Exhibit (a)(1)

                           OFFER TO PURCHASE FOR CASH
                 ALL OF THE OUTSTANDING SHARES OF COMMON STOCK
                                       OF
                             SCOR U.S. CORPORATION
                                       AT
                              $15.25 NET PER SHARE
                                       BY
                          SCOR MERGER SUB CORPORATION
                          A WHOLLY OWNED SUBSIDIARY OF
                                   SCOR S.A.
--------------------------------------------------------------------------------
 THE OFFER (AS DEFINED HEREIN) AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, DECEMBER 8, 1995, UNLESS THE
 OFFER IS EXTENDED.
--------------------------------------------------------------------------------

   THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF SHARES (AS DEFINED HEREIN) WHICH, TOGETHER WITH ANY SHARES CURRENTLY BENEFICIALLY OWNED DIRECTLY OR INDIRECTLY BY PARENT (AS DEFINED HEREIN), WILL CONSTITUTE AT LEAST 90% OF THE TOTAL SHARES OUTSTANDING AS OF THE DATE THE SHARES ARE ACCEPTED FOR PAYMENT PURSUANT TO THE OFFER. THE OFFER IS ALSO SUBJECT TO OTHER TERMS AND CONDITIONS CONTAINED IN THIS OFFER TO PURCHASE. SEE "THE OFFER -- 1. TERMS OF THE OFFER" AND "THE OFFER -- 13. CERTAIN CONDITIONS OF THE OFFER."

                              -------------------

   THE BOARD OF DIRECTORS OF THE COMPANY AND THE SPECIAL COMMITTEE (AS DEFINED HEREIN) HAVE UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER (AS DEFINED HEREIN) ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS, HAVE APPROVED THE OFFER AND THE MERGER AND RECOMMEND THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

                              -------------------

                                   IMPORTANT

   Any stockholder desiring to tender all or any portion of such stockholder's shares of common stock (the "Shares") of the Company should either (1) complete and sign the Letter of Transmittal accompanying this Offer to Purchase (the "Letter of Transmittal"), or a facsimile thereof, in accordance with the instructions in the Letter of Transmittal, have such stockholder's signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal, mail or deliver the Letter of Transmittal (or such facsimile) or, in the case of a book-entry transfer of Shares effected pursuant to the procedure set forth in "THE OFFER -- 3. Procedure for Tendering Shares", an Agent's Message (as defined herein) in lieu of the Letter of Transmittal, and any other required documents to the Depositary (as defined herein) and either deliver the Letter of Transmittal (or such facsimile) together with the certificate(s) representing the tendered Shares or deliver such Shares pursuant to the procedure for book-entry transfer set forth in "THE OFFER -- 3. Procedure for Tendering Shares", or (2) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Stockholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee are urged to contact such broker, dealer, commercial bank, trust company or other nominee if they desire to tender Shares so registered.

   A stockholder who desires to tender Shares and whose certificates for such Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, or who cannot deliver all required documents to the Depositary prior to the expiration of the Offer, may tender such Shares by following the procedures for guaranteed delivery set forth in "THE OFFER -- 3. Procedure for Tendering Shares".

   The Purchaser makes no recommendation to any stockholder as to whether to tender or refrain from tendering Shares. Stockholders must make their own decisions whether to tender Shares and, if so, how many Shares to tender.

   Questions and requests for assistance may be directed to the Information Agent (as defined herein) or to the Dealer Managers (as defined herein) at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be directed to the Information Agent, the Dealer Managers or to brokers, dealers, commercial banks or trust companies, and copies will be furnished promptly at the Purchaser's expense.
                              -------------------

   THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR THE MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                              -------------------

                     The Dealer Managers for the Offer are:
                              GOLDMAN, SACHS & CO.
                              -------------------
             The date of this Offer to Purchase is November 9, 1995

                               TABLE OF CONTENTS

SECTION                                                                                   PAGE
---------------------------------------------------------------------------------------   ----
INTRODUCTION...........................................................................     1
SPECIAL FACTORS........................................................................     3
      1.  History of Company...........................................................     3
      2.  Reasons for the Offer and the Merger.........................................     4
      3.  Fairness of the Offer and the Merger.........................................     6
      4.  Interests of Certain Persons in the Offer and the Merger; Potential
            Conflicts of Interests.....................................................     7
      5.  Background of the Offer and the Merger.......................................     8
      6.  Recommendation of the Company's Board of Directors and the Special
          Committee....................................................................    19
THE OFFER..............................................................................    24
      1.  Terms of the Offer...........................................................    24
      2.  Acceptance for Payment and Payment for Shares................................    26
      3.  Procedure for Tendering Shares...............................................    27
      4.  Rights of Withdrawal.........................................................    30
      5.  Certain Federal Income Tax Consequences of the Offer and the Merger..........    31
      6.  Price Range of Shares; Dividends.............................................    31
      7.  Effect of the Offer on Market for the Shares, Stock Exchange Listing,
            and Exchange Act Registration..............................................    32
      8.  Certain Information Concerning the Company...................................    33
      9.  Certain Information Concerning Parent and the Purchaser......................    41
     10.  Contacts with the Company....................................................    42
     11.  The Merger Agreement; Appraisal Rights; Effect on the Debentures.............    49
     12.  Source and Amount of Funds...................................................    54
     13.  Certain Conditions of the Offer..............................................    54
     14.  Dividends and Distributions..................................................    55
     15.  Certain Legal Matters........................................................    56
     16.  Fees and Expenses............................................................    58
     17.  Miscellaneous................................................................    60

SCHEDULE I     -- Directors and Executive Officers of Parent and the Purchaser........    I-1
SCHEDULE II    -- Appraisal Rights of Dissenting Stockholders under Delaware Law......   II-1
SCHEDULE III   -- Opinion of Dillon, Read & Co. Inc...................................  III-1
Appendix A     -- Financial Statements from the Company's Annual Report on Form 10-K
                  for the Year Ended December 31, 1994................................    A-1
Appendix B     -- Financial Results for the Quarterly Period Ended September 30, 1995
                  as Reported in the Company's Press Release, dated October 24,
                  1995................................................................    B-1

To the Holders of Common Stock of SCOR U.S. Corporation:

                                  INTRODUCTION

    SCOR Merger Sub Corporation, a newly organized Delaware corporation (the "Purchaser") and a wholly owned subsidiary of SCOR S.A., a societe anonyme organized under the laws of The French Republic ("Parent"), hereby offers to purchase all of the outstanding shares of Common Stock, par value $0.30 per share (the "Shares"), of SCOR U.S. Corporation, a Delaware corporation (the "Company"), not currently directly or indirectly owned by Parent, at a price of $15.25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the Letter of Transmittal (which together constitute the "Offer").

    Tendering stockholders will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by the Purchaser. The Purchaser will pay all charges and expenses of Goldman, Sachs & Co. (in such capacity, the "Dealer Managers"), The Bank of New York, as depositary (the "Depositary"), and D.F. King & Co., Inc. (the "Information Agent").

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF SHARES WHICH, TOGETHER WITH ANY SHARES CURRENTLY BENEFICIALLY OWNED DIRECTLY OR INDIRECTLY BY PARENT, WILL CONSTITUTE AT LEAST 90% OF THE TOTAL SHARES OUTSTANDING AS OF THE DATE THE SHARES ARE ACCEPTED FOR PAYMENT PURSUANT TO THE OFFER (THE "MINIMUM TENDER CONDITION"). SUBJECT TO APPLICABLE RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION"), THE PURCHASER RESERVES THE RIGHT, WHICH IT PRESENTLY HAS NO INTENTION OF EXERCISING, TO WAIVE OR REDUCE THE MINIMUM TENDER CONDITION AND TO ELECT TO PURCHASE, PURSUANT TO THE OFFER, LESS THAN THE MINIMUM NUMBER OF SHARES NECESSARY TO SATISFY THE MINIMUM TENDER CONDITION. THE OFFER IS ALSO SUBJECT TO OTHER TERMS AND CONDITIONS CONTAINED IN THIS OFFER TO PURCHASE. SEE "THE OFFER -- 1. TERMS OF THE OFFER" AND "THE OFFER -- 13. CERTAIN CONDITIONS OF THE OFFER".

    THE BOARD OF DIRECTORS OF THE COMPANY AND THE COMMITTEE OF THE BOARD OF DIRECTORS OF THE COMPANY COMPRISED OF ALL DIRECTORS OF THE COMPANY WHO ARE NEITHER OFFICERS OR DIRECTORS OF THE PURCHASER OR PARENT NOR OFFICERS OF THE COMPANY (THE "SPECIAL COMMITTEE") HAVE UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS, HAVE APPROVED THE OFFER AND THE MERGER AND RECOMMEND THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER. SEE "SPECIAL FACTORS--6. RECOMMENDATION OF THE COMPANY'S BOARD OF DIRECTORS AND THE SPECIAL COMMITTEE".

    The Special Committee's financial advisor, Dillon, Read & Co. Inc. ("Dillon Read"), has delivered to the Special Committee its written opinion, dated as of November 2, 1995, that as of such date the $15.25 per Share cash consideration to be received by the holders of Shares (other than Parent) pursuant to the Offer and the Merger is fair to such holders from a financial point of view. A copy of the opinion of Dillon Read is set forth as Schedule III hereto and is contained in the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), which is being mailed to stockholders together with this Offer to Purchase. See "SPECIAL FACTORS--6. Recommendation of the Company's Board of Directors and the Special Committee".

    The Company has advised the Purchaser and Parent that, as of November 2, 1995, there were 18,170,971 Shares outstanding. Parent owned 14,547,756 Shares, or approximately 80% of the outstanding Shares, as of such date. According to the Company's Annual Report on Form 10-K for the year ended December 31, 1994 (the "1994 Annual Report"), there were approximately 140 recordholders of the Shares as of March 28, 1995. The Company has also advised the Purchaser and Parent that, as of November 2, 1995, the Company had outstanding $75,950,000 aggregate principal amount of 5 1/4% Convertible Subordinated Debentures due April 1, 2000 (the "Debentures"), which were issued by the Company on March 29, 1993 at a price equal to the principal amount thereof through a private offering. The Debentures are not redeemable by the Company prior to April 3, 1996, and outstanding Debentures are currently convertible into approximately 2.99 million Shares at a conversion price of $25.375 per Share. The Company has advised the Purchaser and Parent that during 1994 the Company repurchased in the open market $3,900,000 in principal amount of the Debentures and between January 1, 1995 and June 30, 1995 the Company repurchased in the open market $6,400,000 in principal amount of the Debentures. Under the terms of the indenture pursuant to which the Debentures were issued (the "Indenture"), in the event that Parent beneficially owns, after giving effect to the purchase of Shares pursuant to the Offer or the acquisition of Shares pursuant to the Merger, in excess of 90% of the outstanding Shares (a "Repurchase Event"), the holders of the Debentures shall have the right to require the Company to repurchase the Debentures at a repurchase price equal to 100% of the principal amount thereof together with accrued and unpaid interest to the date of such repurchase, which date shall be 45 days after the date on which the Company notifies the holders of the Debentures of such Repurchase Event.

    The Company has advised the Purchaser and Parent that under the Company's 1986 Stock Incentive Plan for Key Executives, the Company's 1990 Stock Option Plan for Directors and the Company's 1991 Stock Option Plan for Key Employees (collectively, the "Company Stock and Option Plans") there were, as of November 2, 1995, vested options outstanding for a total of 982,013 Shares, exercisable at prices ranging from $9.00 to $17.00, and, as of November 2, 1995, unvested options outstanding for a total of 455,003 Shares. According to the 1994 Annual Report, the number of Shares available for future grant at December 31, 1994 was 552,000.

    Based on the foregoing, assuming that no additional Shares are issued after November 2, 1995, the Minimum Tender Condition would be satisfied if at least 1,806,118 Shares are validly tendered prior to the expiration of the Offer and not withdrawn.

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 2, 1995 (the "Merger Agreement"), among Parent, the Purchaser and the Company. The Merger Agreement provides that, among other things, promptly after the purchase of Shares pursuant to the Offer and the receipt of any required approval of the Merger Agreement by the Company's stockholders and the satisfaction or waiver of certain other conditions, the Purchaser will be merged (the "Merger") into the Company. Following consummation of the Merger, the Company will continue as the surviving corporation and will become a wholly owned subsidiary of Parent. Upon consummation of the Merger (the "Effective Time"), each then outstanding Share not owned by Parent or any subsidiary of Parent (other than Shares held by stockholders of the Company who have properly exercised their appraisal rights in accordance with Section 262 of the DGCL) will be converted into the right to receive an amount in cash equal to the per Share price paid pursuant to the Offer (the "Offer Price"). Pursuant to the Merger Agreement, at the Effective Time each option to purchase Shares under the Company Stock and Option Plans, whether or not then vested, will be cancelled and each holder thereof will be thereafter entitled to receive only the difference, if positive, between the Offer Price and the exercise price of such options, multiplied by the number of Shares subject to such options. In addition, in the event the Merger is consummated, the holders of the Debentures will be entitled to convert the Debentures into the right to receive the consideration receivable upon the Merger by a holder of the number of Shares into which such Debentures could have been converted immediately prior to the Merger. The Merger Agreement is more fully described in "THE OFFER -- 11. The Merger Agreement; Appraisal Rights; Effect on the Debentures".

    If the Minimum Tender Condition is satisfied, Parent will hold, directly or indirectly, 90% or more of the outstanding Shares, and Parent intends to contribute its Shares to the Purchaser and cause the Purchaser to effect the Merger without a vote of the Company's stockholders pursuant to the short-form merger provisions of the Delaware General Corporation Law (the "DGCL"). The Merger Agreement provides that, if the Minimum Tender Condition is satisfied, the Company, the Purchaser and Parent will take all necessary and appropriate action, at the request of Parent or the Purchaser, to cause the Merger to become effective as soon as practicable after the acceptance for payment and purchase of Shares by the Purchaser pursuant to the Offer without a meeting of stockholders of the Company pursuant to such short-form merger provisions of the DGCL. If the Purchaser were to waive the Minimum Tender Condition and the number of outstanding Shares validly tendered and purchased pursuant to the Offer results in Parent and the Purchaser holding less than 90% of the outstanding Shares, then the Merger, which has already been approved by the Company's Board of Directors, would have to be approved by the Company's stockholders. Under the DGCL, the vote of the holders of a majority of the outstanding Shares would be required to approve the Merger under such circumstances. Since Parent currently owns approximately 80% of the Shares outstanding, Parent would have sufficient voting power to, and intends to, cause the approval of the Merger without the affirmative vote of any other stockholders of the Company. However, it is a condition to the parties' obligation to complete the Merger that the Purchaser have purchased Shares pursuant to the Offer. Accordingly, if the Minimum Tender Condition or any other condition to the Offer is not satisfied and Parent and the Purchaser elect not to waive any such condition, none of Parent, the Purchaser or the Company will be obligated to effect the Merger.

    No appraisal rights are available in connection with the Offer. Stockholders will have appraisal rights in connection with the Merger, subject to compliance with the requirements of the DGCL, even if the Merger is consummated pursuant to the short-form merger provisions of the DGCL. See "THE OFFER -- 11. The Merger Agreement; Appraisal Rights; Effect on the Debentures".

    By accepting the Offer through the tender of Shares and upon receipt of payment for Shares, a tendering stockholder will be (under Parent's view of applicable law) barred from thereafter attacking in any legal proceeding the fairness of the consideration received by stockholders in the Offer. For this reason, the Letter of Transmittal to be executed by tendering stockholders includes a release of any such claims, which will be effective upon receipt of payment for tendered Shares.

    THIS OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                SPECIAL FACTORS

1. HISTORY OF THE COMPANY.

    The Company is a Delaware corporation that was formed in December 1981. Prior to the offering of 4,000,000 shares to the public on September 25, 1986 at a price of $14.50 per Share, the Company was owned by Societe Commerciale de Reassurance ("SCOR Paris"), a French reinsurance company, and by Caisse Centrale de Reassurance ("CCR"), a reinsurer wholly owned by the French government which also owned approximately 30% of SCOR Paris. As a result of a corporate reorganization completed in France in November 1989, SCOR Paris became a wholly owned subsidiary of Parent. In December 1990, SCOR Paris and another subsidiary of Parent, UAP Reassurances ("UAP Re") were merged into Parent.

    In June 1990, Rockleigh Management Corporation ("Rockleigh"), a wholly owned subsidiary of UAP Re, was merged into the Company. Rockleigh owned 100% of both The Unity Fire and General Insurance Company ("Unity Fire") and General Security Assurance Corporation of New York ("General Security"), each of which was a professional reinsurance company. Effective January 1, 1991, all reinsurance business of Unity Fire, including related assets and liabilities as of that date, were transferred to General Security pursuant to an assumption reinsurance agreement. Subsequently, Unity Fire became a subsidiary of General Security. On January 1, 1994, General Security was merged into SCOR Reinsurance Company ("SCOR Re"), the Company's principal operating subsidiary, to form a single operating entity for the Company's assumed reinsurance business.

    In March 1993, the Company issued $86,250,000 aggregate principal amount of 5.25% Debentures, of which $10,300,000 aggregate principal amount had, as of November 2, 1995, been repurchased by the Company in the open market. During 1994 the Company repurchased in the open market $3,900,000 in principal amount of the Debentures and between January 1, 1995 and June 30, 1995 the Company repurchased in the open market $6,400,000 in principal amount of the outstanding Debentures. The outstanding Debentures are currently convertible into approximately 2.99 million Shares at a conversion price of $25.375 per Share.

    As a result of the issuance of common shares of the Company to UAP Re in the Rockleigh merger, SCOR Paris' participation in the Company's stock repurchase programs and various other purchases, as well as SCOR Paris' purchase of a portion of CCR's shares of the Company, Parent owned approximately 80% of the outstanding common stock of the Company at November 2, 1995. The remaining 3,623,215 outstanding Shares are held publicly and represent approximately 20% of the outstanding Shares.

    The Company is a holding company, the principal operating subsidiary of which is SCOR Re. The Company also operates through SCOR Re's wholly owned subsidiaries, General Security Insurance Company ("GSIC"), Unity Fire and General Security Indemnity Company ("GSIND") (SCOR Re, GSIC, Unity Fire and GSIND are collectively referred to as the "Operating Subsidiaries").

2. REASONS FOR THE OFFER AND THE MERGER.

    The purpose of the Offer is to enable the Purchaser to acquire for cash as many outstanding Shares as possible as a first step in acquiring the entire equity interest in the Company, subject to satisfaction of the Minimum Tender Condition and the other conditions of the Offer. See "THE OFFER -- 13. Certain Conditions of the Offer". If the Minimum Tender Condition is satisfied, Parent and the Purchaser will hold 90% or more of the outstanding Shares and, as soon as practicable following the consummation of the Offer, Parent intends to contribute its Shares to the Purchaser. The Merger Agreement provides that, promptly after the purchase of Shares pursuant to the Offer and subject to the satisfaction or waiver of the terms and conditions of the Merger, the Purchaser will be merged into the Company. If the Minimum Tender Condition is satisfied, such Merger would be effected without a vote of the Company's stockholders pursuant to the short-form merger provisions of the DGCL. In the Merger, each Share not owned by Parent or any subsidiary of Parent (other than Shares held by stockholders of the Company who have properly exercised their appraisal rights under Section 262 of the DGCL) at the Effective Time will be converted into the right to receive an amount in cash equal to the Offer Price. The purpose of the Merger is to enable Parent to acquire any remaining Shares not acquired pursuant to the Offer. Following consummation of the Merger, the Company will continue as the surviving corporation and will become a wholly owned subsidiary of Parent. THE BOARD OF DIRECTORS OF THE COMPANY AND THE SPECIAL COMMITTEE HAVE UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS, HAVE APPROVED THE OFFER AND THE MERGER AND RECOMMEND THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER. In determining to seek the purchase of the outstanding Shares and effect the Merger at this time, Parent focused on a number of factors, including those set forth below.

    The primary reason for the Offer and the Merger is that the listing of the Shares on the New York Stock Exchange, Inc. ("NYSE") has not achieved the benefits hoped for by Parent in 1986 at the time of the offering of Shares to the public, and, in Parent's view, the costs associated with such listing now outweigh any resulting benefits. The Shares have attracted limited interest from institutional investors and generally have low trading volumes. This illiquidity, together with the Company's financial results, have caused the Shares to trade only occasionally at or above their net book value per Share since 1993. Also, the Company's ability to utilize Shares for acquisitions or capital-raising has not been as great as had been hoped for in 1986. The present requirement to maintain the listing of the Shares on the NYSE and registration of the Shares under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), imposes on the Company significant direct and indirect compliance costs. In addition, compliance with such ongoing requirements imposes an administrative burden on the Company, resulting in the diversion of management time and resources. The Purchaser intends to seek the delisting of the Shares from the NYSE and termination of registration of the Shares under the Exchange Act as soon as possible after consummation of the Offer or the Merger, if the requirements for the delisting and termination of registration are met.

    The Company's businesses are complementary with Parent's businesses, and Parent intends to integrate some of the Company's operations into those of Parent in order to obtain certain operating benefits and achieve certain cost savings, as well as to incorporate the Company's strategy into Parent's worldwide strategic planning. In particular, Parent will be able to avail itself of the Company's demonstrated skills and technical expertise in evaluating and underwriting certain types of risks, and enhance its ability to achieve its global strategic plans. The increasing globalization of world economies presents opportunities for Parent to pool the resources of the group and to invest on a group-wide basis in the human and technical resources necessary to improve productivity, develop and provide a broader range of international products grounded on global expertise and to build consistent, company-wide service standards to better meet customer needs. Parent's ability to achieve the foregoing objectives under the present ownership structure is complicated by legal obligations of the Board of Directors of the Company to manage the Company in the best interests of all stockholders. Accordingly, each decision made by Parent which could affect the Company must be made with a view to its effect on the Company's minority stockholders, with the result that Parent's flexibility in dealing with its significant investment in the insurance and reinsurance industry in the United States is limited.

    In addition, Parent believes that the interest of the public stockholders of the Company in its near-term earnings results may sometimes be inconsistent with the Company's long-term business strategy to solidify and enhance its position in the United States' insurance and reinsurance industry. The operating results of the property and casualty insurance and reinsurance industry are subject to significant fluctuations due to competition, catastrophic events, general economic conditions, interest rates and other factors such as changes in tax laws and regulations. The operating results of the Company have been influenced by these cycles and events. Many of the factors that have contributed to the Company's volatile earnings results and reduced surplus in recent years continue, and Parent cannot predict if, when or to what extent general market conditions will improve for the insurance and reinsurance industry. Parent believes that acquiring the entire equity interest in the Company will facilitate the realization of productivity gains necessary to achieve a sustainable improvement in the Company's profitability, to achieve consistent earnings growth in all its product offerings, to enhance its credit strength and to improve its return on equity. The Company's long-term business strategy will also require significant capital investments in technology, including investment as part of Parent's worldwide systems development project, which will provide additional systems availability for the Company over the next two years. In Parent's opinion, these strategies could adversely affect the Company's near-term earnings and the trading price of the Shares.

    Other factors that Parent considered in determining to proceed with the Offer and the Merger at this time included a stronger French Franc/U.S. Dollar exchange rate than has existed in recent years and a cash reserve of U.S. dollars generated by Parent's group that can be used for the acquisition of Shares tendered in the Offer. In addition, Parent considered the improvement of the

Company's results in 1995 over its 1994 results, the fact that the additional investment that would be made by Parent to increase its percentage ownership in the Company pursuant to the Offer and the Merger would not dilute the earnings of Parent, projections as to future results of the Company (see "THE OFFER -- 8. Certain Information Concerning the Company") and the fact that the Company's stock price has generally traded below its net book value since 1993.

    Parent also considered certain information provided to it by its financial advisor, Goldman Sachs International ("Goldman Sachs"), including information with respect to other businesses similar in some respects to the Company and with respect to premiums paid in other acquisitions of minority interests. Such information is contained in Goldman Sachs' analyses that have been filed by Parent and Purchaser as an Exhibit to their Rule 13e-3 Transaction Statement on
Schedule 13E-3 filed with the Commission in connection with the Offer (the "Schedule 13E-3") and may be examined and copied at the office of the Commission in Washington, D.C. as set forth below under "THE OFFER -- 8. Certain Information Concerning the Company". In addition, such analyses are described below in "SPECIAL FACTORS -- 5. Background of the Offer and the Merger" and are available for inspection and copying at the principal offices of the Purchaser and Parent during their respective regular business hours by any interested holder of Shares or his representative who has been so designated in writing.

    In making the decision to proceed with the Offer and the Merger, Parent also took into account the state of the insurance and reinsurance industry in general, including the industry's volatility over the past few years and expected future volatility. Parent believes that the industry's volatility can be better managed by the Company once the Offer and Merger are completed. The trend toward consolidation in the insurance and reinsurance industry has forced smaller companies out of the market and shifted business to larger, better capitalized reinsurers. By acquiring the Shares it does not presently own, Parent's ability to combine the capacity of Parent's group as a whole with that of the Company in the United States will be enhanced, better enabling the Company to benefit from the trend toward consolidation being experienced in the industry and to pool the group's resources to develop particular lines of business in order to capitalize opportunistically on price increases achievable in particular sectors of the industry.

3. FAIRNESS OF THE OFFER AND THE MERGER.

    Parent believes that the $15.25 cash consideration proposed to be paid in the Offer and pursuant to the Merger is fair to the minority stockholders of the Company. It provides a substantial premium over pre-announcement market prices to holders of the Shares and enables the Company's stockholders to receive cash for their stockholdings now at a premium per share price. The $15.25 offer price represents a premium of 73.7% over the weighted average of the market price of the Company's Common Stock during the period from January 1, 1995 to September 15, 1995, a premium of 37.1% over the market price of the Company's Common Stock as of September 25, 1995 of $11.125 per Share, a multiple of 15.9 times the latest twelve months' income for the period ended September 30, 1995 and a multiple of 17.3 times publicly forecasted earnings per Share for 1995. Based on the foregoing and in light of the Company's historical results and the fact that the Shares have since 1993 traded below the Company's net book value per Share value, which as of September 30, 1995 was $15.27 per Share, Parent believes the consideration proposed to be paid in the Offer and the Merger is fair to the minority stockholders of the Company.

    As a result of the Minimum Tender Condition, the tender of slightly less than a majority of the outstanding Shares not owned directly or indirectly by Parent is a condition to the obligation of the Purchaser to accept Shares for payment. Such condition, however, may be waived at the sole discretion of Parent or Purchaser.

    None of the Purchaser, Parent or Goldman Sachs solicited other offers for the Company or its assets, and there can be no assurance that the terms of the Offer are as favorable to the public stockholders of the Company as could be obtained in a transaction, or one or more transactions, with an unaffiliated party or parties. Neither Parent nor any of its affiliates has received any firm offers or inquiries with respect to the business and assets of the Company or its investment therein from any unaffiliated party during the period from January 1, 1993 to the date of this Offer to Purchase.

    Goldman Sachs was not asked to render, and has not rendered, any opinion as to the fairness of the Offer or the Merger to either the Company or the public stockholders of the Company. Neither Parent nor the Purchaser has obtained any opinions as to the fairness of the Offer or the Merger to the public stockholders of the Company or any valuation or appraisal of the Company's assets from any independent party in connection with the Offer or the Merger.

    Representatives of Parent have had access to certain non-public information concerning the Company, including the projections which are summarized elsewhere in this Offer to Purchase. See "THE OFFER -- 8. Certain Information Concerning the Company".

    Following the delivery by Parent of the letter, dated September 25, 1995, described under "SPECIAL FACTORS--5. Background of the Offer and the Merger" below, the Company announced that the proposal contained in such letter was being referred to the Special Committee, which would consider the proposal. The Special Committee is composed of all of the directors of the Company who are neither officers or directors of the Purchaser or Parent nor officers of the Company. The Special Committee retained Dillon Read as its financial advisor to analyze the terms of the Offer and the Merger. Dillon Read has provided the Board of Directors with its written opinion that, as of November 2, 1995, the $15.25 cash consideration to be received by the holders of Shares (other than Parent) pursuant to the Offer and the Merger is fair to such holders from a financial point of view. The Board of Directors of the Company and the Special Committee have unanimously determined that the Offer and the Merger are fair to and in the best interests of the Company and its stockholders, have approved the Offer and the Merger and recommend that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer. See "SPECIAL FACTORS -- 6. Recommendation of the Company's Board of Directors and the Special Committee."

4. INTERESTS OF CERTAIN PERSONS IN THE OFFER; POTENTIAL CONFLICTS OF INTERESTS.

    Stockholders should be aware that members of the Board of Directors of the Company (collectively, the "Board" and each a "Director"), other than the members of the Special Committee, have certain interests which are referred to below, and which may present them with actual or potential conflicts of interest in connection with the Offer. Among other things, Parent already owns approximately 80% of the outstanding Shares and, after the consummation of the Offer, it is expected that the Chairman of the Board of the Company will continue to serve on the board of directors of the Company and that the President and Chief Executive Officer of the Company will continue to be employed by the Company and serve as a member of the board of directors of the Company. In addition, the Merger Agreement provides that the directors of the Company will continue as directors of the Company after consummation of the Merger.

    Five of the thirteen members of the Board are also members of the Board of Directors of the Parent or are officers of Parent. Allan M. Chapin, who is a voting trustee of the SCOR U.S. Voting Trust (See "THE OFFER -- 10. Contacts with the Company"), is a partner in the law firm of Sullivan & Cromwell, which has provided legal services on an on-going basis to Parent and the Company. Sullivan & Cromwell are acting as United States legal counsel to the Parent and the Purchaser in connection with the Offer, the Merger and the other transactions contemplated herein.

5. BACKGROUND OF THE OFFER AND THE MERGER.

    Parent has from time to time in recent years considered acquiring all of the Shares not owned by Parent and began such considerations again during July, 1995. During July, management of Parent began to consult with representatives of its outside United States legal counsel and financial advisors concerning the manner in which the minority interest in the Company could be acquired. In mid-September of 1995, management of Parent determined they were prepared to recommend to Parent's Board of Directors the acquisition by Parent of the minority interest in the Company and on September 21, 1995, representatives of Sullivan & Cromwell, the United States legal counsel to Parent, and Goldman Sachs, the financial advisor to Parent, met with management of Parent to discuss the legal alternatives available to effect the acquisition of the minority interest in the Company and certain financial information relevant to a determination of an appropriate price to propose for acquisition of the minority Shares. During the September 21, 1995 meeting, Goldman Sachs provided Parent with certain financial analyses. Those analyses are described below and are filed as an exhibit to the Schedule 13E-3 filed with the Commission in connection with the Offer, and such analyses shall be made available for inspection and copying at the principal executive offices of Parent and the Purchaser during their respective regular business hours by any interested holder of Shares or his representitive who has been so designated in writing. The description below is qualified by reference to text of such analyses. Goldman Sachs has not been requested to, and has not, given any opinion to Parent, the Purchaser or any other person with respect to the fairness of the consideration proposed to be paid for the Shares in the Offer and the Merger. Neither Parent nor the Purchaser has obtained any opinions as to the fairness of the Offer or the Merger to the holders of Shares or any valuation or appraisal of the Company's assets from any independent party in connection with the Offer or the Merger. During the September 21, 1995 meeting, management determined to recommend a price of $14.00 per Share to the Board of Directors of Parent. On October 24, 1995, the Company provided Goldman Sachs with updated financial information, including earnings and other financial information for the third fiscal quarter and the nine months ended September 30, 1995 that were publicly reported on October 24, 1995 and financial projections, and, subsequently, Goldman Sachs prepared and provided to Parent updates, reflecting the more current information, to certain of its analyses. These updated analyses are also filed as an exhibit to the Schedule 13E-3 and are available in the same manner as that described above for the original analyses. The description of the analyses set forth below is qualified by reference to the text of such analyses.

    GOLDMAN SACHS' ANALYSES. The following is a summary of certain of the financial analyses used by Goldman Sachs in connection with its discussions with the management of Parent on September 21, 1995. The presentations of Goldman Sachs containing, among other things, the financial analyses and updated financial analyses summarized below, have been filed as exhibits to the Schedule 13E-3.

        Historical Stock Trading Analysis. Goldman Sachs reviewed the historical trading prices and volumes for the Shares. Such review included, among other things, Goldman Sachs' analysis of the weighted average market prices of the Shares and the total volume of Shares traded as a percentage of Shares outstanding during the period from January 1, 1992 to September 15, 1995 and during the period from January 1, 1995 to September 15, 1995. Such analysis indicated a weighted average market price of $12.07 per share (based on closing prices for the Shares from January 1, 1992 to September 15, 1995) with 44.3% of the total outstanding Shares traded in such period and a weighted average market price of $8.78 per Share (based on closing prices for the Shares from January 1, 1995 to September 15, 1995) with 5.3% of the total outstanding Shares traded in such period. Such review also included Goldman Sachs' analysis of the indexed historical trading prices of the Shares during the period from December 27, 1991 to August 31, 1995 as compared to the Standard & Poor's 500 Index and a composite index comprised of seven other publicly traded corporations in the reinsurance industry: General Re Corporation, American Re Corporation, Transatlantic Holdings, Inc., NAC Re Corp., National Re Corporation, Trenwick Group Inc. and Zurich Centre Re Holdings (the "Selected Companies"). Representatives of Goldman Sachs advised the management of Parent that there are no publicly traded companies directly comparable to the Company and that the analysis had to be considered in light of that qualification. The analysis of such indexed historical share trading prices indicated that the Shares underperformed both the Standard & Poor's 500 Index and the comparable composite index during that period. During such period, the Standard & Poor's 500 Index increased approximately 50%, the comparable composite index increased approximately 78%, and the value of the Shares decreased approximately 29%.

        Discounted Cash Flow Analysis. Goldman Sachs performed a discounted cash flow analysis based on estimated cash flow per Share, consisting of projected dividends per Share for the period from December 31, 1995 through December 31, 1999, and a projected terminal value at December 31, 1999. Goldman Sachs calculated present value per Share of such estimated cash flows using discount rates of 12.5% and 15% for three scenarios for the compound annual growth rate ("CAGR") for earnings per share ("EPS") for the Company of 5%, 10% and 15%. In each such scenario, IBES median EPS estimates for 1995-1996 were used and the scenario growth rate was applied to estimate EPS thereafter. Goldman Sachs calculated dividends per Share assuming a 34% payout ratio to EPS and calculated the Company's terminal value based on multiples of projected net income for calendar year 1999 ranging from 8x to 15x. Those calculations indicated present value per Share values based on the 5% EPS CAGR scenario ranging from $6 per Share at a 15.0% discount rate to $12 per Share at a 12.5% discount rate, implied per Share values based on the 10% EPS CAGR scenario ranging from $7 per Share at a 15.0% discount rate to $13 per Share at a 12.5% discount rate and implied per Share values based on the 15% EPS CAGR scenario ranging from $8 per Share at a 15.0% discount rate to $15 per Share at a 12.5% discount rate. Goldman Sachs' updated "Discounted Cash Flow Analysis" is discussed below.

        Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information relating to the Company to corresponding financial information, ratios and public market multiples for the following direct reinsurance companies: American Re Corporation, General Re Corporation and National Re Corporation (the "Direct Reinsurance Companies"), and for the following broker reinsurance companies: NAC Re Corp., Transatlantic Holdings, Inc. and Trenwick Inc. (the "Broker Reinsurance Companies"). The public market multiples of the Company were calculated using the price of $11.25 per Share, representing the closing price of the Shares on the NYSE on September 19, 1995. The multiples and ratios for the Company and for each of the Direct Reinsurance Companies and the Broker Reinsurance Companies (together, the "Analyzed Companies") were based on generally accepted accounting principles ("GAAP") financial data as of June 30, 1995, IBES median estimates as of September 7, 1995 and other recent publicly available information. Representatives of Goldman Sachs advised the management of Parent that there are no companies directly comparable to the Company and that the analysis had to be considered in light of that qualification. The review indicated that the percentage of the 52-week high trading prices ranged from 97.1% to 99.8%, compared to 93.8% at $11.25 per Share for the Company, that the current dividend yield for the Analyzed Companies ranged from 0.5% to 2.2%, with a mean of 0.8% for the Direct Reinsurance Companies and 1.1% for the Broker Reinsurance Companies, compared to 1.8% at $11.25 per Share for the Company, and that the calendar year 1994 return on equity for the Analyzed Companies ranged from 7.2% to 12.9%, with a mean of 10.8% for the Direct Reinsurance Companies and 10.9% for the Broker Reinsurance Companies, compared to negative return on equity for the Company. Goldman Sachs also considered for the Analyzed Companies: estimated calendar year 1995 and 1996 price/earnings ratios, which ranged from 12.2x to 16.4x for estimated calendar year 1995, with a mean of 14.2x for the Direct

    Reinsurance Companies and 14.3x for the Broker Reinsurance Companies, and 10.8x to 14.7x for estimated calendar year 1996, with a mean of 12.4x for the Analyzed Companies as a group, compared to 12.8x and 11.8x at $11.25 per Share, respectively, for the Company; statutory combined ratios for calendar years 1992, 1993 and 1994, which ranged from 102.8% to 126.9% for calendar year 1992, with a mean of 104.8% for the Direct Reinsurance Companies and 117.5% for the Broker Reinsurance Companies, 99.5% to 110.9% for calendar year 1993, with a mean of 100.3% for the Direct Reinsurance Companies and 106.8% for the Broker Reinsurance Companies, and 98.4% to 105.7% for calendar year 1994, with a mean of 101.2% for the Direct Reinsurance Companies and 104.8% for the Broker Reinsurance Companies, compared to 123.3%, 103.7% and 118.8%, respectively, for the Company; and estimated EPS (based on IBES median estimates as of September 7, 1995) for calendar years 1995 and 1996, which ranged from $2.40 to $9.25 per share for estimated calendar year 1995, compared to $0.88 per Share for the Company, and ranged from $2.80 to $10.35 per share for estimated calendar year 1996, compared to $0.95 per Share for the Company. Goldman Sachs also compared for the Analyzed Companies the book value per share and the price to book value per share ratios, which book value per share ranged from $2.80 to $69.59 for the Analyzed Companies, compared to $15.02 per Share for the Company, and which price to book value per share ratios ranged from 1.51x to 2.18x for the Analyzed Companies, with a mean of 1.97x for the Direct Reinsurance Companies and 1.64x for the Broker Reinsurance Companies, compared to 0.75x per Share for the Company.

        Analysis at Various Prices. Goldman Sachs calculated alternative values for the aggregate consideration (including the price of the outstanding Debentures) based upon nine price per Share values ranging from $11.25 to $16.00 per Share. Those calculations yielded aggregate consideration values ranging from $117 million to $134 million for the outstanding Shares not beneficially owned directly or indirectly by Parent and the outstanding Debentures, excluding any severance obligations and transaction costs. Goldman Sachs considered the consideration per Share as a premium over the market price quoted on the NYSE on September 19, 1995 for the Shares of $11.25, as a multiple of actual twelve months ended June 30, 1995 ("LTM") EPS of $0.75 and IBES estimates for calendar year 1995 and 1996 EPS of $0.88 and $0.95, respectively, and as a multiple of stated book value per Share of $15.01 as of June 30, 1995 and tangible book value per Share of $14.74 as of June 30, 1995. Goldman Sachs' analyses indicated consideration per Share premiums over market ranging from 0.0% to 42.2%, with a premium of 24.4% based on the consideration per Share of $14.00 initially proposed by Parent on September 25, 1995; consideration per Share multiples of LTM EPS ranging from 15.0x to 21.3x, with a multiple of 18.7x based on the consideration per Share of $14.00 initially proposed by Parent on September 25, 1995, of estimated calendar year 1995 EPS ranging from 12.8x to 18.2x, with a multiple of 15.9x based on the consideration per Share of $14.00 initially proposed by Parent on September 25, 1995, and of estimated calendar year 1996 EPS ranging from 11.8x to 16.8x, with a multiple of 14.7x based on the consideration per Share of $14.00 initially proposed by Parent on September 25, 1995; and consideration per Share multiples of stated book value per Share ranging from 0.75x to 1.07x, with a multiple of 0.93x based on the consideration per Share of $14.00 initially proposed by Parent on September 25, 1995, and of tangible book value per Share ranging from 0.76x to 1.09x, with a multiple of 0.95x based on the consideration per Share of $14.00 initially proposed by Parent on September 25, 1995. Goldman Sachs' updated "Analysis at Various Prices" is discussed below.

        Selected Transactions Analysis. Goldman Sachs analyzed certain information relating to recent acquisitions of U.S. property/casualty reinsurance companies since 1987 (the "Selected Transactions"). Such analysis indicated that for the Selected Transactions: (A) based on GAAP, aggregate consideration as a multiple of (x) net written premiums for the twelve month period ending prior to announcement of each selected transaction ranged from

    0.48x to 1.80x, with a mean and median of 1.17x, (y) net income for the twelve month period ending prior to announcement of each selected transaction ranged from 6.72x to 21.40x, with a mean of 12.88x and median of 9.91x, and (z) tangible book value ranged from 0.82x to 3.10x, with a mean of 1.37x and median of 1.17x; and (B) based on statutory accounting principles, aggregate consideration as a multiple of (x) net income for the twelve month period ended prior to the announcement of each selected transaction ranged from 7.69x to 27.90x, with a mean of 12.83x and median of 10.32x, and (y) book value ranged from 0.91x to 1.94x, with a mean of 1.26x and median of 1.13x.

        Selected Buyouts Analysis. Goldman Sachs analyzed certain information relating to selected buyouts by significant existing stockholders since 1989 (the "Selected Buyouts"). Such analysis indicated that for the Selected
    Buyouts: (A) as an average for all buyouts, (i) pre-announcement stock price as a percentage of the 52-week high closing price per share was 80.9%, (ii) the initial offer premium to the closing price one NYSE trading day prior to the public announcement of the parents' proposals was 23.4% and the discount to the 52-week high closing price was 1.6%, (iii) the increase in the offer price paid was 9.3% and (iv) the final offer price premium to the closing price one NYSE trading day prior to the public announcement of the significant existing stockholders' proposals was 35.0% and to the 52-week high closing price was 8.0%; (B) as an average for all U.S. buyouts by a European parent, (i) pre-announcement stock price as a percentage of the 52-week high closing price per share was 82.3%, (ii) the initial offer premium to the closing price one NYSE trading day prior to the public announcement of the parents' proposals was 19.1% and the discount to the 52-week high closing price was 2.6%, (iii) the increase in the offer price paid was 6.9% and (iv) the final offer price premium to the closing price one NYSE trading day prior to the public announcement of the significant existing stockholders' proposals was 26.6% and to the 52-week high closing price was 4.1%; and (C) as an average for all buyouts of an approximate 20 percent minority stake, (i) pre-announcement stock price as a percentage of the 52-week high closing price per share was 82.1%, (ii) the initial offer premium to the closing price one NYSE trading day prior to the public announcement of the significant existing stockholders' proposals was 16.9% and the discount to the 52-week high closing price was 5.1%, (iii) the increase in the offer price paid was 6.6% and (iv) the final offer price premium to the closing price one NYSE trading day prior to the public announcement of the parents' proposals was 23.2% and to the 52-week high closing price was 0.8%.

    As described above, Goldman Sachs has updated its "Discounted Cash Flow Analysis" and "Analysis at Various Prices" set forth in its earlier presentation to take into account the September 30,1995 updated financial information. The updated "Discounted Cash Flow Analysis" was based on management projections for 1995-1997 EPS and indicated present value per Share values for the scenario assuming 5% EPS CAGR after 1997 ranging from $9 per Share at a 15.0% discount rate to $17 per Share at a 12.5% discount rate, present value per Share values for the scenario assuming 10% EPS CAGR after 1997 ranging from $10 per Share at a 15.0% discount rate to $18 per Share at a 12.5% discount rate and present value per Share values for the scenario assuming 15% EPS CAGR after 1997 ranging from $11 per Share at a 15.0% discount rate to $20 per Share at a 12.5% discount rate.

    In the updated "Analysis at Various Prices", Goldman Sachs calculated alternative values for the aggregate consideration (including the price of the oustanding Debentures) based upon nine price per Share values ranging from $11.25 to $16.00, and considered the consideration per Share as a multiple of the twelve months ended September 30, 1995 EPS of $0.96 and management projections for calendar year 1995 and 1996 EPS of $1.01 and $1.19, respectively, and as a multiple of reported book value per Share of $15.10 as of September 30, 1995 and tangible book value per Share of $14.83 as of September 30, 1995. These calculations indicated consideration per Share multiples of EPS for the twelve months period ended September 30, 1995 ranging from 11.7x to 16.7x, with a multiple of 14.6x based on the consideration per Share of $14.00 initially proposed by Parent on September 25, 1995, of projected calendar year 1995 EPS ranging from 11.1x to 15.8x, with a multiple of 13.9x based on the consideration per Share of $14.00 initially proposed by Parent on September 25, 1995, of projected calendar year 1996 EPS ranging from 9.5x to 13.4x, with a multiple of 11.8x based on the consideration per Share of $14.00 initially proposed by Parent on September 25, 1995, of reported book value per Share ranging from 0.74x to 1.06x, with a multiple of 0.93x based on the consideration per Share of $14.00 initially proposed by Parent on September 25, 1995, and of tangible book value per Share ranging from 0.76x to 1.08x, with a multiple of 0.94x based on the consideration per Share of $14.00 initially proposed by Parent on September 25, 1995.

    Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors and events beyond the control of the parties or their respective advisors, none of Parent, the Purchaser, the Company, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

    As described above, Goldman Sachs' presentation to the management of Parent was one of many factors taken into consideration by Parent in making its determination to propose the Offer and the Merger. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs and is qualified by reference to the presentations containing Goldman Sachs' analyses filed as exhibits to the Schedule 13E-3.

    COMMUNICATIONS REGARDING PARENT'S PROPOSAL. On September 25, 1995, the Board of Parent met and approved making a proposal to the Company to acquire the Shares not owned by Parent at a price of $14.00 per Share and authorized the management of Parent to cause Parent to take such action as the management deemed necessary or advisable to acquire all Shares not already owned by Parent. On September 25, 1995, Parent sent the following letter to the Board of the
Company:

    September 25, 1995
    Board of Directors
    SCOR U.S. Corporation
    Two World Trade Center, 23rd Floor
    New York, NY 10048-0178

    Dear Sirs,

        On behalf of SCOR S.A. ("Parent"), I am pleased to make a proposal to acquire all of the outstanding shares of common stock, par value $0.30 per share (the "Common Stock"), of SCOR U.S. Corporation (the "Company") not currently owned by Parent at a price of $14 per share in cash.

        As you know, Parent has owned a substantial majority of the outstanding shares of Common Stock since before the public offering by the Company of its Common Stock in 1986, and Parent currently owns approximately 80% of the Company's outstanding Common Stock. Parent believes it would be in the mutual best interest of Parent, the Company and the shareholders of the Company for Parent to acquire the shares of Common Stock that it does not already own on the terms and conditions set forth in this letter. Accordingly, Parent hereby submits for your consideration the following proposal.

        Parent is prepared to enter into a merger agreement pursuant to which a newly organized United States subsidiary of Parent would acquire all issued and outstanding shares of Common Stock that are not currently directly or indirectly owned by Parent at a price of $14 per share in cash. The merger agreement could be in a form customary for transactions of this type. Our proposal presumes that there has been no material adverse change since June 30, 1995 in the results of operations, business or financial condition of the Company and its subsidiaries taken together.

        The transactions contemplated by this proposal would also give the holders of the Company's outstanding 5 1/4% Convertible Subordinated Debentures due April 1, 2000 (the "Debentures") the right to require the Company to repurchase the Debentures at a repurchase price equal to 100% of the principal amount thereof together with accrued and unpaid interest to the date of such repurchase.

        We believe that this proposal is fair to the minority stockholders of the Company. It provides a substantial premium to current market prices to holders of the Company's Common Stock and enables the Company's shareholders to receive cash for their shareholdings now at a premium per share price which they are unable to recognize in the market.

        The $14 offer price represents a premium of 59.5% over the weighted average of the market price of the Company's Common Stock during the period from January 1, 1995 to September 15, 1995, a premium of 24.4% over the market price of the Company's Common Stock as of September 19, 1995, a multiple of 18.7 times the latest twelve months' income and a multiple of
    15.9 times publicly forecasted earnings per share for 1995.

        We are in a position to proceed on an expedited basis and urge that the Company act responsibly and, in order to minimize uncertainty, as quickly as possible, in considering our proposal. We expect that the directors of the Company who are not affiliated with Parent may wish to engage independent legal and financial advisors. If that is so, we would request that they do so quickly.

        We would like to make it clear that Parent's interest in the Company is not for sale and thus this proposal is not made in view of the sale of the Company to a third party.

        We welcome the opportunity to meet with the Directors and further outline our proposal at Director's meetings to be held on September 28 and 29.

    Sincerely yours,

    /s/ Jacques Blondeau
    Jacques Blondeau

    On September 26, 1995, Parent issued a press release announcing its proposal to the Board of a merger at a price of U.S. dollars 14.00 per Share in cash.

    On September 27, 1995, representatives of the United States legal counsel to Parent met with the General Counsel and other members of the legal department of the Company to discuss regulatory implications of the Company becoming a wholly-owned subsidiary of Parent. Counsel to Parent also requested that Parent's financial advisor be given the opportunity to perform a due diligence investigation on the Company.

    At a September 28, 1995 meeting of the members of the Board of the Directors of the Company who are neither officers of the Company nor officers or directors of the Purchaser or Parent (the "Unaffiliated Directors"), those directors determined to form the Special Committee to review Parent's proposal and its fairness to the minority stockholders of the Company and to negotiate the proposal with the Parent. The Special Committee was formed on September 28,

1995. The members of the Special Committee were John R. Cox, Raymond H. Deck, Michel J. Gudefin, Richard M. Murray, John W. Popp, David J. Sherwood and Ellen
E. Thrower. The Special Committee was granted authority to retain legal and financial advisors to assist it in evaluating the interest expressed by Parent in acquiring the outstanding Shares. Subsequently, the Special Committee hired Davis Polk & Wardwell as its outside legal counsel and Dillon Read to act as financial advisor to the Special Committee.

    In a meeting with the Special Committee held on September 28, 1995, a representative of Parent discussed Parent's proposal contained in its September 26, 1995 letter and advised the Special Committee that Parent would likely commence a tender offer for the Shares in advance of entering into a Merger Agreement, but that Parent would defer commencing the tender offer to give the Special Committee time to retain legal and financial advisors and begin their review of the $14.00 proposal. The Special Committee and the representatives of Parent agreed that it was in the best interests of the Company and its stockholders to resolve promptly whether Parent would be acquiring the Shares not already owned by it and that the Special Committee would endeavor to be in a position to respond to Parent's proposal by October 26, 1995, the date of a previously scheduled meeting of the Executive Committee of the Board of Directors of the Company.

    On September 29, 1995, the Company issued a press release concerning Parent's September 25, 1995 proposal.

    On September 29 and October 3, 1995, representatives of the United States legal counsel to Parent called a representative of counsel for the Special Committee to discuss issues potentially associated with the possible commencement of a tender offer and to inquire as to the timing for retention of a financial advisor. During those calls, counsel to the Special Committee expressed concern that a tender offer might place the Special Committee under timing constraints in responding to Parent's proposal. United States legal counsel to Parent indicated that consummation of any tender offer would likely be conditioned upon prior approval of the Special Committee. During the October 3rd call, counsel to the Special Committee also indicated that Goldman Sachs would be provided with access to confidential information concerning the Company only after and to the extent that the Special Committee and its financial advisor determined that such access was appropriate.

    On October 10, 1995, representatives of United States legal counsel to Parent called a representative of counsel to the Special Committee to discuss again the timing of the retention by the Special Committee of its financial advisor and the possibility of a tender offer by Parent for the Shares prior to entering into a merger agreement. During the course of that telephone call, the representative of counsel to the Special Committee reiterated concerns relating to the commencement of a tender offer before the Special Committee had delivered its response to Parent's proposal contained in its September 25, 1995 letter. In response to a question raised by counsel to the Special Committee, the representatives of United States legal counsel to Parent indicated they planned to forward a draft of a Merger Agreement to counsel to the Special Committee promptly.

    On October 10, 1995, the Special Committee retained Dillon Read as its financial advisor to assist in its evaluation of, and negotiations with respect to, Parent's proposal.

    On October 10, 1995, the Company provided to Parent's United States legal advisors certain initial documents relating to the Company for review. On October 12, 1995, representatives of Parent's United States legal advisors sent a preliminary due diligence request list to the Company outlining the types of documents sought for review. On October 16, 1995, representatives of Parent's United States legal advisors spoke with representatives of the Company to schedule the due diligence process. During the period from October 16 to October 26, 1995, representatives of Parent's financial and United States legal advisors performed due diligence at the Company's offices, were provided with due diligence materials relating to the Company and engaged in conversations with management of the Company. Additional due diligence materials were provided to representatives of Parent's United States legal advisors by the Company on November 2, 1995.

    On October 13, 1995, representatives of Goldman Sachs, Dillon Read and legal counsel to the Special Committee met with members of the senior management of the Company to discuss the Company's business, historical financial results and projected financial results.

    During the course of the October 13 meeting, the Company's management indicated that it then expected the Company to achieve operating earnings of no less than $.86 per share in 1995 compared to several then current Wall Street analysts' projections of earnings of $.88 per share for 1995. The Company's management indicated that the projected financial results for 1995 were based on expectations that gross underwriting premiums for 1995 will be less than previous estimates prepared by the Company, but that the net income results would not be materially different from previously forecasted results because of a reduction in the amount of anticipated losses. The Company's management indicated that it then believed the Company has avoided any material losses that might arise from most of the catastrophes that have occurred during the course of 1995. Management noted that most of the loss incurred by the Company in 1994 was the result of losses arising from the Northridge, California earthquake. The Company's management also indicated that it then expected to achieve earnings of $1.12 per share in 1996 compared to several then current Wall Street analysts' projections of earnings of $.95 per share for that year and that it then expected the Company to record earnings per share of $1.42 in 1997. The Company's management indicated that the significant assumptions used in the preparation of such projections included: (i) an assumption that the reinsurance market will not improve significantly over the next two years; (ii) the Company's exposure to property catastrophe loss will be less in the future because of increased management of aggregate exposures to losses arising out of that line of business; (iii) an anticipated reduction in the premiums that the Company will be able to charge and (iv) the possibility that the Company could become less competitive in the future because of higher capital bases for some of the Company's competitors.

    The Company management indicated at the October 13 meeting that they were in the process of updating the projected financial results of the Company. Certain of those updated financial projections, which were delivered to Parent's United States legal and financial advisors on October 23, 1995, are described in "THE OFFER -- 8. Certain Information Concerning the Company".

    In addition to the general review of the Company's business and results of operations discussed above, during the October 13 meeting, the Company's management discussed a number of specific matters relating to the Company's various lines of business. In the course of those discussions, the Company noted that Parent has provided 33-40% of the Company's catastrophe retrocession program and has been the Company's largest retrocessionaire by a significant margin. The Company's management indicated that it expects that all catastrophe retrocession will be provided by Parent by January 1, 1996. This increase is part of Parent's world-wide plan to provide all retrocession capacity for its subsidiaries' catastrophe reinsurance and then to retrocede such exposure to other companies. The Company indicated that the increase in Parent's position leading to Parent becoming the sole retrocessionaire of the Company's catastrophe program was decided upon prior to Parent's proposal to acquire the minority interest in the Company. The Company's management indicated its confidence in Parent's ability to satisfy its retrocession obligations. The Company's management also indicated that the Company's broker relationship is extremely concentrated. Forty percent of the brokered premiums written by the Company are sourced from two brokers. Such brokers account for 23% and 16.5%, respectively, of the total brokered premiums and single treaties account for 50% of each of those amounts. Such treaties have been in effect since 1992 and 1987, respectively.

    During the course of the October 13 meetings with Goldman Sachs and Dillon Read, the Company's management discussed the historical price of the Company's stock. Management pointed out that the stock has in recent years traded at levels that are below the Company's net asset value. Reasons given by the Company's management for the price level of the Company's stock included: (i) low liquidity and trading volumes, (ii) depressed earnings history and return on equity and (iii) the "overhang" in the market caused by Parent's 80% ownership of the common stock.

    On October 19, 1995, United States legal counsel to Parent forwarded a draft of a Merger Agreement to the Special Committee's legal counsel.

    On October 20 and 23, 1995, the Special Committee met with its legal and financial advisors to discuss the proposal and the draft of the Merger Agreement. During such period, the Special Committee's legal and financial advisors continued their due diligence investigation of the Company.

    On October 24, 1995, the Company announced its financial results for the third fiscal quarter of 1995 and for the nine months ended September 30, 1995. The text of the press release announcing such results (excluding the financial statements, which are attached hereto as Appendix B) is set forth below:

                SCOR U.S. REPORTS THIRD QUARTER AND NINE MONTH RESULTS

            New York, N.Y., October 24, 1995--SCOR U.S. Corporation (NYSE:SUR) reported today that income from operations for the three months ended September 30, 1995, excluding net realized investment gains, was $4.7 million, or $.26 per share. This compares with $2.2 million or $.12 per share, for the third quarter of 1994. During the 1995 third quarter, the Company experienced $230,000, or less than $.01 per share after-tax, of net favorable development on pre-1995 property catastrophe events. The Company's 1994 third quarter results include pretax charges for catastrophes of $2.1 million, or $.08 per share after-tax.

            Net income for the three months ended September 30, 1995 was $4.8 million, or $.26 per share, including after-tax realized investment gains of $79,000, or less than $.01 per share. In the year earlier period, the Company reported net income of $2.4 million, or $.13 per share, including after-tax realized investment gains of $210,000, or $.01 per share.

            For the 1995 nine month period, excluding net realized investment gains, the Company reported income from operations of $13.0 million, or $.71 per share, compared with an operating loss of $12.1 million, or $.67 per share, for the nine month period of 1994. The Company's 1995 year to date results include pretax charges for pre-1995 catastrophe events of $4.3 million, or $.15 per share after tax, of which $3.4 million relates to the Northridge earthquake. Results for the 1994 nine month period include pretax charges of $38.7 million, or $1.39 per share on an after-tax basis, for catastrophe events, principally related to the Northridge earthquake.

            Net income for the 1995 nine month period was $14.1 million, or $.77 per share, including after-tax realized investment gains of $463,000, or $.03 per share, and an extraordinary gain of $552,000, or $.03 per share, resulting from the Company's repurchase of its debentures.

            Comparatively, the Company reported a net loss of $11.4 million, or $.63 per share, in the year earlier period, including after-tax realized investment gains of $688,000, or $.04 per share.

            In the 1995 third quarter, net premiums written were $54.6 million, compared with $55.8 million for the 1994 third quarter. For the 1995 nine month period, net premiums written were $181.6 million, compared with $184.7 million for the corresponding 1994 period.

            The Company's 1995 third quarter and nine month statutory combined ratios were 100.7% and 104.2%, respectively, compared with 107.2% and 122.8%, respectively, for the third quarter and nine months of 1994.

            Net investment income for the 1995 nine month period increased to $31.8 million from $30.4 million in the corresponding 1994 period.

            Net cash provided by operating activities for the nine months ended September 30, 1995 was $3.0 million, compared with cash used in operations of $8.5 million for the corresponding 1994 period.

            At September 30, 1995, the statutory capital and surplus of the Company's operating subsidiaries stood at an estimated $256.8 million.

            Based upon preliminary available information concerning the recent hurricane activity, the Company does not expect any material adverse impact from losses arising out of those hurricanes.

            As previously announced, the Company's Board of Directors has received a proposal from its majority shareholder, SCOR S.A., to repurchase the Company's outstanding publicly held shares. A committee consisting of all independent directors is evaluating that proposal.

            SCOR U.S. Corporation, a holding company, provides property and casualty insurance and reinsurance in the treaty and facultative markets through its operating subsidiaries. All of the SCOR U.S. Corporation's operating insurance and reinsurance subsidiaries are rated "A" (excellent) by A.M. Best Company.

    On October 24, 1995, representatives of Dillon Read telephoned representatives of Goldman Sachs and informed Goldman Sachs that the Special Committee would recommend an offer at a price of $18.00 per Share. Representatives of Goldman Sachs then informed Dillon Read that Goldman Sachs would communicate that information to Parent. On the same day and shortly thereafter, Goldman Sachs communicated to Parent that representatives of Dillon Read had stated that the Special Committee would recommend a proposed offer by Parent at $18.00 per Share. Management of Parent then indicated to Goldman Sachs that Parent would not proceed at an $18.00 per Share price and requested Goldman Sachs to communicate that fact to Dillon Read. On the same day and shortly after the telephone call with Parent's management, representatives of Goldman Sachs telephoned Dillon Read and informed its representatives that Parent believed the $18.00 price was unsupportable and that Parent continued to believe $14.00 was an appropriate and fair price for the Shares.

    On October 26, 1995, representatives of Parent met with representatives of the Special Committee and informed them that Parent was not willing to pay the $18.00 per Share that had been requested by the Special Committee and that Parent would be willing to pay a maximum of $15.00 per Share. Representatives of the Special Committee then indicated that they believed they could obtain Special Committee support for a transaction at $16.00 per Share. Representatives of the Special Committee and Parent were unable to narrow further their disagreement over the appropriate price for a transaction and ended discussions on that day by agreeing to have their respective financial advisors discuss their views on the per Share consideration proposed to be paid.

    On October 27, 1995, representatives of the financial advisors to the Special Committee telephoned financial advisors to Parent to discuss their views on the per Share consideration proposed to be paid. During the course of that meeting, representatives of Goldman Sachs discussed with representatives of Dillon Read Parent's reasons for having made an offer to purchase the Shares that it did not already own at a price of $14.00 per Share, including certain of the Goldman Sachs analyses contained in Goldman Sachs' presentation to management of Parent on September 21, 1995. In response to that discussion by representatives of Goldman Sachs, the representatives of Dillon Read indicated that the Special Committee would not accept a price per Share that did not represent a moderate premium over the book value. Although a net book value, of $15.10 per Share had been publicly announced by the Company, Dillon Read's representatives indicated to representatives of Goldman Sachs that Dillon Read believed the net book value of the Company to be in the range of $15.05 to $15.50 per Share based on information that had been made available to Dillon Read.

    On October 30, 1995, the legal counsel to the Special Committee communicated to legal counsel to Parent that the Special Committee would not support a transaction at $15.00 but would likely consider a price that represented a premium over the book value.

    On October 31, 1995, legal counsel to Parent responded to legal counsel to the Special Committee that Parent would agree to a transaction at $15.25 if such transaction were supported by the Special Committee, was the subject of a favorable fairness opinion of the financial advisor to the Special Committee, was approved by counsel for the various plaintiffs in pending shareholder claims made following Parent's initial proposal, and was effected pursuant to a mutually agreeable merger agreement. Legal counsel to the Special Committee confirmed that a price per Share of $15.25 would satisfy the criteria of the Special Committee and would likely be considered favorably by the Special Committee. See "THE OFFER -- 15. Certain Legal Matters".

    Also on October 31, 1995, representatives of the Special Committee's legal advisors forwarded to representatives of Parent's United States legal counsel their and the Special Committee's comments on the draft of the Merger Agreement.

    On November 1, 1995, representatives of Parent's United States legal counsel discussed with the Special Committee's legal advisors and Arter & Hadden, special counsel to the Special Committee for directors' and officers' liability and insurance matters, various provisions of the draft of the Merger Agreement and the comments of the Special Committee and the Special Committee's legal advisors on the draft of the Merger Agreement. On November 2, 1995, representatives of the Special Committee's legal counsel sought to narrow the representations and warranties and conditions to the Offer proposed by Parent in the draft Merger Agreement, and Arter & Hadden sought to modify the obligation of the Company and Parent to purchase directors and officers' liability insurance. On November 2, 1995, representatives of Parent's and the Special Committee's legal advisors again discussed various provisions of the Merger Agreement. After that conversation, the remaining unresolved issues were whether, as requested by Parent, the tender offer would be subject to the Minimum Tender Condition and the timing of the purchase by the Company of directors' and officers' liability insurance and the amount of such insurance that would be purchased by the Company.

    On November 1, 1995, representatives of counsel to the plaintiffs in the shareholder actions agreed with representatives of Parent's United States legal counsel that they were prepared to negotiate a settlement if a price per Share of $15.25 were offered to the Company's stockholders. See "THE OFFER -- 15. Certain Legal Matters".

    On the afternoon of November 2, 1995, the Special Committee and its legal and financial advisors met to discuss the Offer and the Merger. At that meeting, the Special Committee agreed to resolve the remaining outstanding issues on the draft Merger Agreement in the manner reflected in the Merger Agreement. A copy of the Merger Agreement has been filed as an exhibit to the

Schedule 14D-1 and the Schedule 13E-3, and the Merger Agreement is summarized in "THE OFFER -- 11. The Merger Agreement; Appraisal Rights; Effect on the Debentures". The Special Committee unanimously approved each of the Merger Agreement, the Offer and the Merger and determined that the terms of the Offer and the Merger are fair to, and in the best interest of, the stockholders of the Company and recommended that the stockholders of the Company tender their Shares and that the Board of Directors of the Company approve the same. At that meeting of the Special Committee, Dillon Read orally advised the Special Committee that it was Dillon Read's opinion that the consideration to be received by the holders of Shares (other than Parent) is fair to such holders from a financial point of view as of such date. See "SPECIAL FACTORS -- 6. Recommendation of the Company's Board of Directors and the Special Committee". After the meeting of the Special Committee referred to in the preceding sentence, the Board of Directors of the Company met. After receiving a report from the Special Committee on its deliberations and a recommendation from the Special Committee that the Board of Directors approve the Merger Agreement, the Offer and the Merger, the Board of Directors unanimously approved the Merger Agreement, the Offer and the Merger, determined that the Offer and the Merger are fair to, and in the best interest of, the stockholders of the Company and recommended that all stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

    The Merger Agreement was executed and delivered by the parties thereto on November 2, 1995, and the transaction was announced on the morning of November 3, 1995.

    On November 8, 1995, the Purchaser and the Company agreed to modify the Minimum Tender Condition to the form set forth herein. The modification eliminated all options from the denominator for purposes of calculating whether Parent beneficially owns, directly or indirectly, 90% of the Shares.

6. RECOMMENDATION OF THE COMPANY'S BOARD OF DIRECTORS AND THE SPECIAL COMMITTEE.

    At the November 2, 1995 meeting of the Board of Directors of the Company, the Board of Directors of the Company, including those members of the Board of Directors of the Company constituting the Special Committee, acting upon the unanimous recommendation of the Special Committee, unanimously approved the Merger Agreement, the Offer and the Merger, determined that the terms of the Offer and the Merger are fair to, and in the best interest of, the stockholders of the Company and recommended that all stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

    Reasons for Recommendation.

    See "SPECIAL FACTORS -- Background of the Offer and the Merger" for a description of certain events preceding the Board of Director's consideration of the Offer and the Merger.

    The Special Committee received presentations from, and reviewed the Offer and the Merger with, senior management of the Company as well as the Special Committee's financial advisor, Dillon Read. The Special Committee, in determining whether to recommend the approval of the Merger Agreement and the transactions contemplated thereby to the full Board of Directors, considered a number of factors, including, but not limited to, the following:

        (i) The belief, based on its familiarity with the Company's business, its current financial condition and results of operations and its future prospects, and the current and anticipated developments in the Company's industry, that the consideration to be received by the Company's stockholders in the Offer and Merger fairly reflects the Company's intrinsic value.

        (ii) The oral and written presentations made by the Company's management and Dillon Read at a meeting held on October 20, 1995 as to various financial and other considerations deemed relevant to the evaluation of the Offer and the Merger, including, but not limited to, a review of (A) the business prospects and financial condition of the Company, (B) historical business information and financial results of the Company, (C) nonpublic financial and operating results of the Company, (D) financial projections and budgets prepared by the Company's management, (E) information obtained from meetings with senior management of the Company, (F) the trading range and volume history of the Shares, (G) public financial information of comparable companies and (H) public information of comparable acquisitions.

        (iii) The opinion of Dillon Read that the consideration to be received by the Company's stockholders pursuant to the Merger Agreement is fair to such stockholders (other than Purchaser) from a financial point of view. In considering Dillon Read's opinion, the Board was aware that Dillon Read is entitled to a fee in accordance with the terms of its engagement described below.

        (iv) The relationship between the consideration to be received by stockholders as a result of the Offer and the Merger and the historical market prices and recent trading activity of the Shares.

        (v) The recognition that, following consummation of the Offer and the Merger, the current Stockholders of the Company will no longer be able to participate in any increases or decreases in the value of the Company's business and properties. The Board and the Special Committee concluded, however, that this consideration did not justify foregoing the opportunity for stockholders to receive an immediate and substantial cash purchase price for their Shares.

        (vi) The fact that the terms of the Offer, and the increase in the consideration offered to the public stockholders from $14.00 per Share to $15.25 per Share, were determined through arm's-length negotiations with Parent by the Special Committee and its financial and legal advisors, all of whom are unaffiliated with Parent, and the judgment of the Special Committee and Dillon Read that, based upon the negotiations that transpired, a price higher than $15.25 per Share could not likely be obtained and that further negotiations with Parent could cause Parent to abandon the Offer, with the resulting possibility that the market price for the Shares could fall substantially below $15.25, and possibly $14.00, per Share, or to commence a tender offer without the involvement of the Special Committee at a price less than $15.25 per Share.

        (vii) Parent's ownership of approximately 80% of the currently outstanding Shares and the effects of such ownership on the alternatives available to the Company and the fact that, as a practical matter, no strategic alternative could be effected without the support of Parent; and the consequences of continuing to operate the Company as a majority-owned subsidiary of Parent.

        (viii) The terms and conditions of the Merger Agreement, the fact that there are no unusual requirements or conditions to the Offer and the Merger, and the fact that Parent has the financial resources to consummate the Offer and the Merger expeditiously.

        (ix) The fact that the consideration to be paid to the Company's public stockholders in the Offer and the Merger is all cash.

        (x) The fact that the Offer and the Merger have been structured to include a first-step cash tender offer for any and all outstanding Shares, thereby enabling stockholders who tender their Shares to promptly receive $15.25 per Share in cash, and the fact that any public stockholders who do not tender their Shares or properly exercise appraisal rights will receive the same price per Share in the subsequent Merger.

        (xi) The possible conflicts of interest of certain directors and members of management of both the Company and Parent discussed in "Item
    3(b) -- Interests of Certain Persons" of the Company's Schedule 14D-9.

        (xii) The fact that, while no appraisal rights are available to stockholders as a result of the Offer, stockholders who do not tender pursuant to the Offer will have the right to dissent from the Merger and to demand appraisal of the fair value of their Shares under the DGCL. See "THE OFFER -- 11. The Merger Agreement; Appraisal Rights; Effect on the Debentures."

    The Special Committee considered each of the factors listed above during the course of its deliberations prior to recommending that the Company enter into the Merger Agreement. In light of its knowledge of the business and operations of the Company and its business judgment, the Special Committee believed that each of these factors supported its respective conclusions. In view of the wide variety of factors considered, the Special Committee did not find it practicable to, and did not, quantify the specific factors considered in making its determination, although the Special Committee did place a special emphasis on the opinion and analysis of Dillon Read which in turn did place a special emphasis on a valuation range determined using an analysis of trading values of comparable companies and an economic book value analysis as described below under "Opinion of Financial Advisor".

    The Board of Directors of the Company, a majority of the members of which were members of the Special Committee, approved the Merger Agreement and the transactions contemplated thereby after receiving a report from the Special Committee on its deliberations and recommendation. In reaching this decision, the Board of Directors principally considered the recommendation of the Special Committee and its familiarity with the Company's business, its current financial condition and results of operations and future prospects, and current and anticipated developments in the Company's industry.

    Opinion of Financial Advisor

    On November 2, 1995, Dillon Read delivered its opinion to the Special Committee to the effect that the consideration to be paid to the holders of Shares and certain of the Company's stock options pursuant to the Merger Agreement is fair to such holders (other than Parent) from a financial point of view as of the date thereof. A copy of Dillon Read's opinion is attached as
Schedule III hereto. The summary of the opinion set forth herein is qualified in its entirety by such Schedule III which is incorporated herein by reference. Stockholders are urged to read the opinion in its entirety for a description of the assumptions made, matters considered and procedures followed by Dillon Read. The consideration to be paid pursuant to the Offer and Merger was determined by negotiations on behalf of the Company and Parent and was not determined by Dillon Read. In arriving at its opinion, Dillon Read, among other things, (1) reviewed certain publicly available business and financial information relating to the Company; (2) reviewed the reported price and trading activity for the Shares; (3) reviewed certain internal financial information and other data provided to Dillon Reed by the Company relating to the business and prospects of the Company, including financial projections prepared by the management; (4) conducted discussions with members of the senior management of the Company; (5) reviewed the financial terms, to the extent publicly available, of certain acquisition transactions which Dillon Read considered relevant; (6) reviewed publicly available financial and securities market data pertaining to certain publicly-held companies in lines of business generally comparable to those of the Company; and (7) conducted such other financial studies, analyses and investigations, and considered such other information as Dillon Read deemed necessary and appropriate. In reaching its opinion and conducting its analysis, Dillon Read did not assume any responsibility for independent verification of any of the foregoing information and relied upon it being complete and accurate in all material respects. Dillon Read was not requested to and did not make an independent evaluation or appraisal of any assets or liabilities (contingent or otherwise) of the Company or any of its subsidiaries, nor were they furnished with any such evaluation or appraisal. Dillon Read also assumed that all of the information, including the projections, provided to Dillon Read by the Company's management was prepared on a basis reflecting the best currently available estimates and judgments of the Company's management as to the future of the financial performance of the

Company and was based upon the historical performance and certain estimates and assumptions which were reasonable at the time made. In addition, Dillon Read was not asked to and did not express any opinion as to the after-tax consequences of the sale of such Shares by the stockholders. Dillon Read's opinion is based on economic, monetary and market conditions existing on the date thereof. In rendering their opinion, Dillon Read did not render any opinion as to the value of the Company and did not make any recommendation to the shareholders with respect to the advisability of voting in favor of the transaction. No limitations were imposed by the Special Committee, the Company or Parent upon Dillon Read with respect to the investigations made or the procedures followed by Dillon Read in rendering its opinion, and the Company and the members of its management cooperated fully with Dillon Read in connection with its investigation.

    In delivering its opinion and making its presentation to the Board and the Special Committee, Dillon Read discussed certain financial and comparative analyses and other matters it deemed relevant. Among the various financial analyses that Dillon Read discussed were:

        (i) Comparable Trading Analysis. Dillon Read undertook a comparable public company analysis. In conducting this analysis, Dillon Read reviewed certain financial results of seven companies in the reinsurance industry which Dillon Read believed to be comparable to the Company. Dillon Read calculated trading multiples of (1) 1996 expected earnings per share (based on median estimates supplied by Institutional Brokers Estimate System database), (2) book value as of June 30, 1995 and (3) surplus as of June 30, 1995. Such multiples ranged between 11.0x and 15.0x, 1.0x and 1.3x, and 1.1x and 1.4x, respectively. Based on such multiples, Dillon Read estimated a reference range of $14.49 to $18.98 per Share.

        (ii) Comparable Acquisition Analysis. Dillon Read reviewed 32 acquisitions of property/ casualty reinsurance companies in the United States and Europe, which had occurred between 1987 and 1995 and summarized financial ratios and statistics for the nine most comparable transactions in the United States. The values of certain multiples (i.e., net income, book value, net premiums and market value) for all nine transactions were derived, as available. Such multiples ranged between 8.9x and 24.6x, 0.8x and 1.8x, 0.6x and 1.7x, and 1.3x and 1.6x, respectively. The multiples were then applied (1) to the Company's Net Premiums for the twelve month period ending September 30, 1995 and (2) to the Company's book value as of September 30, 1995. On this basis, Dillon Read estimated an average reference range of between $14.70 to $20.32 per Share.

        (iii) Economic Book Value Analysis. Dillon Read calculated the economic book value of the Company as of September 30, 1995. In calculating the economic book value of the Company, Dillon Read took into consideration the following factors, among others: (1) good will of the Company, (2) mark-to-market of the investment portfolio, (3) adjustments for the market value of the electronic data processing system and leasehold improvements,
    (4) adjustments for the valuation of the deferred income tax benefits and publicly traded debt, (5) ranges of differences between the stated amounts and net present value of the prepaid reinsurance, loss reserves and unearned premiums and (6) a range of value for any reserve deficiency. On this basis, Dillon Read calculated a reference range of the Company between $15.24 and $17.08.

        (iv) Discounted Cash Flow Analysis. Dillon Read calculated the present value of future cash flows that the Company could be expected to generate over the next five years (the "Discounted Cash Flow Analysis"). In preparing the Discounted Cash Flow Analysis, Dillon Read took into consideration the following: (1) the Company's recent operating and financial performance including, (a) management's business plan for fiscal year 1995 and (b) the historical operating results for the three most recently completed fiscal years, (2) management's business plan for fiscal 1996 and 1997 and (3) projections, reports and other materials prepared by the Company and its management or representatives that were provided to Dillon

    Read. In addition, representatives of Dillon Read met with representatives of the Company's management to discuss the Company's current and projected operations. In developing its Discounted Cash Flow Analysis for each case, Dillon Read took the "free cash flow" that the Company was expected to generate from fiscal year 1995 to 2000 and discounted these cash flows to present values. Dillon Read applied discount rates ranging from 11% to 13% determined as the most appropriate range for the Company. Dillon Read arrived at this range of appropriate discount rates by determining the weighted average cost of capital for publicly traded companies in businesses similar to the Company. To approximate the residual value of the Company after this five-year period, Dillon Read applied multiples of operating income ranging from 10.5x to 12.5x. Dillon Read's determination of the most appropriate range of multiples was based on an assessment of the multiples of operating income which have been paid in recent publicly announced acquisitions of similar businesses. These residual value estimates were then discounted to present value using each of the above range discount rates. Dillon Read summed the discounted cash flows and residual value for each multiple of operating income described above, which indicated a matrix of present values for the Company of $14.48 to $19.05 per Share.

        (v) Premium Analysis. Dillon Read reviewed 29 transactions involving the close-out of minority shareholder positions, which had occurred between 1990 and 1995. Dillon Read considered only those transactions in which between 10% and 45% of all outstanding shares of a target corporation were acquired in the close-out transaction and in which the acquiring company owned approximately 100% of the target corporation stock upon completion of the transaction. For each company, Dillon Read calculated for each target corporation the premium paid for each share over the trading value of such share (A) one day prior to the transaction, (B) one week prior to the transaction and (C) four weeks prior to the transaction. Dillon Read then calculated the average of all premiums paid over the target corporation's trading price at each valuation date (calculated as a percentage of such share price). Applying such average premiums to the Company's trading value at each such valuation date, Dillon Read calculated a reference range of the Company between $14.37 and $15.63.

    The summary set forth above does not purport to be a complete description of either Dillon Read's analyses or presentations to the Special Committee. Dillon Read believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all factors and analyses, could create an incomplete view of the processes underlying its opinion. The preparation of a fairness opinion is a complex process and not necessarily susceptible to partial analyses or summary description. In its analyses, Dillon Read made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the Company's control. Any estimates contained therein are not necessarily indicative of actual values, which may be significantly more or less favorable than as set forth therein. Estimates of value of companies do not purport to be appraisals or necessarily reflect the prices at which companies may actually be sold. Because such estimates are inherently subject to uncertainty, none of the Company, Parent, the Purchaser, Dillon Read and any other person assumes responsibility for their accuracy.

    The Company has retained Dillon Read as the Special Committee's financial advisor in connection with the Merger, the Offer and other matters arising in connection therewith pursuant to an engagement letter dated October 10, 1995 (the "Engagement Letter") between the Company and Dillon Read. The Engagement Letter provides, among other things, that the Company will pay to Dillon Read a fee equal to $500,000. In addition, the Company has agreed to reimburse Dillon Read for its reasonable out-of-pocket expenses, including reasonable legal expenses, and to indemnify Dillon Read against certain liabilities.

    The Special Committee selected Dillon Read as its financial advisor because Dillon Read is an internationally recognized investment banking firm and regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions.

                                   THE OFFER

1. TERMS OF THE OFFER.

    Upon the terms and subject to the conditions set forth in the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the Purchaser will accept for payment, and pay for, all Shares validly tendered on or prior to the Expiration Date (as herein defined) and not withdrawn as permitted by "THE OFFER -- 4. Rights of Withdrawal". The term "Expiration Date" means 12:00 Midnight, New York City time, on Friday, December 8, 1995, unless and until the Purchaser shall, in its sole discretion, have extended the period for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as so extended by the Purchaser, shall expire.

    This Offer is subject to various terms and conditions described herein. See "THE OFFER -- 13. Certain Conditions of the Offer".

    Subject to the applicable rules and regulations of the Commission, the Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in "THE OFFER -- 13. Certain Conditions of the Offer" shall have occurred or shall have been determined by the Purchaser to have occurred, to (i) extend the period of time during which the Offer is open, and thereby delay acceptance for payment of, regardless of whether such Shares were theretofore accepted for payment, and the payment for, any Shares, by giving oral or written notice of such extension to the Depositary and (ii) amend the Offer in any other respect by giving oral or written notice of such amendment. The Purchaser shall not have any obligation to pay interest on the purchase price for tendered Shares, whether or not the Purchaser exercises its right to extend the Offer. The rights reserved by the Purchaser in this paragraph are in addition to the Purchaser's right to terminate the Offer pursuant to the provisions of "THE OFFER -- 13. Certain Conditions of the Offer".

    If by the Expiration Date, any or all conditions to the Offer have not been satisfied or waived, the Purchaser reserves the right (but shall not be obligated), in its sole discretion subject to the applicable rules and regulations of the Commission, to (i) terminate the Offer and not accept for payment any Shares and return all tendered Shares, (ii) waive all the unsatisfied conditions and, subject to the applicable rules and regulations of the Commission, accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn, (iii) extend the Offer and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is extended, or (iv) amend the Offer in any respect by giving oral and written notice of such termination, waiver, extension, delay or amendment to the Depositary or by making public announcement thereof.

    There can be no assurance that the Purchaser will exercise its right to extend the Offer. See "THE OFFER -- 13. Certain Conditions to the Offer". Any extension, delay, amendment, waiver or termination will be followed as promptly as practicable by public announcement. In the case of an extension, Rule 14e-1(d) under the Exchange Act requires that the announcement be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rule 14d-4(c) under the Exchange Act. Subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Exchange Act, which require that any material change in the information published, sent or given to stockholders in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform stockholders of such change), and without limiting the manner in which the Purchaser may choose to make any public announcements, the Purchaser will not have any obligations to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service.

    If the Purchaser extends the Offer or if the Purchaser (whether before or after its acceptance for payment of the tendered Shares) is delayed in its acceptance for payment of or payment for the Shares or if the Purchaser is unable to accept for payment or pay for the Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may retain tendered Shares on behalf of the Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal right as described in "THE OFFER -- 4. Rights of Withdrawal". However, the ability of the Purchaser to delay the payment for the Shares that the Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of such bidder's offer.

    Consummation of the Offer is conditioned upon satisfaction of the Minimum Tender Condition and the other conditions set forth in "THE OFFER -- 13. Certain Conditions of the Offer". The Purchaser reserves the right (but shall not be obligated) to waive any or all such conditions and to waive the Minimum Tender Condition and to accept for payment pursuant to the Offer less than the minimum number of Shares necessary to satisfy the Minimum Tender Condition, to the extent permitted under applicable law.

    If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer (including a waiver or reduction of the Minimum Tender Condition), the Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in the percentage of securities sought, or a change in the dealer's advisory fee, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. In the Commission's view, an offer should remain open for a minimum of five business days from the date a material change is first published, sent or given to security holders, and, if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of ten business days may be required to allow for adequate dissemination and investor response. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in a dealer's solicitation fee, a minimum period of ten business days from the date of such change is generally required under the applicable rules and regulations of the Commission to allow for adequate dissemination to stockholders and investor response. Accordingly, if prior to the Expiration Date, the Purchaser should decrease the number of Shares being sought, or increase or decrease the consideration offered pursuant to the Offer, or change the dealer's solicitation fee, and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from and including the date that notice of such change is first published, sent or given to holders of Shares, the Offer will be extended at least until the expiration of such ten-business day period. As used herein, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through midnight, New York City time.

    The Company has provided to the Purchaser the Company's stockholder list and security position lists for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the Letter of Transmittal and other relevant materials will be mailed to recordholders of the Shares whose names appear on the Company's stockholder list and will be mailed to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on such stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES.

    Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will purchase, by accepting for payment, and will pay for, Shares validly tendered on or prior to the Expiration Date and not properly withdrawn in accordance with "THE OFFER -- 4. Rights of Withdrawal" as promptly as practicable after the later to occur of (i) the Expiration Date and (ii) the satisfaction or waiver of the terms and conditions set forth in "THE OFFER --
13. Certain Conditions of the Offer". Any determination concerning the satisfaction or waiver of the terms and conditions will be within the sole discretion of the Purchaser, and such determination will be final and binding on all holders of Shares. See "THE OFFER -- 1. Terms of the Offer" and "THE OFFER -- 13. Certain Conditions of the Offer". The Purchaser expressly reserves the right, in its sole discretion, to delay acceptance for payment of or payment for Shares in order to comply in whole or in part with any applicable law. Any such delays will be effected in compliance with the Purchaser's obligation under Rule 14e-1(c) under the Exchange Act to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer.

    If, prior to the Expiration Date, the Purchaser increases the consideration offered to the holders of Shares pursuant to the Offer, the Purchaser will pay such increased consideration for all Shares purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in the consideration.

    For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to the Purchaser and not withdrawn if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance of such Shares for payment. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which shall act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting payment to the tendering stockholders whose shares have been received for payment. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID BY THE PURCHASER ON THE PURCHASE PRICE OF THE SHARES TENDERED PURSUANT TO THE OFFER, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN ACCEPTING FOR PAYMENT OR MAKING SUCH PAYMENT.

    In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or timely Book-Entry Confirmation (as defined herein) of the book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined herein) pursuant to the procedures set forth in "THE OFFER -- 3. Procedure for Tendering Shares"), (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message (as defined herein) in lieu of the Letter of Transmittal) and
(iii) any other documents required by such Letter of Transmittal.

    If the Purchaser is delayed in its acceptance for payment of, or payment for, Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer (but subject to the Purchaser's obligations under Rule 14e-1(c) under the Exchange Act to pay for or return the Shares promptly after the termination or withdrawal of the Offer), the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to exercise, and duly exercise, withdrawal rights as described in "THE OFFER -- 4. Rights of Withdrawal".

    If any tendered Shares are not purchased pursuant to the Offer because of an invalid tender or otherwise, certificates for any such Shares will be returned, without expense, to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer of such Shares into the

Depositary's account at the Book-Entry Transfer Facility pursuant to the procedures set forth in "THE OFFER -- 3. Procedure for Tendering Shares", such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable after the expiration, termination or withdrawal of the Offer.

    The Purchaser reserves the right to transfer or assign in whole or in part from time to time to one or more direct or indirect subsidiaries of the Purchaser the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

    By accepting the benefits of the Offer through the tender of Shares and the receipt of payment for Shares, a tendering stockholder is (under the Purchaser's view of applicable law) barred from thereafter attacking in any legal proceeding the fairness of the consideration received by stockholders in the Offer. For this reason, the Letter of Transmittal to be executed by tendering stockholders includes a release of any such claims, which will be effective upon receipt of payment for tendered shares.

3. PROCEDURE FOR TENDERING SHARES.

    Valid Tender. To tender Shares pursuant to the Offer, either (a) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (i) certificates for the Shares to be tendered must be received by the Depositary at one of such addresses or (ii) Shares must be delivered pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery received by the Depositary, including an Agent's Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case by the Expiration Date, or (b) the guaranteed delivery procedure described below must be complied with. The term "Agent's Message" means a message, transmitted by a Book-Entry Transfer Facility to and received by the Depositary and forming a part of a book-entry confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgement from the participant in such Book-Entry Transfer Facility tendering the Shares which are the subject of such book-entry confirmation, that such participant has received and agrees to be bound by the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

    Book-Entry Delivery. The Depositary will establish an account with respect to the Shares at The Depository Trust Company, Midwest Securities Trust Company and Philadelphia Depository Trust Company (collectively referred to as the "Book-Entry Transfer Facilities") for purposes of the Offer within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in the system of any Book-Entry Transfer Facility may make delivery of Shares by causing such Book-Entry Transfer Facility to transfer such Shares in the Depositary's account in accordance with the procedures of such Book-Entry Transfer Facility. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or facsimile thereof) properly completed and duly executed together with any required signature guarantees (or, in the case of book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal), and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the guaranteed delivery procedure described below must be complied with. The confirmation of a book-entry transfer of Shares into the Depositary's account at a Book-Entry Transfer Facility as described above is referred to herein as a "Book-Entry Confirmation". DELIVERY OF THE LETTER OF

TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

    Signature Guarantee. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) which is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchanges Medallion Program (an "Eligible Institution"). Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered holder of the Shares tendered therewith and such holder has not completed the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates are registered in the name of a person other than the signer of the Letter of Transmittal or if payment is to be made or certificates for Shares not accepted for payment or not tendered are to be returned to a person other than the registered holder, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appears on the certificates, with the signatures on the certificates or stock power guaranteed as described above. See Instructions 1 and 5 to the Letter of Transmittal.

    Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered if all of the following conditions are met:

        (i) such tender is made by or through an Eligible Institution;

        (ii) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Purchaser is received by the Depositary (as provided below) prior to the Expiration Date; and

        (iii) the certificates for such tendered Shares (or a Book-Entry Confirmation with respect to such Shares), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantee (or, in the case of book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal), and any other documents required by the Letter of Transmittal, are received by the Depositary within three trading days on the NYSE after the date of execution of the Notice of Guaranteed Delivery.

    The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, telex, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice.

    THE METHOD OF DELIVERY OF SHARES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING THROUGH BOOK-ENTRY TRANSFER FACILITIES, IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF CERTIFICATES FOR SHARES ARE SENT BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

    Other Requirements. Notwithstanding any other provision hereof, in all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or a timely Book-Entry Confirmation with respect to such Shares), properly completed and duly executed Letter(s) of Transmittal (or facsimile(s) thereof) for such Shares together with any required signature guarantees (or, in the case of book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal), and any other required documents. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations of such Shares and such other documents are actually received by the Depositary. Under no circumstances will interest be paid by the Purchaser on the purchase price of the Shares to any tendering stockholders, regardless of any extension of the Offer or any delay in accepting for payment or making such payment.

    Tender Constitutes an Agreement. The tender of Shares pursuant to any of the procedures described above will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer.

    Appointment of Proxy After Acceptance for Payment. By executing a Letter of Transmittal as set forth above, the tendering stockholder irrevocably appoints the designees of the Purchaser, and each of them, the attorneys-in-fact and proxies of such stockholder, each with full power of substitution, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser and with respect to any and all cash dividends, distributions, rights, other Shares and other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase ("Distributions"). Such appointment is effective when, and only to the extent that, the Purchaser deposits the payment for such Shares with the Depositary. All such proxies and powers of attorney shall be irrevocable and coupled with an interest in the tendered Shares. Upon the effectiveness of such appointment, without further action, all prior proxies with respect to the Shares (and any associated Distributions) given by such stockholder will be revoked, and no subsequent proxies may be given nor subsequent written consents executed (and, if given or executed, will not be deemed to be effective) with respect thereto by the Stockholder. The Purchaser's designees will, with respect to the Shares (and any associated Distributions) for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of the stockholders of the Company, by written consent in lieu of any such meeting or otherwise. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Purchaser's payment for such Shares, the Purchaser must be able to exercise full voting rights with respect to such Shares (and any associated Distributions) (including voting at any meeting then scheduled or actions by written consent). See "THE OFFER -- 6. Price Range of Shares; Dividends."

    Release of Claims. By accepting the Offer through the tender of Shares pursuant to the Offer, the tendering stockholder agrees to release, and releases, all claims with respect to or in respect of the Shares other than the right to receive payment for the tendered Shares expressly provided herein and that, upon payment for the Shares, to waive any right to attack (and agrees to be barred from thereafter attacking) in any legal proceeding the fairness of the consideration paid in the Offer.

    Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding. The Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. The Purchaser also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in the tender of any Shares. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. Neither the Purchaser, the Depositary, the Information Agent or the Dealer Managers nor any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification. The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and Instructions thereto) will be final and binding.

    Backup Withholding. In order to avoid backup withholding of federal income tax on payments of cash pursuant to the Offer, a stockholder surrendering Shares in the Offer must provide the Depositary with such stockholder's correct taxpayer identification number ("TIN") on a Substitute Form W-9 and certify under penalties of perjury that such TIN is correct and that such stockholder is not subject to backup withholding. Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, under federal income tax laws, the Depositary will be required to withhold 31% of the amount of any payment made to certain stockholders pursuant to the Offer. All stockholders tendering Shares pursuant to the Offer should complete and sign the main signature form and Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is provided in a manner satisfactory to the Purchaser and the Depositary). Non-corporate foreign stockholders should complete and sign the main signature form and a Form W-8, Certificate of Foreign Status, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. See Instruction 10 to the Letter of Transmittal.

4. RIGHTS OF WITHDRAWAL.

    Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable except that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after January 8, 1996.

    For a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then prior to the physical release of such certificates, the name of the registered holder and the serial numbers shown on such certificates must also be submitted to the Depositary and, unless such Shares have been tendered for the account of any Eligible Institution, the signature on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry tender as set forth in "THE OFFER -- 3. Procedure for Tendering Shares", any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with such Book-Entry Transfer Facility's procedures for such withdrawal, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph. Withdrawals of tenders of Shares may not be rescinded, and any Share properly withdrawn will thereafter be deemed not validly tendered for the purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described above in "THE OFFER -- 3. Procedure for Tendering Shares" at any time on or prior to the Expiration Date.

    All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding. None of the Purchaser, Parent, the Dealer Managers, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

    If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares, or is unable to accept for payment Shares pursuant to the Offer, for any reason, then, without prejudice to the Purchaser's rights under this Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as set forth in this Section 4. Under no circumstances will interest be paid by the Purchaser on the purchase price of the Shares tendered pursuant to the Offer, regardless of any extension of the Offer or any delay in making payment.

5. CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER AND THE MERGER.

    Sales of Shares pursuant to the Offer will be taxable transactions for Federal income tax purposes and may also be taxable under applicable state, local and other tax laws. For Federal income tax purposes, a stockholder whose Shares are purchased pursuant to the Offer, or who receives cash as a result of the Merger, will realize gain or loss equal to the difference between the adjusted basis of the Shares sold or exchanged and the amount of cash received therefor. Such gain or loss will be capital gain or loss if the Shares are held as capital assets by the stockholder. Under current Federal income tax law, net capital gain of an individual or other non-corporate taxpayer may be subject to tax at a preferential tax rate. In addition, a taxpayer's ability to deduct capital losses may be limited.

    THE INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE TO STOCKHOLDERS IN SPECIAL SITUATIONS SUCH AS STOCKHOLDERS WHO RECEIVED THEIR SHARES UPON THE EXERCISE OF EMPLOYEE STOCK OPTIONS OR OTHERWISE AS COMPENSATION AND STOCKHOLDERS WHO ARE NOT UNITED STATES PERSONS. STOCKHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE OFFER AND THE MERGER, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL, FOREIGN OR OTHER TAX LAWS.

6. PRICE RANGE OF SHARES; DIVIDENDS.

    The Shares are listed on the NYSE under the symbol "SUR". The following table sets forth, for the calendar quarters indicated, the high and low sales prices for the Shares on the NYSE Composite Tape and the amount of cash dividends paid per Share, based upon public sources:

                                                                                   SHARES
                                                            -----------------------------------------------------
                                                                                                   CASH DIVIDENDS
   CALENDAR YEAR                                                  HIGH                LOW               PAID
---------------------------------------------------------   -----------------    --------------    --------------
1993:
    First Quarter........................................   $          20 3/4    $       17            $  .08
    Second Quarter.......................................              19 3/4            16 1/8           .08
    Third Quarter........................................              16 7/8            14 7/8           .08
    Fourth Quarter.......................................              16 3/4            12 3/8           .08
1994:
    First Quarter........................................   $          13        $       10 1/4        $  .09
    Second Quarter.......................................              12 1/4            10 1/8           .09
    Third Quarter........................................              12 1/4            11               .09
    Fourth Quarter.......................................              11 3/8             7 1/2           .09
1995:
    First Quarter........................................   $           8 3/4    $        7 3/4        $  .05
    Second Quarter.......................................               9 1/4             7 1/2           .05
    Third Quarter........................................              15 1/2             9               .05
    Fourth Quarter (through November 8, 1995)............              15 3/4            15               N/A

    On September 25, 1995, the last full trading day prior to the public announcement of Parent's intention to seek to cause the Company to become a wholly-owned subsidiary of Parent in a transaction in which holders of Shares would receive $14.00 in cash per share, the reported closing price on the NYSE Composite Tape was $11 1/8 per Share. On November 2, 1995, the last full NYSE trading day prior to the public announcement of execution of the Merger Agreement and the Purchaser's agreement to commence the Offer, the reported closing price on the NYSE Composite Tape was $15 1/4 per Share. Stockholders are urged to obtain a current market quotation for the Shares.

    At its regular December meetings, the Board of Directors of the Company historically has declared a regularly quarterly dividend payable on or about December 31 of each year to stockholders of record on approximately the twelfth day preceding such dividend payment date. Declarations of dividends are within the discretion of the Board of Directors of the Company, and there can be no assurance that the Board of Directors will declare a dividend payable in December 1995.

7. EFFECT OF THE OFFER ON MARKET FOR THE SHARES, STOCK EXCHANGE LISTING, AND EXCHANGE ACT REGISTRATION.

    The purchase of Shares by the Purchaser pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and would reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public.

    The Shares are currently listed on the NYSE. According to the NYSE's published guidelines, the NYSE would consider delisting the Shares if, among other things, the number of holders of at least 100 Shares (exclusive of NYSE "Excluded Holdings") should fall below 1,200, the number of publicly held Shares (exclusive of holdings of officers and directors of the Company and their immediate families and other concentrated holdings of 10% or more) should fall below 600,000, or the aggregate market value of the publicly held Shares (exclusive of NYSE "Excluded Holdings") should fall below $5,000,000. According to the 1994 Annual Report, there were approximately 140 holders of record of Shares on March 28, 1995, and the Company has advised the Purchaser and Parent that, as of November 2, 1995, there were 18,170,971 Shares outstanding. Parent owned 14,547,756 Shares as of such date.

    If such exchange were to delist the Shares, the market therefor could be adversely affected. It is possible that the Shares would be traded on other securities exchanges or in the over-the-counter market, and that price quotations would be reported by such exchanges, or through the National Association of Securities Dealers Automated Quotation System, Inc. ("NASDAQ") or other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of stockholders and/or the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors. The Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade, or the termination of registration of outstanding Shares under the Exchange Act, would have an adverse effect on the market price for or the marketability of Shares.

    The Shares are currently registered under the Exchange Act. Such registration may be terminated by the Company upon application to the Commission if the outstanding Shares are not listed on a national securities exchange and if there are fewer than 300 holders of record of Shares. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by the Company to its stockholders and to the Commission and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with stockholders' meetings pursuant to Section 14(a), the related requirement of furnishing annual and transition reports to stockholders pursuant to Section 15(d) of the Exchange Act and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable with respect to the Shares. Furthermore, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for NYSE reporting.

    The Purchaser intends to seek delisting of the Shares from the NYSE and termination of registration of the Shares as soon as possible after consummation of the Offer or the Merger if, and as soon as, the requirements for delisting and termination of registration are met.

    The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares for the purpose of buying, carrying or trading in securities ("Purpose Loans"). Depending upon factors similar to those described above regarding the continued listing, public trading and market quotations of the Shares, it is possible that, following the purchase of the shares pursuant to the Offer, the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for Purpose Loans made by brokers. In addition, if registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or be eligible for NYSE reporting.

8. CERTAIN INFORMATION CONCERNING THE COMPANY.

    The Company is a Delaware corporation with its principal executive offices located at Two World Trade Center, New York, New York 10048-0178. The following description of the Company's business has been taken from the 1994 Annual Report at page I-3:

        The Company, through its subsidiaries, provides property and casualty insurance and reinsurance. Reinsurance is provided to primary insurance companies on both a treaty and facultative basis. SCOR Re specializes in underwriting treaties covering non-standard automobile, commercial and technical risks and provides property, casualty and special risk coverages on a facultative basis. SCOR Re writes treaty business almost exclusively through reinsurance intermediaries and writes facultative business directly with primary insurance companies and through reinsurance intermediaries. GSIC and Unity Fire provide commercial property and casualty insurance on both a primary and excess basis and underwrite alternative risk market coverages. GSIND provides commercial property and casualty coverages on a surplus lines basis.

    FINANCIAL INFORMATION. Set forth below is certain summary consolidated financial information for the Company's last three fiscal years as contained in the 1994 Annual Report and for the six months ended June 30, 1995 and June 30, 1994 as contained in the Company's Quarterly Reports on Form 10-Q for the quarters ended June 30, 1995 and June 30, 1994. More comprehensive financial information is included in such reports (including management's discussion and analysis of financial condition and results of operation) and other documents filed by the Company with the Commission, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. Copies of such reports and other documents may be examined at or obtained from the Commission or from the NYSE in the manner set forth below. Copies of the financial statements (and the notes thereto) of the Company contained in the 1994 Annual Report and copies of the financial results for the three and nine months ended September 30, 1995, as set forth in the Company's October 24, 1995 press release, are attached to this Offer to Purchase as Appendices A and B, respectively. The book value per Share set forth in Appendix B has been revised since the October 24, 1995 press release (which reported a $15.10 per Share book value), and the revised book value per Share as of September 30, 1995 has been set forth in Appendix B.

                             SCOR U.S. CORPORATION
                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)
                                  (UNAUDITED)

                              -------------------
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                              SIX MONTHS
                                            ENDED JUNE 30,                YEAR ENDED DECEMBER 31,
                                       ------------------------    --------------------------------------
                                          1995          1994          1994          1993          1992
                                       ----------    ----------    ----------    ----------    ----------
OPERATING DATA:
Net premiums earned.................   $  128,804    $  117,668    $  228,244    $  236,051    $  192,050
Net investment income...............       21,072        20,206        40,990        42,044        42,880
Net realized investment gains.......          592           736           984        12,930        15,048
                                       ----------    ----------    ----------    ----------    ----------
Total revenue.......................      150,468       138,610       270,218       291,025       249,978
Losses and expenses, net............       85,500       113,498       191,270       156,292       160,545
Commissions, net....................       36,551        31,875        59,434        61,324        55,960
Other underwriting and
  administration expenses...........       13,167        12,787        26,009        26,420        23,918
Other expenses......................           24         1,475         4,039         4,073         4,346
Interest expense....................        4,310         4,528         8,920         8,005         4,579
                                       ----------    ----------    ----------    ----------    ----------
Total expenses......................      139,552       164,163       289,672       256,114       249,348
Income (loss) from operations before
  income taxes......................       10,916       (25,553)      (19,454)       34,911           630
Income taxes (benefit)..............        2,241       (11,738)      (11,262)        6,983        (3,771)
                                       ----------    ----------    ----------    ----------    ----------
Income (loss) from operations.......        8,675       (13,815)       (8,192)       27,928         4,401
Extraordinary gain on redemption of
  debentures, net of tax............          552           -0-           351           -0-           -0-
Cumulative effect of accounting
  changes, net of tax...............          -0-           -0-           -0-        (2,600)        2,848
                                       ----------    ----------    ----------    ----------    ----------
Net income (loss)...................   $    9,227    $  (13,815)   $   (7,841)   $   25,328    $    7,249
                                       ----------    ----------    ----------    ----------    ----------
                                       ----------    ----------    ----------    ----------    ----------
Net income (loss) per fully diluted
  Share.............................   $     0.50    $    (0.76)   $    (0.43)   $     1.33    $     0.40
Cash dividends declared per Share...   $     0.10    $     0.18    $     0.36    $     0.32    $     0.28
CERTAIN GAAP FINANCIAL RATIOS:
Loss ratio..........................         66.4%         96.5%         83.8%         66.2%         83.6%
Commission ratio....................         28.4          27.1          26.0          26.0          29.1
U/W, administration and other
  expense ratio.....................         10.2          12.1          13.2          12.9          14.7
Expense ratio.......................         38.6          39.2          39.2          38.9          43.8
Combined ratio......................        105.0         135.7         123.0         105.1         127.4
SAP COMBINED RATIO (A):.............        105.6         130.1         118.8         103.7         123.3
Ratio of Earnings to Fixed
  Charges...........................         3.13x          (b)           (b)          4.89x         1.14x

------------

(a) Operating subsidiaries only.

(b) Earnings were inadequate to cover fixed charges by $25,812,000 for the six months ended June 30, 1994 and by $20,197,000 for the year ended December 31, 1994.

                          CONSOLIDATED BALANCE SHEETS

                                         SIX MONTHS
                                       ENDED JUNE 30,                YEAR ENDED DECEMBER 31,
                                  ------------------------    --------------------------------------
                                     1995          1994          1994          1993          1992
                                  ----------    ----------    ----------    ----------    ----------
ASSETS:
 Investments...................   $  709,427    $  660,671    $  672,793    $  716,654    $  600,598
 Cash..........................       11,512        13,994         4,763        17,096        20,378
 Accrued investment income.....       10,146        10,275       110,339        10,169        10,572
 Premiums receivable...........       90,728       109,975        72,018        80,319        61,793
 Reinsurance recoverable on
   paid losses
   Affiliates..................       10,589        12,216         4,399         9,498        15,777
   Other.......................        1,232        43,672        19,356        27,329        26,578
 Reinsurance recoverable on
   unpaid losses
   Affiliates..................      142,093       125,463       127,096       134,154       112,797
   Other.......................       94,967        98,605        95,576        87,689       107,854
 Prepaid reinsurance premiums
   Affiliates..................        6,629        10,407        10,504        14,578        12,903
   Other.......................        4,510        12,033         8,803        11,839        13,326
 Deferred policy acquisition
   costs.......................       22,728        25,609        22,844        24,140        22,171
 Deferred Federal income tax
   benefits....................       24,423        38,280        34,818        11,894        13,939
 Investment in affiliates......       12,555        11,048        11,532        10,789        10,111
 Other assets..................       46,089        42,455        48,874        37,963        40,424
                                  ----------    ----------    ----------    ----------    ----------
                                  $1,187,628    $1,214,703    $1,143,715    $1,194,111    $1,069,221
                                  ----------    ----------    ----------    ----------    ----------
                                  ----------    ----------    ----------    ----------    ----------
LIABILITIES:
 Losses and loss expenses......   $  633,315    $  622,829    $  604,787    $  562,209    $  561,813
 Unearned premiums.............      100,134       121,633       110,082       114,376       104,824
 Funds held under reinsurance
   treaties
   Affiliates..................        1,435         3,719         3,654        21,777        23,478
   Other.......................       16,422        19,485        17,104        17,825        15,157
 Reinsurance balances payable
   Affiliates..................       13,003         9,898        15,328        18,196        32,951
   Other.......................       16,860        59,825        28,357        42,037        18,488
 Convertible subordinated
  debentures..................       75,950        86,250        82,350        86,250             0
 Notes payable.................       25,000        20,000        20,000        20,000        28,000
 Commercial paper..............       20,321        10,954        11,310        10,721        10,247
 Other liabilities.............       12,460        13,309        11,348        10,031         8,147
                                  ----------    ----------    ----------    ----------    ----------
                                     914,900       967,902       904,320       903,422       803,105
                                  ----------    ----------    ----------    ----------    ----------
STOCKHOLDERS' EQUITY:
 Preferred stock, no par value,
   5,000,000 shares authorized;
   no shares issued............            0             0             0             0             0
 Common stock, $0.30 par value,
   50,000,000 Shares
   authorized; 18,356,000
Shares issued..................        5,507         5,490         5,507         5,490         5,453
 Additional paid-in capital....      114,568       112,894       114,556       112,670       112,068
 Unrealized appreciation
   (depreciation) of
   investments, net of deferred
     tax effect................        3,671       (10,299)      (21,640)       16,634        11,416
 Foreign currency translation
   adjustment..................          197          (269)         (414)           12           254
 Retained earnings.............      150,564       140,452       143,153       157,532       138,002
 Treasury stock, at cost.......       (1,774)       (1,467)       (1,767)       (1,649)       (1,077)
                                  ----------    ----------    ----------    ----------    ----------
                                     272,733       246,801       239,395       290,689       266,116
                                  ----------    ----------    ----------    ----------    ----------
                                  $1,187,628    $1,214,703    $1,143,715    $1,194,111    $1,069,221
                                  ----------    ----------    ----------    ----------    ----------
                                  ----------    ----------    ----------    ----------    ----------
BOOK VALUE PER SHARE...........   $    15.02    $    13.60    $    13.18    $    16.05    $    14.77

    Except as otherwise set forth herein, the information concerning the Company contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the Commission and other public sources and is qualified in its entirety by reference thereto. Although neither the Purchaser nor Parent has any knowledge that would indicate that any statements contained herein based on such documents and records are untrue, neither the Purchaser nor Parent can take responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Purchaser or Parent.

    The Company is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the Commission relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities, any material interests of such persons in transactions with the Company and other matters is required to be disclosed in proxy statements distributed to the Company's stockholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the Commission located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located in the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and in Seven World Trade Center, Suite 1300, New York, New York. Copies may be obtained, by mail, upon payment of the Commission's customary charges, by writing to its principal office at Room 1024, Judiciary Plaza, Washington, D.C. 20549. The Shares are listed on the NYSE and such material, reports, proxy statements and other information can also be available for inspection at the NYSE, 20 Broad Street, New York, New York.

    CERTAIN PROJECTIONS. Parent and its representatives from time to time receive projections of financial results prepared by the management of the Company in the ordinary course of business as a part of its financial planning process. Although the Company does not as a matter of course publicly disclose projections as to future revenues or earnings, because they were received by Parent, the Purchaser is making these projections available to all stockholders.

    THE "SUMMARY PROJECTIONS" WERE PREPARED AS PART OF THE COMPANY'S STRATEGIC PLANNING PROCESS AT DECEMBER 1994, MARCH 1995 AND OCTOBER 1995. NONE OF THE PROJECTIONS SET FORTH BELOW IS TO BE REGARDED AS FACT AND SUCH PROJECTIONS SHOULD NOT BE RELIED UPON AS ACCURATE REPRESENTATIONS OF FUTURE RESULTS. IN ADDITION, BECAUSE THE ESTIMATES AND ASSUMPTIONS UNDERLYING THE SUMMARY PROJECTIONS, AS TO FUTURE RESULTS, ARE BASED UPON EVENTS AND CIRCUMSTANCES THAT HAVE NOT TAKEN PLACE AND ARE INHERENTLY SUBJECT TO SIGNIFICANT FINANCIAL, MARKET, ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES WHICH ARE DIFFICULT OR IMPOSSIBLE TO PREDICT ACCURATELY AND ARE BEYOND PARENT'S, THE PURCHASER'S AND THE COMPANY'S CONTROL, THEY ARE INHERENTLY IMPRECISE AND THERE CAN BE NO ASSURANCE THAT THE PROJECTED RESULTS CAN BE REALIZED. THEREFORE, IT IS EXPECTED THAT THERE WILL BE DIFFERENCES BETWEEN THE ACTUAL AND PROJECTED RESULTS AND THAT THE ACTUAL RESULTS MAY BE MATERIALLY HIGHER OR LOWER THAN THOSE PROJECTED.

    THE INCLUSION OF THE SUMMARY PROJECTIONS SHOULD NOT BE REGARDED AS A REPRESENTATION BY PARENT, THE PURCHASER, OR THE COMPANY, OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES, THAT THE PROJECTED RESULTS WILL BE ACHIEVED. THE SUMMARY PROJECTIONS WERE NOT PREPARED WITH A VIEW TOWARDS PUBLIC DISCLOSURE OR COMPLYING WITH PUBLISHED GUIDELINES OF THE COMMISSION OR GUIDELINES ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS. NONE OF THE PURCHASER, PARENT, THE COMPANY, OR ANY OF THEIR RESPECTIVE AFFILIATES, REPRESENTATIVES, FINANCIAL ADVISORS, INDEPENDENT AUDITORS OR DIRECTORS OR OFFICERS, ASSUMES ANY RESPONSIBILITY FOR THE ACCURACY OF THE SUMMARY PROJECTIONS. THE SUMMARY PROJECTIONS HAVE NOT BEEN

EXAMINED, REVIEWED OR COMPILED BY THE COMPANY'S INDEPENDENT AUDITORS, AND ACCORDINGLY THEY HAVE NOT EXPRESSED AN OPINION OR ANY OTHER ASSURANCE ON THEM.

    The Summary Projections were based on numerous global assumptions, including the following: (i) that there will be no significant change in market conditions; (ii) that the Company's staff levels will be adequate to implement the Company's proposed strategies; (iii) that, in general, historical retrocession patterns will not change; and (iv) that the Company will remain in the brokered treaty distribution channel (although the projections are based on the implementation of new business strategies for the brokered treaty distribution channel).

    According to representatives of the Company, the premium growth included in The Summary Projections was based on the professional judgment of the Company after giving careful consideration to the Company's premium growth for each line of business and the expected impact of any underwriting changes that have been or will be implemented. The loss ratios and combined ratios included in The Summary Projections were also based on the professional judgment of the management group after giving consideration to the Company's historical ratios for each line of business and the expected impact of any underwriting changes that have been or are projected to be implemented. The assumed payout patterns have also been based on historical data, with adjustments for the projected change in mix of the Company's business.

    The Summary Projections were also based on numerous operational assumptions, including the following: (i) the Company will continue to engage in transactions with its affiliates; (ii) new products (which contribute to the projected increase in premiums written) will be accepted in the marketplace; (iii) the Company will incur increases in operating expenses during 1995 relating to technological changes, offset by a reduction in operating expenses resulting from implementation of such new technologies thereafter and (iv) the Company will continue to maintain approximately the same number of branch operations that it currently maintains.

    The Summary Projections were also based on numerous specific assumptions and factors relating to each of the Company's lines of business, including the following: (i) With respect to property underwritings, incurred losses on earned premiums are reserved at underwriting year ultimate ratios; (ii) With respect to casualty underwritings, incurred losses on earned premiums are reserved by underwriting year, utilizing actuarial department formulas; (iii) With respect to net investment income, (a) the projections are based on the June 30, 1994 portfolio plus income on 50% of projected cash flow (however, 1995 is reduced by a proposed $20 million repayment of a bank financing) and (b) new money and reinvestment of bond maturities are invested at 8%, which is assumed to be the yield on 7 to 10-year investment grade taxable securities; (iv) Realized gains are assumed to be zero; (v) Other operating expenses are expected to increase by 1% per year, plus an estimated overall 1% increase adjustment for staffing changes and increased New Treaty System amortization of $900,000 in 1995 and thereafter; (vi) With respect to interest expense, (a) all years include $1.1 million of interest on funds held, $4.8 million of interest and amortization on the Debentures and $450,000 of commercial paper interest and (b) 1995 includes $1.2 million of interest for three quarters of a year until the bank financing is repaid.

    The March 1995 update to The Summary Projections reflected updated views on market trends and a reduction of $1.5 million in annual operating expenses. The October 1995 update of The Summary Projections assumed (i) an increase of $40 million in net invested assets in each of 1996 and 1997 at a taxable interest rate of 6% and (ii) the refinancing, rather than repayment, of a $20 million bank loan. The October 1995 update of The Summary Projections generally extrapolated nine months actual results for the full year 1995 and included $1 million in expenses projected to be incurred in connection with Parent's proposal. 1995 projections exclude the effect of a $552,000 extraordinary gain on the repurchase of Debentures realized in the first half of 1995.

    None of the assumptions or factors used is susceptible to accurate prediction and there is no assurance that The Summary Projections will be realized or that the Company's actual results will not be substantially less or substantially more than those projected. The Summary Projections do not include any benefits relating to the acquisition of the Shares by the Purchaser pursuant to the Offer or the Merger.

                            THE SUMMARY PROJECTIONS
            PROJECTED STATEMENT OF OPERATIONS FOR FISCAL YEAR ENDED
                               DECEMBER 31, 1995
                (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)
                                  (UNAUDITED)

                                                               MONTH WHEN PROJECTIONS WERE
                                                                         PREPARED
                                                             --------------------------------
                                                             DECEMBER     MARCH      OCTOBER
                                                               1994        1995        1995
                                                             --------    --------    --------
Gross written premium.....................................   $363,143    $332,900    $314,531
Net written premium.......................................    293,365     269,745     256,820
Net earned premium........................................    297,602     273,167     259,304
Net investment income.....................................     43,056      42,611      42,430
Net investment gain.......................................          0           0         713
                                                             --------    --------    --------
TOTAL REVENUES:...........................................    340,658     315,778     302,447
Losses....................................................    207,242     187,010     174,410
Commissions...............................................     79,195      74,288      69,125
Expenses..................................................     29,542      28,004      29,004
Other.....................................................        422        (116)        617
Interest..................................................      7,528       7,528       8,994
                                                             --------    --------    --------
TOTAL EXPENSES:...........................................    323,929     296,714     282,150
Income before taxes.......................................     16,729      19,064      20,297
Income taxes..............................................        813       1,681       1,838
                                                             --------    --------    --------
NET INCOME:...............................................   $ 15,916    $ 17,383    $ 18,459
                                                             --------    --------    --------
                                                             --------    --------    --------
Average Shares outstanding................................     18,546      18,546      18,196
Net income per Share......................................   $   0.86    $   0.94    $   1.01

Combined ratio (SAP)......................................      105.8%      105.9%      104.8%
Average stockholders equity...............................   $251,697    $250,378    $263,434
Return on equity..........................................        6.3%        6.9%        7.0%

    The foregoing table sets forth the projected Statement of Operations for the fiscal year ended December 31, 1995, which projections were prepared during the months indicated above. Because management of the Company periodically updates the projections, they may vary, and in fact have varied, depending on the time such projections are made.

                            THE SUMMARY PROJECTIONS
           PROJECTED STATEMENTS OF OPERATIONS FOR FISCAL YEARS ENDED
                           DECEMBER 31, 1996 AND 1997
                (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)
                                  (UNAUDITED)

                                                 1996 PROJECTIONS        1997 PROJECTIONS
                                               --------------------    --------------------
                                                    MONTH WHEN              MONTH WHEN
                                                 PROJECTIONS WERE        PROJECTIONS WERE
                                                     PREPARED                PREPARED
                                               --------------------    --------------------
                                               DECEMBER    OCTOBER     DECEMBER    OCTOBER
                                                 1994        1995        1994        1995
                                               --------    --------    --------    --------
Gross written premium.......................   $413,644    $367,680    $482,810    $430,417
Net written premium.........................    328,224     284,749     382,130     341,779
Net earned premium..........................    325,841     279,501     372,419     329,182
Net investment income.......................     47,349      44,830      53,473      47,230
Net investment gains........................          0           0           0           0
                                               --------    --------    --------    --------
TOTAL REVENUES:.............................    373,190     324,331     425,892     376,412
Losses......................................    227,879     187,708     260,208     216,777
Commissions.................................     84,329      74,087      95,459      89,509
Expenses....................................     30,634      29,000      31,170      30,000
Other.......................................       (852)       (190)     (1,576)     (1,569)
Interest....................................      6,328       7,912       6,328       7,912
                                               --------    --------    --------    --------
TOTAL EXPENSES:.............................    348,318     298,517     391,589     342,629
Income before taxes.........................     24,872      25,814      34,303      33,783
Income taxes................................      4.034       4,140       7,894       7,489
                                               --------    --------    --------    --------
NET INCOME:.................................   $ 20,838    $ 21,674    $ 26,409    $ 26,294
                                               --------    --------    --------    --------
                                               --------    --------    --------    --------
Average primary shares outstanding..........     18,596      18,196      18,648      18,196
Earnings per Share..........................   $   1.12    $   1.19    $   1.42    $   1.45

Combined ratio (SAP)........................      105.1%      103.9%      103.6%      102.0%
Average equity..............................    263,524     286,233     280,233     304,689
Return on equity............................        7.9%        7.6%        9.4%        8.6%

    The foregoing table sets forth the projected Statements of Operations for the fiscal years ended December 31, 1996 and 1997, which projections were prepared during the months indicated above. Because management of the Company periodically updates the projections, they may vary, and in fact have varied, depending on the time such projections are made.

    SHARE OWNERSHIP INFORMATION. The following table sets forth the information provided to the Purchaser and Parent by the Company regarding the Share ownership by directors and officers of the Company as of November 1, 1995 unless otherwise noted. To Parent's and the Purchaser's knowledge, each of the following listed persons currently intends to tender his Shares in the Offer.

                                                                  NUMBER OF OPTION      NUMBER OF
                                                    NUMBER OF          SHARES         OPTION SHARES
                                                   REGISTERED      EXERCISABLE AS     UNEXERCISABLE
DIRECTORS                                          SHARES HELD       OF 11/1/95       AS OF 11/1/95
------------------------------------------------   -----------    ----------------    -------------
Jacques P. Blondeau.............................           0            83,998            18,002
John R. Cox.....................................       1,000             1,500             4,500
Raymond H. Deck.................................       7,100            13,500             4,500
Michel Gudefin..................................      18,000            13,500             4,500
Jerome Karter...................................           0           166,997            24,003
Jean Masse......................................           0                 0             6,000
Richard M. Murray...............................       3,000            13,500             4,500
Serge M.P. Osouf................................           0             1,500            11,500
Patrick Peugeot.................................      15,900           122,809             4,500
John W. Popp....................................       1,000            13,500             4,500
Francois Reach..................................           0             1,500             4,500
David J. Sherwood...............................       1,100            13,500             4,500
Ellen E. Thrower................................           0                 0             3,000


NON-DIRECTOR EXECUTIVE OFFICERS
------------------------------------------------
Louis Adanio....................................      10,409            33,121            13,668
John T. Andrews, Jr. ...........................           0           129,998            23,002
Nolan E. Asch...................................      14,188            79,081            12,668
Jeffrey D. Cropsey..............................       4,552                 0            13,000
John D. Dunn, Jr. ..............................           0             4,999            20,001
Francis J. Fenwick..............................           0                 0             7,800
Howard B. Fischer...............................       4,412            25,204            10,968
Linda J. Grant..................................         100            11,508             9,301
Dominique Lavallee..............................       1,400             5,999            13,001
Robert D. Sawicki...............................           0                 0             9,100
Total (All Directors and Executive Officers
  as a group)...................................      82,161           735,714*          231,014

------------

* Represents approximately 3.22 percent of the Shares outstanding.

9. CERTAIN INFORMATION CONCERNING PARENT AND THE PURCHASER.

    PARENT AND THE PURCHASER. The Purchaser is a Delaware corporation incorporated on October 12, 1995 and organized on November 2, 1995 as a wholly-owned subsidiary of Parent solely for the purposes of entering into the Merger Agreement, purchasing the Shares pursuant to this Offer and effecting the Merger. The Purchaser has conducted no business. Its registered office is CT Corporation Service, 1209 Orange Street, Wilmington, Delaware.

    Parent is organized under the laws of The French Republic and its principal executive offices are located at Immeuble SCOR-Cedex 39, 92074 Paris La Defense, France. Parent operates principally as a reinsurance company. Together with its subsidiaries, it ranks as the largest professional reinsurer in France and among the largest in the world. For the year ended December 31, 1994 and for the six months ended June 30, 1995, Parent had consolidated net income of FRF 282 million and FRF 206 million, in each case calculated in accordance with French generally accepted accounting principles. At December 31, 1994, Parent had total assets of approximately FRF 34.8 billion and total shareholders equity of approximately FRF 5.4 billion, calculated in accordance with French generally accepted accounting principles. As of November 7, 1995, the rate of exchange of FFr into U.S. dollars, based on the noon buying rate in New York City for cable transactions in foreign currencies as certified for customers purposes by the Federal Reserve Bank of New York was $4.880 FFr per U.S. dollar.

    The name, citizenship, business address, present principal occupation, and material positions held during the past five years of each of the directors and executive officers of Parent and the Purchaser are set forth in "SCHEDULE
I -- Directors and Executive Officers of Parent and the Purchaser" to this Offer to Purchase.

    Neither Parent nor the Purchaser is subject to the information requirements of the Exchange Act and, accordingly, neither files reports or other information with the Commission under the Exchange Act relating to its business, financial position, results of operations or other matters.

    SHARE OWNERSHIP INFORMATION. Parent currently owns 14,547,756 Shares, or approximately 80% of the issued and outstanding Shares. In addition, the following table sets forth the number of Shares beneficially owned as of November 2, 1995 by the persons listed in "SCHEDULE I -- Directors and Executive Officers of Parent and the Purchaser" to this Offer to Purchase and any other associate or majority-owned subsidiary of Parent or any of the persons so listed. To Parent's and the Purchaser's knowledge only Mr. Peugeot owns Shares other than through unexercised stock options. Mr. Peugeot has indicated that he intends to tender such Shares into the Offer. Parent and the Purchaser do not believe any of such persons intends to exercise options for the purpose of tendering into the Offer.

                                                             AMOUNT
                                                          BENEFICIALLY
                  NAME OF INDIVIDUAL                         OWNED
-------------------------------------------------------   ------------
Patrick Peugeot........................................       138,709
Jacques Blondeau.......................................        83,998
Serge Osouf............................................         1,500
Francois Reach.........................................         1,500

    Except as elsewhere set forth in this Offer to Purchase: (i) neither Parent nor the Purchaser nor, to the knowledge of Parent or the Purchaser, any of the persons listed in "SCHEDULE I -- Directors and Executive Officers of Parent and the Purchaser" hereto nor any associate or majority-owned subsidiary of any of the foregoing, beneficially owns or has a right to acquire any equity securities of the Company; (ii) neither Parent nor the Purchaser nor, to the best knowledge of Parent or the Purchaser, any of the persons or entities referred to above, nor any director, executive officer or subsidiary of any of the foregoing, has effected any transaction in such equity securities during the past 60 days;
(iii) neither Parent nor the Purchaser nor, to the knowledge of Parent or the Purchaser, any of the persons listed in "SCHEDULE I -- Directors and Executive Officers of Parent and the Purchaser" hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations; (iv) there have been no contacts, negotiations or transactions since January 1, 1993 between Parent or the Purchaser, or, to the knowledge of Parent or the Purchaser, any of the persons listed in "SCHEDULE I -- Directors and Executive Officers of Parent and the Purchaser" hereto, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors, or a sale or other transfer of a material amount of asset of the Company; and (v) neither Parent nor the Purchaser, nor, to the best knowledge of Parent or the Purchaser, any of the persons listed in "SCHEDULE I -- Directors and Executive Officers of Parent and the Purchaser" hereto, has since January 1, 1992 had any transaction with the Company or any of its executive officers, directors or affiliates that would require disclosure under the rules and regulations of the Commission applicable to the Offer. References herein to the subsidiaries or affiliates of Parent or the Purchaser do not include the Company and its subsidiaries.

    SHARE REPURCHASES. On November 2, 1994, Parent acquired directly from certain of the Company's executive officers, 82,000 Shares at the then prevailing market price of $11.125 per Share, specifically: 44,000 Shares from John T. Andrews, Jr., Senior Vice President, General Counsel and Secretary of the Company; 9,071 Shares from Nolan E. Asch, Senior Vice President and Chief Actuary of the Company; 3,929 Shares from R. Daniel Brooks, Senior Vice President of the Company; and 25,000 Shares from Jerome Karter, President and Chief Executive Officer of the Company. Each of these senior officers had, at the request of the Company, voluntarily agreed not to sell any Shares held by them in connection with the privately placed offering of convertible subordinated debentures of the Company in 1993, and were prevented from selling during certain other periods thereafter in accordance with Company policy. The proceeds from these sales to Parent were applied exclusively to reduce indebtedness of the sellers to the Company. In addition, on November 2, 1994, under the Company's Stock Incentive Plan for Key Employees, the Company granted to each of such officers options to purchase a corresponding number of Shares at an exercise price of $11.125 per Share, which was equal to the per Share market price on that date.

10. CONTACTS WITH THE COMPANY.

    DIRECTORS OF THE COMPANY. The Board of Directors of the Company currently consists of thirteen members, five of whom are officers and/or directors of the Purchaser or officers of the Company. The Purchaser currently has, and following the Offer and the Merger will continue to have, the ability to elect the entire Board of Directors of the Company.

    The members of the Company's Board of Directors are as follows:

    Jacques P. Blondeau has served as Chairman of the Board of the Company since September 30, 1994 and as a Director since 1988. Mr. Blondeau is also Chairman of SCOR Reinsurance Company ("SCOR Re"), the Company's principal operating subsidiary. Mr. Blondeau serves as a Trustee of the Voting Trust that holds the stock of SCOR Re on behalf of the Company. From November, 1988 to September 30, 1994, Mr. Blondeau had been Vice Chairman and President of the Company and Vice Chairman of the Board of SCOR Re. He also served as Chief Operating

Officer of the Company from November, 1988 to June, 1994. From June 16, 1994 to September 30, 1994, he served as Chief Executive Officer of the Company. He is Chairman of the Board and Chief Executive Officer of Parent. Prior to being elected to these positions in Parent, he served as the President and Chief Operating Officer. Mr. Blondeau was President-Operations of SCOR Paris from 1988 until 1990, when SCOR Paris was merged into Parent. From 1984 to 1988, Mr. Blondeau was Chairman and President of Pechiney Australia and President of Howmet Resources, Inc. (U.S.), a subsidiary of Pechiney Corporation. From 1980-1984, he held various top-level positions with the Pechiney Corporation. Mr. Blondeau's business address is that of Parent.

    Serge M.P. Osouf has served as Vice Chairman of the Board of Directors of the Company and SCOR Re since September 30, 1994, and has been a Director of the Company since September, 1993, and of SCOR Re since December, 1991. Mr. Osouf serves as the General Manager of Parent and prior to taking this position in September, 1994, had been the President-Reinsurance Operations of Parent since 1993. He is currently Chairman of SCOR Vie and from 1987 to 1993 was General Manager of SCOR Reassurance, two subsidiaries of Parent. Mr. Osouf's business address is that of Parent.

    Jerome Karter has served as a Director of the Company since February, 1989, and as its President and Chief Executive Officer since September 30, 1994. Prior to September, 1994, he had served as Executive Vice President of the Company since December, 1989. Mr. Karter has also served as a Director, President and Chief Executive Officer of SCOR Re since February, 1989. Prior to his employment at SCOR, he held various management positions both in the United States and Europe with major domestic and multinational insurance companies since 1961. He held senior management positions for Factory Mutual International in London and Affiliated F.M. Insurance Company in Paris from 1969 to 1978. He subsequently served as General Manager-Europe for the Insurance Company of North America (now CIGNA Corporation) and INA Reinsurance Company S.A. in Brussels from 1978 to 1984. Immediately prior to joining the Company, Mr. Karter was a Senior Vice President and Manager of the International Department of Johnson & Higgins in New York from 1984 to 1989. Mr. Karter's business address is that of the Company.

    John R. Cox has served as a Director of the Company and SCOR Re since June, 1994. Mr. Cox has also served as a Director of Firemark Global Insurance Fund since 1993. From 1985 to 1991 he was Chairman of the Board and Chief Executive Officer of ACE Limited ("ACE"). Until February 3, 1995, he was a Director and a Member of the Audit Committee of ACE and its subsidiary companies. From 1990 to 1993 he was a Director of Bankers Insurance Company Limited. From 1983 to 1985, he was Executive Vice President of American Can Company, subsequently known as Primerica Corporation and now The Travelers Corporation, and Chairman and Chief Executive Officer of Associated Madison Companies, Inc., its financial services holding company subsidiary. From 1975 to 1983 Mr. Cox held various key executive positions in CIGNA Corporation. Mr. Cox's business address is 44 Herbert Terrace, West Orange, New Jersey.

    Raymond H. Deck has served as a Director of the Company since 1986 and of SCOR Re since 1985. He has been President of Chase Insurance Enterprises, Inc., a division of Chase Enterprises, a private company with investments in real estate, communications and the insurance industry, since 1986. He has also been a Director of Accel International Corporation since 1990. Prior to 1986, he was a Director and Executive Vice President of the Hartford Insurance Group. Mr. Deck's business address is that of Chase Insurance Enterprises, Inc., One Commercial Plaza, Hartford, Connecticut 06103.

    Michel J. Gudefin has served as a Director of the Company since 1989 and of SCOR Re since June 1990 and is a Voting Trustee of SCOR Re. Mr. Gudefin is retired. From 1988 to 1989 he was Vice Chairman of Howmet Corporation, the principal operating subsidiary of Pechiney Corporation. From 1976 to 1988, Mr. Gudefin was President and Chief Executive Officer of Pechiney Corporation.

Until December 31, 1993, he was a Director of Pechiney Corporation and Howmet Corporation. He is currently a Director of Southwire Corporation and a Vice President and Director of Intrend Corporation. Mr. Gudefin's business address is that of the Company.

    Jean P. Masse has served as a Director of the Company and SCOR Re since March 1995. From June 16, 1994 until March 1995, he was Director Emeritus of SCOR Re after having served as a Director of SCOR Re from 1990 to 1994. He served as a Director and President of The Unity Fire and General Insurance Company from December 1982 until 1990, and during that time also served as President and Treasurer of the Rockleigh Management Corporation, which was merged with and into the Company in 1990. Mr. Masse's business address is Tour Voltaire, 1 place Des Dgres, Cedex 58, 92059 Paris La Defense, France.

    Richard M. Murray has served as a Director of the Company and SCOR Re since 1990. He was Chairman and executive advisor of The Nippon Management Corporation from 1987 to 1991. Since 1990, he has been Vice Chairman of La Prov Corporation, a wholly-owned U.S. subsidiary and liaison office of Grupo Nacional Provincial S.A., a leading Mexican insurance company. He was a Vice President of The Travelers Corporation from 1967 to 1987. Mr. Murray's business address is that of La Prov Corporation, 80 Broad Street, New York, New York 10004-2203.

    Patrick Peugeot has served as a Director of the Company since 1983 and of SCOR Re since 1985. Mr. Peugeot is also a Voting Trustee of SCOR Re. He served as Chairman of the Board of the Company from 1983 until September 30, 1994, and as Chief Executive Officer of the Company from December 1988 until June 16, 1994. He was also Chairman of the Board of SCOR Re until September 1994. Mr. Peugeot had served as Chairman of the Board and Chief Executive Officer of Parent from 1989 until 1994 and of SCOR Paris from 1983 until 1990. Mr. Peugeot was Chairman of CCR from 1983 to 1985. He is Honorary Chairman of CCR and has served as Honorary Chairman of Parent since August 30, 1994. He is now Vice Chairman and President of La Mondiale, a French mutual life insurance company. He is also Vice Chairman of Partner Europe. Mr. Peugeot's business address is that of La Mondiale, located at 22 boulevard Malesherbes 75008 Paris.

    John W. Popp, has served as a Director of the Company since March 1990 and SCOR Re since 1989. Mr. Popp also is a business consultant. He was a Partner of Peat, Marwick, Mitchell & Co. (now KPMG Peat Marwick LLP) from 1955 to 1982. Mr. Popp has been a Director of Old Republic International Corporation since 1993. Mr. Popp's business address is that of the Company.

    Francois Reach has served as a Director of the Company since March 1989 and of SCOR Re since June 1994. Mr. Reach has served as Chairman and CEO of REAFIN, the finance company subsidiary of Parent since October 1994. He was Chief Investment Officer and Treasurer of Parent from 1983 until October, 1994, when he became Deputy General Manager of Parent. From 1986 to 1994, he was President of REAFIN. He is also Managing Director of Finimosa (Spain) and of Finimo Kft (Hungary). Mr. Reach's business address is that of Parent.

    David J. Sherwood has served as a Director of the Company and of SCOR Re since 1987. He is also a Voting Trustee of SCOR Re. Mr. Sherwood has served as Chairman of the Board of Governors of the New York Insurance Exchange since 1985. He was President of The Prudential Insurance Company of America from 1978 to 1984. Mr. Sherwood's business address is that of the New York Insurance Exchange, c/o Willkie Farr & Gallagher, One Citicorp Center, 153 East 53rd Street, New York, New York 10022.

    Ellen E. Thrower has served as a director of the Company since July 1995. She has served as President and Chief Executive Officer of The College of Insurance and Chief Executive Officer of its parent organization, The Insurance Society of New York since 1988. She has been a director of the Insurance Education Foundation since 1988; the New York City Council on Economic Education,

Inc., since 1992; the Pennsylvania National Mutual Casualty Insurance Co. since 1990; and the United Educators Insurance Risk Retention Group, Inc., since 1994. Ms. Thrower's business address is that of The College of Insurance, 101 Murray Street, New York, New York 10007.

    CONTRACTS AND AGREEMENTS. The Company and Parent have a number of financial, operating and other arrangements and have engaged in certain intercompany transactions believed to be mutually beneficial. These arrangements include those set forth below. Copies of the Agreements referred to below required to be filed as exhibits to the Schedule 13E-3 and the Schedule 14D-1 are so filed and are available in the same manner as that described in "SPECIAL FACTORS--5. Background of the Offer and the Merger", and the following summaries are qualified in their entirety by reference to the copies of such agreements.

    (i) Retrocession Agreements: SCOR Re, like most reinsurance companies, enters into retrocession arrangements for many of the same reasons primary insurers seek reinsurance, including increasing their premium writing and risk capacity without requiring additional capital and reducing the effect of individual or aggregate losses. Historically, SCOR Re has retroceded risks to retrocessionaires on both a proportional and excess of loss basis. Since a reinsurer remains liable to a ceding company with respect to any risk subject to a retrocession agreement, such retrocessionaires are subject to an initial review of financial condition before final acceptability is confirmed and to subsequent reviews on an annual basis.

    From 1974 through 1986, virtually all of SCOR Re's retrocessions had been to affiliates. Based on the increased surplus resulting from the Company's public offering in 1986, SCOR Re significantly decreased the total amount of reinsurance retroceded, a large portion of which continues to be retroceded to affiliates. All reinsurance agreements with affiliates must be submitted to the New York Insurance Department for prior review. In 1994, 11.5% of gross premiums written by the Company were retroceded to Parent, compared with 15.6% and 14.0% in 1993 and 1992, respectively.

    Under its 1995 retrocessional program, SCOR Re retains a maximum of $2.0 million as to any one ceding company program for treaty business. SCOR Re retains a maximum of $3.9 million and $1.0 million per risk for facultative property and facultative casualty business, respectively. Under its 1994 retrocessional program SCOR Re retained a maximum of $2.0 million as to any one ceding company program for treaty business and a maximum of $3.3 million and $1.1 million per risk for facultative property and facultative casualty business, respectively.

    SCOR Re purchases coverage against the accumulation of losses resulting from a single catastrophic event. As with most reinsurers, SCOR Re retains a share of its catastrophe exposures. In 1995, SCOR Re has general catastrophe retrocessional coverage, which covers property exposures only, for generally 78% of $48 million in excess of $20 million per occurrence. The Company also has underlying coverage for $15 million in excess of $5 million per occurrence after a $5 million deductible. Parent participates in SCOR Re's 1995 general catastrophe retrocessional program for a total limit of approximately $13.7 million.

    Pursuant to a Net Aggregate Excess of Loss Retrocessional Agreement dated as of July 1, 1986 ("1986 Retrocessional Agreement"), Parent reinsured SCOR Re for adverse loss development from pre-1986 business that exceeded the total of loss reserves established as of June 30, 1986 and premiums earned after June 30, 1986 from such pre-1986 business. The 1986 Retrocessional Agreement provided protection to the Company for business underwritten by SCOR Re only and did not provide coverage for pre-1986 business underwritten by any other subsidiary. However, business underwritten by General Security and Unity Fire is protected against adverse development by a separate net aggregate excess of loss retrocessional agreement, as described below. The 1986 Retrocessional Agreement terminated on December 31, 1993, at which time, Parent's liability to SCOR Re was $16.2 million. This amount is the actuarially determined expected ultimate loss from the pre-1986 business in excess of the "aggregate deductible" (which is defined as the total of net outstanding loss and loss expense reserves, net incurred but not reported ("IBNR") loss reserves and net unearned premium reserves established as of June 30, 1986 for the pre-1986 business, plus all net premiums and future net premium adjustments earned after June 30, 1986 under retrospectively rated treaties for such business). During the first quarter of 1994, SCOR Re received $16.2 million from Parent in settlement of its liability under this agreement.

    Given the remaining uncertainty of the ultimate liability of certain exposures underwritten in the pre-1986 SCOR Re business, SCOR Re and Parent entered into a new Net Aggregate Excess of Loss Agreement ("the 1994 Retrocessional Agreement") effective January 1, 1994, which protects the same business covered under the 1986 Retrocessional Agreement. Under this Agreement, SCOR Re is responsible for any further adverse development up to $8.8 million beyond the $16.2 million of adverse development recognized under the 1986 Retrocessional Agreement, at which point (the "attachment point") the 1994 Retrocessional Agreement attaches and provides coverage for up to $10 million of any additional adverse development. Because the losses related to the 1986 Retrocessional Agreement settlements have not yet been paid, the Company earns interest on the funds received. Based on the Company's assumption of the expected payment pattern of these reserves, the Company expects that such investment income would at least equal any adverse development below the attachment point. SCOR Re paid a premium of $2 million for this coverage, which expires on December 31, 2004. At December 31, 1994, no recovery was recognized under the 1994 Retrocessional Agreement. In addition, based on the Agreement's experience, SCOR Re is eligible to receive a contingent commission of up to 27.75% of the premium.

    SCOR Re is a party to two additional retrocession agreements providing for significant premium payments to Parent. First, pursuant to the Catastrophe Excess of Loss Reinsurance Contract for the 1994 year, SCOR Re paid Parent a premium for that year of $3,797,984 for the coverage specified under that reinsurance contract in respect of losses under policies covering treaty and facultative reinsurance assumed by SCOR Re resulting from certain property exposures. Losses arising out of the Northridge earthquake resulted in the reinstatement of coverage under the contract for an additional premium from SCOR Re to Parent of approximately $3.5 million. Second, pursuant to the Catastrophe Excess of Loss Reinsurance Contract for the 1995 year, SCOR Re is required to pay to each of Parent and one of its affiliates, SCOR Reassurance, by way of quarterly installments, a premium of $2,041,110 for that year for the coverage to be provided by each of them as specified under that reinsurance contract in respect of losses under policies covering treaty and facultative reinsurance assumed by SCOR Re resulting from certain property exposures.

    Parent entered into a Net Aggregate Excess of Loss Retrocessional Agreement with each of Unity Fire and General Security, pursuant to which Parent agreed to reinsure those companies to the extent that their net ultimate incurred losses (as defined in the agreements) arising in 1989 and prior accident years exceed an aggregate deductible. As a result of the above-described assumption by General Security of the rights, liabilities and obligations of Unity Fire, the Net Aggregate Excess of Loss Retrocessional Agreement with Unity Fire was terminated and the Net Aggregate Excess of Loss Retrocessional Agreement with General Security was amended (as so amended, the "Agreement") to include the protection formerly provided to Unity Fire by its retrocessional agreement with Parent. As a result of the merger of General Security into SCOR Re, the protection under the Agreement is now for the benefit of SCOR Re. The aggregate deductible is defined as the sum of net outstanding loss and loss expense reserves and net IBNR loss reserves as of December 31, 1989, for 1989 and prior accident years, as documented in the 1989 statutory financial statements of Unity Fire and General Security. This amount has been established at a combined aggregate of $93.8 million. The annual premium for this protection is $210,000 through 2004. The Agreement continues in force until all covered losses are settled. At December 31, 1994, Parent's estimated liability to SCOR Re under the Agreement was approximately $11.7 million.

    The retrocession of risks underwritten by a reinsurer does not legally discharge it from liability for any part of the risk retroceded. Accordingly, the Operating Subsidiaries would be required to pay the full amount of the loss associated with the reinsured risk if for any reason Parent or any other retrocessionaire was unable or failed to meet its reinsurance obligations. Generally, under the New York Insurance Law, retrocessionaires which are not licensed or otherwise authorized reinsurers in New York must provide letters of credit or other permitted assets to secure their obligations to the ceding reinsurer (based on the ceding reinsurer's current estimate of the ceded liability) in order for the ceding reinsurer to take credit on its statutory financial statements for the reinsurance ceded. This security can be applied by the ceding reinsurer toward discharging its own liability in the event of a default by the retrocessionaire. At December 31, 1994, the amount of estimated liability for which retrocessionaires were liable to the Operating Subsidiaries was approximately $265.7 million, of which approximately $215.2 million was secured by letters of credit in favor of, or funds held by, the Operating Subsidiaries. Additionally, an amount of $37.6 million represents the liability on reinsurance ceded to New York licensed or authorized reinsurance companies, which are not required to provide additional security in order for the ceding reinsurer to take credit for the reinsurance ceded. The amounts of estimated liability recoverable from retrocessionaires at December 31, 1993 and 1992 were approximately $285.1 million and $289.2 million, respectively. The Operating Subsidiaries' exposure to amounts deemed unrecoverable from retrocessionaires has been limited and to the extent it has been exposed, paid losses, outstanding losses and incurred but not reported losses recoverable from retrocessionaires which are determined to be uncollectible are charged to operations.

    (ii) Reinsurance: The Company's operating subsidiaries assume reinsurance from Parent and other affiliated companies primarily on a quota share or surplus share basis. Written premiums assumed from these companies (and the percentage of gross written premiums) were approximately $7,845,000 (2.6%), $8,375,000 (2.5%) and $6,699,000 (2.2%) for the years ended December 31, 1994, 1993 and
1992, respectively. Of these amounts, approximately $6,959,000, $7,925,000 and $6,278,000 for 1994, 1993 and 1992, respectively, were assumed from Parent.

    The Company's operating subsidiaries also retrocede reinsurance to Parent and other affiliated companies, primarily on a quota share or surplus share basis.

    For the years ended December 31, 1994, 1993 and 1992 the percentage of assumed premiums written to net premiums written was 126.9%, 131.4% and 145.9%, respectively.

    Reinsurance does not discharge or diminish the primary liability to insureds of the Company on risks reinsured; however, it does permit the Company to recover the applicable portion of any loss from its retrocessionaires. Retrocessionaires of the Company are subject to an initial review of financial condition before final acceptability is confirmed and subsequent reviews on an annual basis.

    Parent provides letters of credit in favor of the Company's Operating Subsidiaries in amounts equal to its estimated liability under its reinsurance agreements with such companies (as re-estimated on a quarterly basis). The amount of letters of credit provided by Parent at December 31, 1994 was approximately $134,500,000.

    (iii) SCOR Re Voting Trust: The New York Insurance Law prohibits (with certain exceptions) the issuance of a license to a company that is owned or financially controlled in whole or in part by a government, unless an insurer was so owned or financially controlled prior to the effective date of such statute. Unity Fire was so owned or financially controlled prior to such effective date. Because Parent, the controlling stockholder of the Company, was indirectly partially owned by certain French insurance companies which were majority owned by the French Government, the Company, in 1984, to permit SCOR Re to obtain a New York insurance license, established a voting trust for its holdings of capital stock of SCOR Re. The voting trust was irrevocable for a period of ten years (through June 6, 1994), unless SCOR Re's New York license was withdrawn. In 1994, in order for SCOR Re to retain its New York license and obtain a California insurance license, the voting trust was renewed for an additional period of three years.

    The five voting trustees under the voting trust possess and are entitled to exercise all the rights and powers of absolute owners of the capital stock of SCOR Re, except to pass any voting right or ownership interest to others. Decisions of the voting trustees may be made by majority vote, provided that such majority consists of at least two voting trustees who are not officers, directors or stockholders of the Purchasers. The voting trustees are required to forward any dividends paid by SCOR Re to the Company as the registered holder of the voting trust certificates evidencing beneficial ownership of SCOR Re's stock. Transfers of voting trust certificates may only be made by the registered holder thereof. The current voting trustees are as follows: Patrick Peugeot, Jacques P. Blondeau, Allan M. Chapin, Michel J. Gudefin, and David J. Sherwood. All of the voting trustees are directors of the Company with the exception of Mr. Chapin, who is a partner of Sullivan & Cromwell, legal counsel to Parent.

    Although there can be no assurances as to the actions the voting trustees may or may not take in the future, since the establishment of the voting trust in June 1984, the actions of the voting trustees have been limited primarily to the election of directors of SCOR Re.

    (iv) Credit Agreement: In 1995, the Company established a $20 million credit agreement with Parent, the proceeds of which are restricted to the repurchase of the Debentures in the market or the repayment of any debt incurred to repurchase Debentures. In addition, Parent may provide the funds or arrange financing necessary for the Company to satisfy its obligation to repurchase Debentures in accordance with the terms of the Indenture

    (v) Loan Agreement: In 1995, the Company has established a $20 million loan agreement with Parent, the proceeds of which are restricted to the repayment of, or the repayment of indebtedness incurred in respect of the repayment of a bank financing obtained by the Company. In October 1995, the Company borrowed $20 million under this loan agreement

    (vi) Software: The Company has agreed in principle with Parent for the purchase by Parent of the Company's New Treaty System ("NTS"), at a purchase price of $1.5 million. To date, the Company has expended approximately $10.2 million in researching, developing and implementing NTS.

    In January 1992, the Company acquired 19.8% of the stock of Commercial Risk, a Bermuda holding company for two insurance subsidiaries. The purchase price was approximately $9.9 million. As a result of a recapitalization of Commercial Risk in 1994, the Company currently owns approximately 12.87% of the outstanding stock of Commercial Risk. Parent owns approximately 52.27% of the outstanding stock of Commercial Risk.

11. THE MERGER AGREEMENT; APPRAISAL RIGHTS; EFFECT ON THE DEBENTURES.

    The Merger. The Merger Agreement provides that, promptly after the purchase of Shares pursuant to the Offer and the receipt of any required approval of the Merger Agreement by the Company's stockholders and the satisfaction or waiver of certain other conditions, the Purchaser will be merged into the Company. Because Parent currently owns a majority of the outstanding Shares, parent will have the vote necessary under Delaware law to approve the Merger. Under Delaware law, if the Purchaser owns at least 90% of the outstanding Shares, which would be the case if the Minimum Tender Condition is satisfied, the Merger may be effected without the vote of the Company's stockholders. Following consummation of the Merger, the Company will continue as the surviving corporation in the Merger (the "Surviving Corporation") and will become a wholly owned subsidiary of Parent.

    At the Effective Time, each Share outstanding immediately prior to the Effective Time (other than Shares owned by Parent, the Purchaser, the Company or any direct or indirect subsidiary of Parent or the Company or Shares ("Dissenting Shares") held by stockholders of the Company who have properly exercised their appraisal rights in accordance with Section 262 of the DGCL) will be converted into the right to receive, without interest, an amount in cash (the "Merger Consideration") equal to the Offer Price.

    At the Effective Time each share of common stock, par value $1.00 per share, of Purchaser, issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of Purchaser or the holders of such shares, be converted into one share of common stock of the Surviving Corporation.

    The Merger Agreement provides that the Dissenting Shares will not be converted into or represent the right to receive the Merger Consideration. Holders of such Shares will be entitled to receive payment of the "fair value" of such Shares held by them in accordance with the provisions of Section 262 of the DGCL, except that all Dissenting Shares held by stockholders who fail to perfect or who effectively withdraw or lose their rights to dissent will thereupon be deemed to have been converted into, as of the Effective Time, the right to receive, without any interest thereon, the Merger Consideration, upon surrender of the certificate or certificates that formerly evidenced such Shares.

    The Merger Agreement contemplates that the certificate of incorporation of the Surviving Corporation, which will be the Restated Certificate of Incorporation of the Company, shall be amended to provide that the authorized capital of the Surviving Corporation shall be 1,000 shares of common stock, par value $.01 per share.

    The Merger Agreement provides that Purchaser shall make available or cause to be made available to the paying agent appointed by Purchaser with the Company's prior approval (the "Paying Agent") amounts sufficient in the aggregate to provide all funds necessary for the Paying Agent to make payments described above to holders of Shares issued and outstanding immediately prior to the Effective Time. Promptly after the Effective Time, the Paying Agent shall, pursuant to irrevocable instructions, make the payments provided for in the preceding sentence out of the funds deposited with the Paying Agent for such purpose. One hundred and eighty days following the Effective Time, the Surviving Corporation shall be entitled to cause the Paying Agent to deliver to it any funds (including any interest received with respect thereto) made available to the Paying Agent which have not been disbursed to holders of certificates formerly representing Shares outstanding at the Effective Time, and thereafter such holders shall be entitled to look to the Surviving Corporation only as general creditors thereof with respect to the cash payable under due surrender of their certificates. The Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent, in connection with the exchange of cash for Shares and Purchaser shall reimburse the Surviving Corporation for such charges and expenses.

    Conditions to Certain Obligations. The obligations of the Company, the Purchaser and Parent to effect the Merger are subject to the satisfaction of certain conditions set forth in the Merger Agreement, including (i) the purchase by the Purchaser (or one or more affiliates of the Purchaser) of Shares pursuant to the Offer, (ii) to the extent required by applicable law, the receipt of stockholder approval of the Merger and the Merger Agreement and (iii) there being no statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) enacted, issued, promulgated, enforced or entered by any governmental, regulatory or administrative authority, agency, tribunal commission or other entity, domestic, international or foreign, including any state insurance governmental or regulatory body and non-governmental self-regulatory organization (a "Governmental Entity"), or any court which is in effect and prohibits consummation of the Merger.

    Termination. According to its terms, the Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after any approval by the stockholders of the Company, by the mutual consent of Parent and the Company, by action of their respective Boards and Directors. In addition, the Merger Agreement may be terminated by action of the Board of Directors of either Parent or the Company if (i) the Purchaser shall have terminated the Offer without purchasing any Shares pursuant thereto; provided, in the case of termination of the Merger Agreement by Parent, such termination of the Offer is not in violation of the terms of the Offer or (ii) without fault of the terminating party, the Merger shall not have been consummated by March 31, 1996, whether or not such date is before or after any approval by the stockholders of the Company of the Merger and the Merger Agreement. The Merger Agreement may be terminated by Parent at any time prior to the Effective Time, whether before or after any approval by the stockholders of the Company, by the action of the board of directors of the Parent, if (i) the Company shall have failed to comply in any material respect with any of the covenants and agreements contained in the Merger Agreement to be complied with or performed by the Company at or prior to such date of termination or (ii) the Board of Directors of the Company or those directors of the Company who are not officers of Parent or the Company or any affiliate of either of them (the "Independent Directors") shall have withdrawn or modified in a manner adverse to Parent or the Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger or the Board of Directors of the Company or the Independent Directors, upon request by Parent, shall fail to reaffirm such approval or recommendation, or shall have resolved to do any of the foregoing. The Merger Agreement may be terminated at any time prior to the Effective Time, before or after any approval by the stockholders of the Company, by action of the Board of Directors of the Company, if Parent or the Purchaser shall (i) have failed to comply in any material respect with any of the covenants or agreements contained in the Merger Agreement to be complied with or performed by Parent or the Purchaser at or prior to such date of termination or (ii) shall have failed to commence the Offer within the time required by the Merger Agreement.

    Subject to the applicable provisions of the DGCL, the Merger Agreement may be amended by action taken by the Company, Parent and the Purchaser at any time prior to the Effective Time.

    Certain Covenants of the Parties. The Purchaser has agreed in the Merger Agreement that it will not, without the prior written consent of the Company, decrease the price per Share or change the form of consideration payable in the Offer, decrease the number of Shares sought or change the conditions to the Offer. Also, the Purchaser shall not terminate or withdraw the Offer or extend the Expiration Date unless at the Expiration Date the conditions set forth in "THE OFFER -- 13. Certain Conditions of the Offer" have not been satisfied or waived.

    If the Purchaser or Parent or any direct or indirect subsidiary of Parent shall have purchased any Shares pursuant to the Offer, the Merger Agreement provides that the Company shall take all necessary action to enter into a supplemental indenture prior to the Effective Time with the Trustee (as defined in the Debentures) pursuant to the Indenture, to provide, among other things, that on and after the Effective Time the Debentures will be convertible only into the right to receive an amount of cash, without interest, equal to the Offer Price.

    The Merger Agreement also provides that prior to the Effective Time, the Company shall take such actions as may be necessary such that at the Effective Time each stock option outstanding pursuant to the Company Stock and Option Plans (an "Option"), whether or not then vested, shall be cancelled and only entitle the holder thereof, upon surrender thereof, to receive an amount in cash equal to the difference between the Offer Price and the exercise price per Share of such Option, multiplied by the number of Shares previously subject to such Option.

    The Merger Agreement provides that for six years after the Effective Time, the Surviving Corporation shall maintain the Company's existing directors' and officers' liability insurance or equivalent liability insurance ("D&O Insurance") so long as the annual premium therefor is not in excess of the last annual premium paid prior to the date of the Merger Agreement (the "Current Premium"); provided, however, if the existing D&O Insurance expires, is terminated or canceled during such six-year period, the Surviving Corporation will use its best efforts to obtain as much D&O Insurance as can be obtained for the remainder of such period for a premium not in excess (on an annualized basis) of 200 percent of the Current Premium. In lieu of the insurance arrangement described above, the Company may, on or before the expiration of the Offer, enter into alternative insurance arrangements, provided that such arrangements are approved by the Independent Directors and Parent. The Merger Agreement also provides that, from and after the Effective Time, Parent and the Surviving Corporation will indemnify and hold harmless each present and former director and/or officer of the Company, determined as of the Effective Time (the "Indemnified Parties") that is made a party or threatened to be made a party to any threatened, pending or completed, action, suit, proceeding or claim, whether civil, criminal, administrative or investigative, by reason of the fact that he or she was a director or officer of the Company or any subsidiary of the Company prior to the Effective Time and arising out of actions or omissions of the Indemnified Party in any such capacity occurring at or prior to the Effective Time (a "Claim") against any costs or expenses (including reasonable attorneys' fees), judgments, fines, amounts paid in settlement pursuant to the provisions of the Merger Agreement described in the next succeeding paragraph, losses, claims, damages or liabilities (collectively, "Costs") reasonably incurred in connection with any Claim, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under Delaware law. The Merger Agreement further provides that the Surviving Corporation and Purchaser shall also advance expenses (including attorneys' fees), as incurred by the Indemnified Party to the fullest extent permitted under applicable law provided such Indemnified Party provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification.

    Pursuant to the Merger Agreement, upon learning of any Claim described in the preceding paragraph, such Indemnified Party shall promptly notify the Surviving Corporation and Parent thereof. In the event of any such Claim (whether arising before or after the Effective Time), (i) Parent or the Surviving Corporation shall have the right to assume the defense thereof and Parent shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Parent or the Surviving Corporation elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between Parent or the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Parent or the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that the Surviving Corporation and Parent shall be obligated pursuant to the Merger Agreement (b) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest, (ii) the Indemnified Parties will cooperate in the defense of any such matter and (iii) Parent shall not be liable for any settlement effected without its prior written consent; and provided further that the Surviving Corporation and Parent, respectively, shall not have any obligation under the Merger Agreement to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and non-appealable, that the indemnification of such Indemnified Party in the manner contemplated by the Merger Agreement is prohibited by applicable law. If such indemnity is not available with respect to any Indemnified Party, then the Surviving Corporation and the Indemnified Party shall contribute to the amount payable in such proportion as is appropriate to reflect relative faults and benefits.

    The Merger Agreement further provides that if a claim for indemnification or advancement under the Merger Agreement is not paid in full by the Surviving Corporation or Parent within thirty days after a written claim therefor has been received by the Surviving Corporation or Parent, the Indemnified Party may any time thereafter bring suit against the Surviving Corporation or Purchaser to recover the unpaid amount of the claim and, if successful in whole or in part, the Indemnified Party shall be entitled to be paid also the expense of prosecuting such claims. Under the terms of the Merger Agreement, neither the failure of the Surviving Corporation or Purchaser (including their Boards of Directors, independent legal counsel or shareholders) to have made a determination prior to the commencement of such suit that indemnification of the Indemnified Party is proper in the circumstances because he or she has met the applicable standard of conduct, nor an actual determination by the Surviving Corporation or Parent (including their boards of directors, independent legal counsel, or shareholders) that the Indemnified Party has not met such applicable standard of conduct, shall be a defense to the suit or create a presumption that the Indemnified Party has not met the applicable standard of conduct.

    The Merger Agreement also provides that no amendment to the Certificate of Incorporation or By-laws of the Surviving Corporation shall reduce in any way the elimination of personal liability of the directors of the Company contained therein or adversely affect any then existing right of any director or officer (or former director or officer) to be indemnified with respect to acts, omissions or events occurring prior to the Effective Time.

    In the Merger Agreement, the Company has agreed that its Board of Directors and a majority of the Independent Directors will recommend acceptance of the Offer to the Company's stockholders and will file with the Commission contemporaneously with the commencement of the Offer, and mail to its stockholders, a Solicitation/Recommendation Statement on Schedule 14D-9 containing the unanimous recommendation of the Company's Board of Directors and the Independent Directors that the Company's stockholders accept the Offer. The Merger Agreement also provides that if the Company's Board of Directors determines that its fiduciary duties require it to amend or withdraw its recommendation, such amendment or withdrawal shall not constitute a breach of the Merger Agreement.

    The Merger Agreement also contains certain other restrictions as to the conduct of business by the Company pending the Merger, as well as representations and warranties of each of the parties customary in transactions of this kind.

    The foregoing description of the Merger Agreement is qualified in its entirety by reference to the text of the Merger Agreement, a copy of which has been filed as an exhibit to the Schedule 14D-1 and to the Schedule 13E-3 and may be obtained in the manner described in "THE OFFER -- 8. Certain Information Concerning the Company". The foregoing description of the Merger Agreement is qualified in its entirety by reference to that document.

    If the Minimum Tender Condition is satisfied, Parent directly or indirectly will hold 90% or more of the outstanding Shares, and Parent intends to contribute its Shares to the Purchaser and cause the Purchaser to effect the Merger without a vote of the Company's stockholders pursuant to the

"short-form" merger provisions of the DGCL. As the Purchaser already owns 14,547,756 of the 18,170,971 total outstanding Shares, assuming no additional Shares are issued after November 2, 1995, the Purchaser will need to purchase pursuant to its Offer a minimum of 1,806,118 of the Shares in order to satisfy the Minimum Tender Condition. However, if the Purchaser were to waive the Minimum Tender Condition, resulting in the Purchaser and Parent holding less than 90% of the outstanding Shares, then the Merger would have to be approved by the Company's Board of Directors and by the Company's stockholders. Under the DGCL, the vote of the holders of a majority of the outstanding Shares would be required to approve the Merger under such circumstances. Since Parent currently owns more than a majority of the outstanding Shares, Parent will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholders of the Company, and Parent intends to do so.

    APPRAISAL RIGHTS. Holders of Shares do not have appraisal rights as a result of the Offer. After the Offer is consummated, the Purchaser anticipates that the Shares will cease to be listed or traded on the NYSE. In connection with the Merger, even if the Merger is consummated pursuant to the short-form merger provisions discussed above, holders of the Shares will have certain rights under the DGCL to dissent and demand appraisal of, and payment in cash for the fair value of, their Shares. Such rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from accomplishment or expectation of the Merger) required to be paid in cash, plus a payment in cash of a fair rate of interest from the date of consummation of the Merger, to such dissenting holders for their Shares. Any such judicial determination of the fair value of Shares would take into account all relevant factors and could, accordingly, be based upon considerations other than or in addition to the price paid in the Offer and the Merger and the market value of the Shares, asset values, earning capacity and the investment value of the Shares. The value so determined could be more or less than the purchase price per Share pursuant to the Offer or the consideration per Share to be paid in the Merger. The costs of appraisal litigation (including fees of counsel and experts retained by the parties) will be taxed upon the parties, or either of them, in such manner as appears equitable to the court. See "SCHEDULE II -- Appraisal Rights of Dissenting Stockholders under Delaware Law" attached hereto for a summary of appraisal rights under the DGCL.

    The Purchaser does not intend to object, assuming the proper procedures are followed, to the exercise by any other stockholder of such stockholder's appraisal rights and who demands appraisal of, and payment in cash for the fair value of, such stockholder's Shares, even if the Shares are not delisted prior to the consummation of the Merger. However, Parent intends to cause the Company, as the surviving corporation in the Merger, to argue in any appraisal proceeding that, for the purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer and the Merger.

    THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING STOCKHOLDERS DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE ANY AVAILABLE DISSENTERS' RIGHTS. THE PRESERVATION AND EXERCISE OF APPRAISAL RIGHTS ARE CONDITIONED ON STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF DELAWARE LAW.

    Effect on the Debentures. Under the terms of the Indenture, in the event of a Repurchase Event (which would occur in the event that Parent directly or indirectly owns, after giving effect to the purchase of Shares pursuant to the Offer or the acquisition of Shares pursuant to the Merger, in excess of 90% of the outstanding Shares), the holders of the Debentures shall have the right to require the Company to repurchase the Debentures at a repurchase price equal to 100% of the principal amount thereof together with accrued and unpaid interest to the date of such repurchase (the "Repurchase Price"), which date shall be 45 days after the date on which the Company notifies the holders of the Debentures of such Repurchase Event. In addition, in the event the Merger is consummated, the holders of the Debentures will be entitled to convert the Debentures into the right to receive the consideration receivable upon the Merger by a holder of the number of Shares into which such Debentures could have been converted immediately prior to the Merger. In light of the current conversion price at which the Debentures may be converted into Shares, holders of Debentures would receive a greater cash amount in the event they elected to require the Company to repurchase their Debentures at the Repurchase Price than they would if they elected to convert their Debentures into the right to receive the merger consideration in respect of the Shares into which such Debentures could have been converted immediately prior to the Merger. Therefore, the Purchaser expects that substantially all of the holders of the Debentures would elect to require the Company to repurchase their Debentures at the Repurchase Price.

    Plans for the Company. Except as otherwise set forth in this Offer to Purchase, it is expected that, initially following the Merger, the business and operations of the Company will be continued substantially as they are currently being conducted.

12. SOURCE AND AMOUNT OF FUNDS.

    The Purchaser estimates that the total amount of funds required to purchase 100% of the outstanding Shares pursuant to the Offer and the Merger and to pay related fees and expenses will be approximately $61,500,000. See "THE
OFFER -- 16. Fees and Expenses" for additional information as to the fees and expenses payable by the Purchaser. The Purchaser will obtain these funds as capital contributions from Parent's existing working capital.

13. CERTAIN CONDITIONS OF THE OFFER.

    Notwithstanding any other provision of the Offer, the Purchaser shall not be obligated to accept for payment any Shares or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or payment for, any tendered Shares unless the Minimum Tender Condition shall have been satisfied or waived or, if on or after November 2, 1995, and at or before the time of payment for any of such Shares (whether or not any Shares have theretofore been accepted for payment or paid for pursuant to the Offer), any of the following events shall occur:

        (a) there shall be any statute, rule, regulation, judgment, injunction or other order, enacted, promulgated, entered, enforced or deemed applicable to the Offer or the Merger or any other action shall have been taken by any Governmental Entity, or any other person, domestic, supranational or foreign
    (i) challenging the legality of the acquisition by the Purchaser of the Shares; (ii) restraining, delaying or prohibiting the making or consummation of the Offer or the Merger or obtaining from the Company, Parent or the Purchaser any damages in connection therewith; (iii) relating to assets of, or prohibiting or limiting the ownership or operation by Parent or the Purchaser of all or any portion of the business or assets of, the Company, Parent or the Purchaser (including the business or assets of their respective affiliates and subsidiaries) or imposing any limitation on the ability of Parent or the Purchaser to conduct such business or own such assets; (iv) imposing limitations on the ability of Parent or the Purchaser (or any affiliate of Parent or the Purchaser) to acquire or hold or to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by them on all matters properly presented to the stockholders of the Company or (v) having a substantial likelihood of any of the foregoing;

        (b) there shall have occurred (i) any general suspension of, or limitation on times or prices for, trading in securities on any national securities exchange or in the over-the-counter market in the United States or France or (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or France (whether or not mandatory);

        (c) the Company shall have breached or failed to perform in any material respect any of its covenants, obligations or agreements under the Merger Agreement or any representation or warranty of the Company set forth in the Merger Agreement shall have been inaccurate or incomplete in any material respect when made or thereafter shall become inaccurate or incomplete in any material respect;

        (d) any change, including, without limitation, any change arising out of or related to any natural disaster (including hurricanes and earthquakes), shall have occurred or been threatened or become known (or any condition, event or development shall have occurred or been threatened or become known involving a prospective change) in the business, properties, assets, liabilities, condition (financial or otherwise), or results of operations of the Company or any of its subsidiaries that could reasonably be expected to be materially adverse to the Company and its subsidiaries taken as a whole;

        (e) all consents, registrations, approvals, permits, authorizations, notices, reports or other filings required to be made or obtained by the Company, Parent, the Purchaser or any stockholder of Parent with or from any Governmental Entity in connection with the Offer and the Merger shall not have been made or obtained except where the failure to make or to obtain, as the case may be, such consents, registrations, approvals, permits, authorizations, notices, reports or other filings could not reasonably be expected to have a material adverse effect on the condition (financial or otherwise), properties, assets, liabilities, business or results of operations of the Company and its subsidiaries taken as a whole;

        (f) the Special Committee shall have adversely amended or modified or shall have withdrawn its recommendation of the Offer or the Merger, or shall have failed to publicly reconfirm such recommendation upon request by Parent or the Purchaser, or shall have resolved to do any of the foregoing; or

        (g) the Merger Agreement shall have been terminated in accordance with its terms or the Purchaser shall have reached an agreement or understanding with the Special Committee providing for termination of the Offer which, in the reasonable judgment of the Purchaser with respect to each and every matter referred to above, and regardless of the circumstances (including any action or inaction by the Purchaser, Parent or any affiliate of Parent) giving rise to any such condition, makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment.

    The foregoing conditions are for the sole benefit of the Purchaser and may be asserted by the Purchaser regardless of the circumstances (including any action or inaction by the Purchaser, Parent or any affiliate of Parent) giving rise to any such conditions or may be waived by the Purchaser in whole or in part at any time and from time to time in its sole discretion. The failure by the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Purchaser concerning the events described above will be final and binding on all holders of the Shares.

14. DIVIDENDS AND DISTRIBUTIONS.

    If, on or after the date hereof, the Company should (a) split, combine or otherwise change the Shares or its capitalization, (b) acquire Shares or otherwise cause a reduction in the number of outstanding Shares, (c) issue or sell additional Shares (other than the issuance of Shares reserved for issuance as of the date of this Offer to Purchase under employee stock option and restricted stock option plans in accordance with their terms, in effect and publicly disclosed as of the date of this Offer to Purchase), shares of any other class of capital stock, other voting securities or any securities convertible into or exchangeable for, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing or (d) disclose that it has taken any such action, then without prejudice to the Purchaser's rights under the provisions of "THE OFFER -- 13. Certain Conditions of the Offer", the Purchaser, in its sole discretion, may make such adjustments as it deems appropriate in the Offer and Merger consideration and other terms of the Offer and Merger, including, without limitation, the number or type of securities offered to be purchased.

    If, on or after the date hereof, the Company should declare or pay any cash dividend on the Shares or make any other distribution on the Shares (other than regular quarterly cash dividends on the Shares), or issue with respect to the Shares any additional Shares, shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, payable or distributable to stockholders of record on a date prior to the transfer of the Shares purchased pursuant to the Offer to the name of the Purchaser or its nominees or transferees on the Company's stock transfer records, then, subject to the provisions of "THE OFFER -- 13. Certain Conditions of the Offer" below,
(a) the price payable by the Purchaser pursuant to the Offer and Merger may, in the sole discretion of the Purchaser, be reduced by the amount of any such cash dividend or distribution and (b) the whole of any such non-cash dividend, distribution or issuance to be received by the tendering stockholders will (i) be received and held by the tendering stockholders for the account of the Purchaser and will be required to be promptly remitted and transferred by each tendering stockholder to the Depositary for the account of the Purchaser, accompanied by appropriate documentation of transfer, or (ii) at the direction of the Purchaser, be exercised for the benefit of the Purchaser, in which case the proceeds of such exercise will promptly be remitted to the Purchaser. Pending such remittance and subject to applicable law, the Purchaser will be entitled to all rights and privileges as owner of any such non-cash dividend, distribution, issuance proceeds or rights and may withhold the entire purchase price or deduct from the purchase price the amount or value thereof, as determined by the Purchaser in its sole discretion.

    Cash dividends of the Company's reinsurance subsidiaries may be paid only out of their statutory earned surplus. For the Operating Subsidiaries domiciled in New York (which, at December 31, 1994, represented approximately 89% of the Company's statutory surplus), the payment of dividends is subject to statutory restrictions imposed by New York insurance law. Generally, the maximum amount of dividends that may be paid in any twelve month period without the prior approval of the relevant authorities is the lesser of net investment income and 10% of statutory surplus, as such terms are defined for the purposes of New York insurance law.

15. CERTAIN LEGAL MATTERS.

    GENERAL. Except as otherwise disclosed herein, based upon an examination of publicly available filings with respect to the Company, neither the Purchaser nor Parent is aware of any licenses or other regulatory permits which appear to be material to the business of the Company and which might be adversely affected by the acquisition of Shares by the Purchaser pursuant to the Offer or by the Merger or of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of Shares by the Purchaser pursuant to the Offer or by the Merger. Should any such approval or other action be required, it is currently contemplated that such approval or action would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions or that adverse consequences might not result to the Company's, Parent's or Purchaser's business or that certain parts of the Company's, Parent's or Purchaser's business might not have to be disposed of in the event that such approvals were not obtained or such other actions were not taken, any of which could cause the Purchaser to elect to terminate the Offer without the purchase of the Shares thereunder. The

Purchaser's obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions. See "THE OFFER -- 13. Certain Conditions of the Offer".

    STATE TAKEOVER LAWS. A number of states have adopted laws and regulations applicable to offers to acquire securities of corporations which are incorporated in such states and/or which have substantial assets, stockholders, principal executive offices or principal places of business therein. In Edgar v. MITE Corporation, the Supreme Court of the United States held that the Illinois Business Takeover Statute, which made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and was therefore unconstitutional. In CTS Corporation v. Dynamics Corporation of America, the Supreme Court held that as a matter of corporate law, and in particular, those laws concerning corporate governance, a state may constitutionally disqualify an acquiror of "Control Shares" (ones representing ownership in excess of certain voting power thresholds e.g. 20%, 33 1/3% or 50%) of a corporation incorporated in its state and meeting certain other jurisdictional requirements from exercising voting power with respect to those shares without the approval of a majority of the disinterested stockholders.

    The Purchaser has not currently complied with any state takeover laws. The Purchaser reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that one or more state takeover laws applies to the Offer or the Merger and it is not determined by an appropriate court that such act or acts do not apply or are invalid as applied to the Offer or the Merger, the Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, the Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, the Purchaser may not be obligated to accept for payment any Shares tendered.

    INSURANCE REGULATORY REQUIREMENTS AND APPROVALS. The Company's Operating Subsidiaries are domiciled or "commercially domiciled" for insurance regulatory purposes in the States of New York, Maryland and California and are accordingly subject to the insurance laws and regulations of such states. The Company also has an indirect minority interest in a reinsurance company domiciled in the State of Vermont (together with New York, Maryland and California, the "Domiciliary States"). Under the insurance laws and regulations of the Domiciliary States, transactions involving the acquisition of control of a domestic insurer, as well as certain transactions involving an insurance holding company such as the Company, are generally subject to the prior approval of insurance regulators in each such state. In particular, the acquisition of outstanding Shares of the Company sufficient to satisfy the Minimum Tender Condition, as well as the consummation of the Merger, may be subject to such prior approvals. In light of the fact that Parent already owns approximately 80% of the Company's outstanding common stock and accordingly already "controls" the Company and its insurance company Subsidiaries for purposes of applicable insurance laws. However, Parent has sought confirmation from insurance regulators in the Domiciliary States to the effect that no additional insurance regulatory filings, notifications or approvals would be required in connection with the acquisition of additional Shares or the consummation of the Merger. Based on discussions with such regulators to date, Parent believes that no such filings, notifications or approvals will be required, although there can be no assurances in this regard.

    CERTAIN LITIGATION. Between September 27 and October 2, 1995 the following actions (the "Underlying Actions") were commenced in the Court of Chancery of the State of Delaware in and for New Castle County (the "Court"):

    Howard Sande Feldman, Custodian for Jan
      Sharona Feldman, UGMA v. Jacques P.
      Blandeau [sic], et al.,
      C.A. No. 14577

    Crandon Capital Partners v. Jacques P.
      Blondeau, et al.,
      C.A. No. 14579

    Daniel Bruno v. Scor U.S. Corporation,
      et al., C.A. No. 14582

    Jay Baxt v. Jacques P. Blandeau [sic],
      et al.,
      C.A. No. 14585

    Kalter and Kaplan Profit Sharing Plan--
      Keogh F/B/O Ivan Kalter v. Jacques
      P. Blondeau, et al.,
      C.A. No. 14589.

    The complaints in the Underlying Actions alleged, among other things, (i) Parent's proposal was the product of unfair dealing inasmuch as defendants possess non-public information concerning the financial condition and prospects of the Company, (ii) Parent's proposed offer price of $14.00 cash per Share to be paid to the putative class members was inadequate and unfair, and (iii) the conduct of defendants constituted self-dealing in violation of their fiduciary duties to the putative class members.

    On October 25, 1995, a motion was served in each of the Underlying Actions, seeking an order (1) consolidating the Underlying Actions for all purposes, (2) designating the complaint in action No. 14577 as the complaint in the Consolidated Action, and (3) designating the law firms of Bernstein Litowitz Berger & Grossmann; Wechsler Harwood Halebian & Feffer LLP; and Wolf Popper Ross Wolf & Jones, L.L.P. as plaintiffs' co-lead counsel and the law firms of Chimicles, Jacobsen & Tikellis and Rosenthal, Monhait, Gross & Goddess, P.A. as plaintiffs' Delaware co-liaison counsel.

    Copies of the complaints filed in the Underlying Actions are filed as exhibits to the Schedule 14D-1 and the Schedule 13E-3, may be obtained in the manner described in "THE OFFER -- 8. Certain Information Concerning the Company" and are incorporated herein by reference.

    The foregoing description of the action is qualified in its entirety by reference to such exhibit.

    On November 1, 1995, representatives of counsel to the plaintiffs in the shareholder actions agreed with representatives of Parent's United States legal counsel that they were prepared to negotiate a setlement if a price per Share of $15.25 were offered to the Company's stockholders.

    An agreement in principle has been reached with plaintiffs' counsel to settle the litigation based on Purchaser's increase of the Offer Price to $15.25. This settlement is subject to approval of the Court and confirmatory discovery.

    The defendants have denied, and continue to deny, that they have committed or have threatened to commit any violation of law or breaches of duty to the plaintiffs or the putative class. The defendants have agreed to the proposed settlement because such settlement would eliminate the burden and expense of further litigation and would facilitate the consummation of a transaction that they believe to be in the best interests of the Company and its stockholders.

16. FEES AND EXPENSES.

    Goldman, Sachs & Co. are acting as Dealer Managers in connection with the Offer and Goldman Sachs has provided certain financial advisory services to Parent in connection with the Offer and the Merger. Neither Parent nor the Purchaser is paying the Dealer Managers a solicitation fee for acting as Dealer Managers.

    Pursuant to a letter agreement dated September 22, 1995 (the "Engagement Letter"), Parent engaged Goldman Sachs to act as its financial advisor in connection with the possible acquisition of the outstanding Shares not currently beneficially owned directly or indirectly by Parent. Pursuant to the terms of the Engagement Letter, Parent has agreed to pay Goldman Sachs a fee of $540,000 upon execution of the Engagement Letter and, if at least 90% of the outstanding Shares, including the Shares currently beneficially owned directly or indirectly by Parent, are acquired by Parent in one or more transactions, a transaction fee of $900,000, less any fees already paid pursuant to the Engagement Letter. Parent has agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including attorney's fees and disbursements, and to indemnify Goldman Sachs against certain liabilities, including certain liabilities under the federal securities laws.

    The Purchaser and Parent have agreed to reimburse the Dealer Managers for their reasonable out-of-pocket expenses, including the fees and expenses of its counsel, for acting as Dealer Managers, and have agreed to indemnify the Dealer Managers against certain liabilities and expenses in connection with acting as Dealer Managers, including liabilities under the federal securities laws.

    Goldman Sachs and the Dealer Managers, as part of their investment banking businesses, are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. In selecting Goldman Sachs as its financial advisor (including Goldman, Sachs & Co. as Dealer Managers), Parent considered primarily the reputation of Goldman Sachs and its affiliates as an internationally recognized investment banking firm that has substantial experience in transactions similar to the Merger.

    In addition to acting as financial advisor to Parent in connection with the Offer and the Merger, Goldman Sachs and the Dealer Managers have provided certain investment banking services to the Company and Parent from time to time, including the Dealer Managers having acted as financial advisor to the Company in connection with its acquisition of Rockleigh in 1990, acting as dealer in the Company's commercial paper program since 1991 and having acted as lead manager in the placement of the Debentures in 1993, and may provide investment banking services to the Company, the Purchaser and/or Parent in the future.

    Goldman Sachs provides a full range of financial, advisory and brokerage services and in the course of its normal trading activities may from time to time effect transactions and hold positions in the securities or options on securities of the Company and/or Parent for its own account and for the account of customers. As of the date hereof, Goldman Sachs holds for its own account $90,000 in principal amount of the Debentures.

    The Purchaser has also retained D.F. King & Co., Inc. to act as the Information Agent in connection with the Offer and the Merger. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer and the Merger to beneficial owners of Shares. The Information Agent will receive $7,000 for such services, plus, in the event the Purchaser extends the term of the Offer, an additional fee of $1,000 for each such extension, plus reimbursement of out-of-pocket expenses and the Purchaser will indemnify the Information Agent against certain liabilities and expenses in connection with the Offer and the Merger, including liabilities under the federal securities laws.

    The Purchaser will pay the Depositary reasonable and customary compensation for its services in connection with the Offer and the Merger, plus reimbursement for out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws. Brokers, dealers, commercial banks and trust companies will be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their customers.

    In addition to the fees set forth above, the Purchaser has paid, or will be responsible for paying, the following fees and expenses: filing fees $14,000; legal fees and expenses $250,000; and printing and miscellaneous $175,000.

17. MISCELLANEOUS.

    The Offer is made solely by the Offer to Purchase and the Letter of Transmittal and any amendments or supplements thereto. The Purchaser is not aware of any state where the making of the Offer is prohibited by the administrative or judicial action pursuant to any valid state statute. If the Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, the Purchaser will make a good faith effort to comply with such statute. If, after such good faith effort, the Purchaser cannot comply with such statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state.

    To the extent the Purchaser becomes aware of any law that would limit the class of offerees in the Offer, the Purchaser will amend the Offer and, depending on the timing of such amendment, if any, will extend the Offer to provide adequate dissemination of such information to holders of Shares prior to the expiration of the Offer.

    In those jurisdictions where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

    No person has been authorized to give any information or make any representation on behalf of the Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

    The Purchaser has filed with the Commission a Schedule 14D-1, together with exhibits, pursuant to Rule 14d-3 under the Exchange Act and a Schedule 13E-3, together with exhibits, pursuant to Rule 13e-3 under the Exchange Act, furnishing certain additional information with respect to the Offer. Such Schedules and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the Commission in the manner set forth in "THE OFFER -- 8. Certain Information Concerning the Company" (except that they will not be available at the regional offices of the Commission).

                                          SCOR Merger Sub Corporation

November 9, 1995.

                                   SCHEDULE I
          DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND THE PURCHASER

    The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each director and executive officer of Parent and the Purchaser. Each such person is a citizen of France, unless otherwise indicated. Unless otherwise indicated, the address of each such person is Immeuble SCOR, 1, Avenue du President Wilson, Puteaux, 92074 Paris La Defense Cedex, France.

PARENT

          NAME AND BUSINESS ADDRESS                      PRINCIPAL OCCUPATION AND
                (IF REQUIRED)                          FIVE YEAR EMPLOYMENT HISTORY
          -------------------------                    ----------------------------
1. DIRECTORS OF PARENT:
Jacques Blondeau.............................  CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                               Mr. Blondeau was President and Chief
                                               Operating Officer of Parent from 1991 through
                                               1992. In January 1993, Mr. Blondeau became
                                               General Manager of Parent and in September
                                               1994, he became Chairman and Chief Executive
                                               Officer of Parent.
Didier Pfeiffer..............................  VICE CHAIRMAN; VICE CHAIRMAN AND
  9, Place Vendome                             PRESIDENT, UNION DES ASSURANCES DE PARIS
  75001 Paris, France                          Mr. Pfeiffer has been Vice Chairman and
                                               President of Union des Assurances de Paris
                                               since 1984.
Jean-Jacques Bonnaud.........................  DIRECTOR; CHAIRMAN AND CHIEF EXECUTIVE
  2, rue Pillet-Will                           OFFICER, GROUPE DES ASSURANCES
  75448 Paris Cedex 09, France                 NATIONALES
                                               From 1991 to June 1994 Mr. Bonnaud was
                                               President of Groupe des Assurances Nationales
                                               and since July 1994 he has been Chairman and
                                               Chief Executive Officer of Groupe des
                                               Assurances Nationales.
Regis Bouche.................................  DIRECTOR; CHAIRMAN, CAISSE CENTRALE DES
  8-10 rue d'Astorg                            MUTUELLES AGRICOLE
  75008 Paris, France                          From 1991 to September 12, 1994, Mr. Bouche
                                               was Vice Chairman of Caisse Centrale des
                                               Mutuelles Agricole and on September 12, 1994
                                               he became Chairman of Centrale des Mutuelles
                                               Agricole.
Louis Chodron de Courcel.....................  DIRECTOR; SENIOR VICE PRESIDENT,
  1-3 rue Laffitte                             BANQUE NATIONALE DE PARIS
  75009 Paris, France                          From 1991 to 1993 Mr. Chodron de Courcel was
                                               Directeur Central of Banque Nationale de
                                               Paris and since then has been Senior Vice
                                               President of Banque Nationale de Paris.
Pierre Florin................................  DIRECTOR; SENIOR VICE PRESIDENT,
  La Grande Arche-Cedex 41                     AXA FRANCE
  92044 Paris La Defense, France               From 1990 to 1991 Mr. Florin was a Manager at
                                               AXA France. From 1992 to 1994 Mr. Florin was
                                               Senior Vice President of Union Europe. Mr.
                                               Florin became Senior Vice President of AXA
                                               France at the beginning of 1995.

          NAME AND BUSINESS ADDRESS                      PRINCIPAL OCCUPATION AND
                (IF REQUIRED)                          FIVE YEAR EMPLOYMENT HISTORY
          -------------------------                    ----------------------------
Thierry Fouquet..............................  DIRECTOR
                                               Mr. Fouquet has occupied the position of
                                               Executive with Parent since 1990.
Pierre Labadie...............................  DIRECTOR; CHAIRMAN OF THE MANAGEMENT
  Tour Voltaire-Cedex 58                       BOARD, UAP INTERNATIONAL
  1 Place des Degres                           From 1991 to September 1993 Mr. Labadie was a
  92059 Paris La Defense, France               Member of the Management Board of UAP
                                               International and since October 1993 he has
                                               been Chairman of the Management Board of UAP
                                               International.
Jean Louis Meunier...........................  DIRECTOR; CHAIRMAN OF THE MANAGEMENT
  Tour Assur-Cedex 14                          BOARDS OF UNION DES ASSURANCES DE PARIS
  92038 Paris La Defense, France               AND UAP INCENDIE ACCIDENTS ET UAP VIE
                                               From 1991 to 1994 Mr. Meunier General Manager
                                               in charge of life and non-life insurance at
                                               Union dex Assurances de Paris and UAP
                                               Incendie Accidents et UAP Vie. Since May 1994
                                               Mr. Meunier has been Chairman of the
                                               Management Boards of Union des Assurances de
                                               Paris and UAP Incendie Accidents et UAP Vie.
Roger Papaz..................................  DIRECTOR; DIRECTOR, ASSURANCES GENERALES
  87, rue de Richelieu                         DE FRANCE
  75002 Paris, France                          Mr. Papaz has been a Director and Honorary
                                               General Manager of Assurances Generales de
                                               France since 1991.
Patrick Peugeot..............................  DIRECTOR; HONORARY CHAIRMAN AND
  22, Boulevard Malesherbes                    PRESIDENT LA MONDIALE
  75008 Paris, France                          From 1991 to August Mr. Peugeot was Chairman
                                               and Chief Executive Officer of Parent. In
                                               September 1994 Mr. Peugeot became Vice
                                               Chairman and President of La Mondiale.
Luc Rouge....................................  DIRECTOR
                                               Mr. Rouge has occupied the position of
                                               Executive with SCOR Reassurances since 1973.
Alexis Ruset.................................  DIRECTOR; CHAIRMAN AND CHIEF EXECUTIVE
31, rue de Courcelles                          OFFICER, CAISSE CENTRALE DE REASSURANCE
  75008 Paris, France                          Mr. Ruset has been Chairman and Chief
                                               Executive Officer of Caisse Centrale de
                                               Reassurance since 1991.
Jacques Vandier..............................  DIRECTOR; CHAIRMAN, M.A.C.I.F.
  2-4 rue de Pied de Fond                      Mr. Vandier has been Chairman of M.A.C.I.F.
  79037 Niort Cedex, France                    since 1991.

          NAME AND BUSINESS ADDRESS                      PRINCIPAL OCCUPATION AND
                (IF REQUIRED)                          FIVE YEAR EMPLOYMENT HISTORY
          -------------------------                    ----------------------------
2. EXECUTIVE OFFICERS OF PARENT:
Serge Osouf..................................  GROUP GENERAL MANAGER
                                               From 1991 to March 1993, Mr. Osouf was
                                               General Manager of Parent. In April 1993 Mr.
                                               Osouf became Parent's Managing Director and
                                               President-Reinsurance Operations and since
                                               September 1994 he has been Group General
                                               Manager of Parent.
Francois Reach...............................  DEPUTY GROUP GENERAL MANAGER;
                                               CHAIRMAN AND CHIEF EXECUTIVE OFFICER,
                                               REAFIN
                                               From 1991 to September 1994, Mr. Reach was
                                               President of REAFIN and in October 1994 he
                                               became Chairman and Chief Executive Officer
                                               of REAFIN. Since September 1994, Mr. Reach
                                               has also occupied the position of Deputy
                                               Group General Manager with Parent.
Pierre-Denis Champvillard....................  DEPUTY GROUP GENERAL MANAGER;
                                               GENERAL MANAGER, SCOR REASSURANCE
                                               From 1991 to February 1993 Mr. Champvillard
                                               was General Manager of SCOR Vie. In March
                                               1993 Mr. Champvillard became General Manager
                                               of SCOR Reassurance and since September 1994
                                               he has also occupied the position of Deputy
                                               Group General Manager with Parent.
Michel Laparra...............................  GROUP GENERAL CONTROLLER
                                               From 1991 to 1992 Mr. Laparra was Vice
                                               Chairman of Abeille Reassurances and from
                                               1992 to August 1995 he was Chairman of
                                               Abeille Reassurances. In September 1995 Mr.
                                               Laparra became Group General Controller of
                                               Parent.
DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER

                                                         PRINCIPAL OCCUPATION AND
                    NAME                               FIVE YEAR EMPLOYMENT HISTORY
                    ----                               ----------------------------
Jacques Blondeau.............................  PRESIDENT AND DIRECTOR
                                               Mr. Blondeau was President and Chief
                                               Operating Officer of Parent from 1991 through
                                               1992. In January 1993, Mr. Blondeau became
                                               General Manager of Parent and in September
                                               1994, he became Chairman and Chief Executive
                                               Officer of Parent.

Serge Osouf..................................  VICE PRESIDENT--TREASURER AND DIRECTOR
                                               From 1991 to March 1993, Mr. Osouf was
                                               General Manager of Parent. In April 1993 Mr.
                                               Osouf became Parent's Managing Director and
                                               President-Reinsurance Operations and since
                                               September 1994 he has been Group General
                                               Manager of Parent.

Jean Alisse..................................  VICE PRESIDENT--SECRETARY AND DIRECTOR
                                               Mr. Alisse has been Vice President and
                                               General Counsel of Parent since 1991.

                                  SCHEDULE II
                  APPRAISAL RIGHTS OF DISSENTING STOCKHOLDERS
                               UNDER DELAWARE LAW

    In connection with the Merger, a stockholder may have the right to dissent from the Merger and, in lieu of receiving $15.25 net in cash per Share, to seek the "fair value" of all of such stockholder's Shares, as determined in accordance with the applicable provisions of the Delaware General Corporation Law ("DGCL"). In order to perfect such appraisal rights, a stock is required to follow the procedures set forth in Section 262 of the DGCL, as summarized below. The following discussion of the provisions of Section 262 is not intended to be a complete statement of its provisions and is qualified in its entirety by reference to the full text of that section. THE PROCEDURES SET FORTH IN SECTION 262 SHOULD BE STRICTLY COMPLIED WITH. FAILURE TO FOLLOW ANY SUCH PROCEDURES MAY RESULT IN A TERMINATION OR WAIVER OF APPRAISAL RIGHTS UNDER SECTION 262.

    Any stockholder of the Company may elect to dissent from the Merger with respect to all of the Shares registered in such stockholder's name. If the Merger is consummated pursuant to a stockholder vote, a stockholder who votes in favor of the Merger, whether in person or by proxy, shall waive such stockholder's appraisal rights. However, a stockholder is not required to vote against the Merger in order to qualify to exercise appraisal rights.

    If the Merger is to be consummated pursuant to a stockholder vote, the Company, not less than 20 days prior to the meeting of stockholders, shall notify each of its stockholders who was such on the record date for such meeting that appraisal rights are available. Any stockholder electing to exercise the appraisal rights must deliver to the Company, before the taking of the vote on the proposed Merger, a written demand for appraisal of such stockholder's Shares. Such demand must reasonably inform the Company of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's Shares. Within ten (10) days after the effective date of such Merger, the surviving or resulting corporation must notify each stockholder of each constituent corporation who has complied with Section 262(d)(1) and has not voted in favor of or consented to the Merger of the date that the Merger has become effective.

    FAILURE TO MAKE SUCH WRITTEN DEMAND SHALL CONSTITUTE A WAIVER OF THE STOCKHOLDER'S APPRAISAL RIGHTS.

    If the Merger is to be consummated pursuant to Section 228 or 253 of the DGCL, the surviving or resulting corporation, either before the effective date of such Merger or within ten (10) days thereafter, shall notify each of the stockholders entitled to appraisal rights of the effective date of such Merger and that appraisal rights are available for any or all of the Shares of the Company. The notice shall be sent by certified or registered mail, return receipt requested, addressed to the stockholder, at such stockholder's address as it appears on the records of the Company. Any stockholder entitled to appraisal rights may, within twenty (20) days after the date of mailing of the notice, demand in writing from the surviving or resulting corporation the appraisal of such stockholder's Shares. Such demand must reasonably inform the Company of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's Shares.

    FAILURE TO MAKE SUCH WRITTEN DEMAND SHALL CONSTITUTE A WAIVER OF THE STOCKHOLDER'S APPRAISAL RIGHTS.

    The written demand for appraisal must be made by or for the holder of record of Shares registered in such holder's name. Accordingly, such demand should be executed by or for such stockholder of record, fully and correctly, as such stockholder's name appears on such stockholder's stock certificates. If the stock is owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in such capacity and if the stock is owned of record by more than one person as in a joint tenancy or tenancy in common, such demand should be executed by or for all joint owners. An authorized agent, including one or two or more joint owners, may execute the demand for appraisal for a stockholder of record. However, the agent must identify the record owner or owners and expressly disclose the fact that in executing the demand he is acting as agent for the record owner.

    Within 120 days after the day of the effective date of the Merger, any stockholder who has satisfied the foregoing conditions and who is otherwise entitled to appraisal rights under Section 262, may file a petition in the Delaware court of Chancery demanding a determination of the value of the Shares held by all stockholders entitled to appraisal rights. If no such petition is filed, appraisal rights will be lost for all stockholders who had previously demanded appraisal of their shares. Stockholders seeking to exercise appraisal rights should not assume that the surviving or resulting corporation will file a petition with respect to the appraisal of the value of their shares or that the surviving or resulting corporation will initiate any negotiations with respect to the "fair value" of such shares. ACCORDINGLY, STOCKHOLDERS WHO WISH TO EXERCISE THEIR APPRAISAL RIGHTS SHOULD REGARD IT AS THEIR OBLIGATION TO TAKE ALL STEPS NECESSARY TO PERFECT THEIR APPRAISAL RIGHTS IN THE MANNER PRESCRIBED IN
SECTION 262.

    Within 120 days after the day of the effective date of the merger, any stockholder who has complied with the provisions of Section 262 is entitled, upon written request, to receive from the surviving or resulting corporation a statement setting forth the aggregate number of Shares not voted in favor of the Merger and with respect to which demands for appraisal have been received by the surviving or resulting corporation and the aggregate number of holders of such Shares. Such statement must be mailed to the stockholder within 10 days after the written request therefor is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under Section 262, whichever is later.

    If a stockholder files the petition for appraisal in a timely manner, the surviving or resulting corporation must file, within 20 days of service of the stockholders' petition, a verified list of the names and addresses of all stockholders who have demanded appraisal for their shares and with whom the surviving or resulting corporation has not reached an agreement regarding value. If the surviving or resulting corporation files a petition, it must be accompanied by a similar list. If so ordered by the Court, the Register of Chancery is required to provide notice by registered or certified mail of the hearing to stockholders shown on the list and to provide notice by publication.

    If a petition for an appraisal is timely filed, at the hearing on such petition, the Delaware Court of Chancery will determine the stockholders entitled to appraisal rights and will appraise the value of the Shares owned by such stockholders, determining its "fair value" exclusive of any element of value arising from the accomplishment or expectation of the Merger. The Court will direct payment of the fair value of such shares together with a fair rate of interest, if any, on such fair value to stockholders entitled thereto upon surrender to the surviving or resulting corporation of share certificates. Upon application of a stockholder, the Court may, in its discretion, order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal proceeding, including without limitation, reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all the shares entitled to appraisal.

    Although the Purchaser believes that the price per Share set out in the offer is fair, it cannot make any representation as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a lower, higher or equivalent value.

    Any stockholder who has duly demanded an appraisal in compliance with
Section 262 will not, after the effective date of the Merger, be entitled to vote such stockholder's Shares for any purpose nor be entitled to the payment of any dividends or other distributions on such stockholder's Shares (other than those payable to stockholders of record as of a date prior to the effective date of the Merger).

    If no petition for an appraisal is filed within the time provided, or if a stockholder delivers to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the Merger, either within 60 days or after the effective date of the Merger or, with the written approval of the surviving or resulting corporation, thereafter, then the right of such stockholder to an appraisal will cease and such stockholder shall be entitled to receive in cash, without interest, the amount to which he would have been entitled had he not demanded appraisal of such stockholder's Shares. No appraisal proceeding in the Court of Chancery will be dismissed as to any stockholder without the approval of the Court, which approval may be conditioned on such terms as the Court deems just.

    Any notice, objection, demand or other written communication required to be given to the Company by a dissenting stockholder should be delivered to the Secretary of such respective corporation at the address set forth in the
Schedule 13e-3 or should be delivered as otherwise permitted by law. Although not specifically required, it is recommended that such written communications be sent by registered or certified mail, return receipt requested.

    IN VIEW OF THE COMPLEXITY OF THESE PROVISIONS OF DELAWARE LAW, ANY STOCKHOLDER WHO IS CONSIDERING EXERCISING APPRAISAL RIGHTS SHOULD CONSULT SUCH STOCKHOLDER'S LEGAL ADVISOR.

                  [ Dillon, Read & Co. Inc. Letterhead ]


                                                        November 2, 1995

SCOR U.S. Corporation
Two World Trade Center, 23rd Floor
New York, New York 10048-0178


Attention: Special Committee of the Board of Directors

Gentlemen:

You have advised us that SCOR S.A. ("SCOR S.A.") proposes to acquire all of the publicly held outstanding common stock, par value $0.30 per share, (the "Shares") of SCOR U.S. Corporation (the "Company") not currently held by SCOR S.A. from the holders thereof (the "Selling Shareholders") at a purchase price of $15.25 per share (the "Transaction"). You have requested our opinion as to whether the consideration to be paid pursuant to the Transaction is fair to the Selling Shareholders, from a financial point of view, as of the date hereof.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to the Company;
(ii) reviewed the reported price and trading activity for the Shares of the Company; (iii) reviewed certain internal financial information and other data provided to us by the Company relating to the business and prospects of the Company, including financial projections prepared by the management of the Company; (iv) conducted discussions with members of the senior management of the Company; (v) reviewed the financial terms, to the extent publicly available, of certain acquisition transactions which we considered relevant;
(vi) reviewed publicly available financial and securities market data pertaining to certain publicly-held companies in lines of business generally comparable to those of the Company; and (vii) conducted such other financial studies, analyses and investigations, and considered such other information as we deemed necessary and appropriate.

In connection with our review, with your consent, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied upon it being complete and accurate in all material respects.
We have not been requested to and have not made an independent evaluation or appraisal of any assets or liabilities (contingent or otherwise) of the Company or any of its subsidiaries, nor have we been furnished with any such evaluation or appraisal. Further, we have assumed, with your consent, that all of the information, including the projections provided to us by the Company's management, was prepared in good faith and was reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company, and was based upon the historical performance and certain estimates and assumptions which were reasonable at the time made. In addition we have not been asked to, and do not express any opinion as to the after-tax consequences of the Transaction to any Selling Shareholder. In addition, our opinion is based on economic, monetary and market conditions existing on the date hereof.

In rendering this opinion, we are not rendering any opinion as to the value of the Company or making any recommendation to the Selling Shareholders with respect to the advisability of voting in favor of the Transaction.

Dillon, Read & Co. Inc. ("Dillon Read"), as part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwriting, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations of estate, corporate and other purposes. Dillon Read has received a fee for rendering this opinion.

This opinion is being rendered solely to the Special Committee of the Board of Directors of the Company for its use in evaluating the Transaction and is not for the benefit of, nor being rendered to, the Selling Shareholders or any other person.

Based upon and subject to the foregoing, we are of the opinion that the consideration to be received in the Transaction by the Selling Shareholders is fair to the Selling Shareholders, from a financial point of view, as of the date hereof.


                                                      Very truly yours,
                                                      DILLON, READ & CO. INC.

                                                          /s/William P. Powell

                                                      By: William P. Powell
                                                          Managing Director


                                   III-2

                                  APPENDIX A

                           INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
SCOR U.S. Corporation:

We have audited the consolidated balance sheets of SCOR U.S. Corporation and subsidiaries as of December 31, 1994 and 1993 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1994 as listed in the accompanying index of the 1994 Annual Report on Form 10-K of SCOR U.S. Corporation. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedules as listed in the accompanying index. These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SCOR U.S. Corporation and subsidiaries as of December 31, 1994 and 1993 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 2(k) to the consolidated financial statements, in 1993 the Company adopted the provisions of the Statement of Financial Accounting Standards ("SFAS") No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts," and the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and also adopted the consensus opinion regarding the Financial Accounting Standards Board's Emerging Issues Task Force regarding Issue No. 93-6, "Accounting for Multiple-Year Retrospectively-Related Contracts by Ceding and Assuming Enterprises". In 1992, the Company adopted the provisions of SFAS No. 109, "Accounting for Income Taxes", and changed its method of accounting for deferred policy acquisition costs.

New York, New York
February 2, 1995

                                         SCOR U.S. CORPORATION
                                     CONSOLIDATED BALANCE SHEETS
                                          (in thousands)

                                                                             Year Ended December 31,
                                                                                1994            1993
Assets         Investments:
               Fixed maturities:
               Available for sale, at fair value
                    (amortized cost: $596,791 and $558,882)                $ 563,656       $ 581,104
               Held to maturity, at amortized cost
                    (fair value: $22,274 and $27,109)                         22,871          24,876
               Equity securities, at fair value
                    (cost: $1,897 and $15,581)                                 1,738          18,951
               Short-term investments, at cost                                83,303          90,642
               Other long-term investments                                     1,225           1,081
                                                                             -------         -------
                                                                             672,793         716,654
               Cash                                                            4,763          17,096
               Accrued investment income                                      10,339          10,169
               Premiums receivable                                            72,018          80,319
               Reinsurance recoverable on paid losses
                    Affiliates                                                 4,399           9,498
                    Other                                                     19,356          27,329
               Reinsurance recoverable on unpaid losses
                    Affiliates                                               127,096         134,154
                    Other                                                     95,576          87,689
               Prepaid reinsurance premiums
                    Affiliates                                                10,504          14,578
                    Other                                                      8,803          11,839
               Deferred policy acquisition costs                              22,844          24,140
               Deferred Federal income tax benefits                           34,818          11,894
               Investment in affiliates                                       11,532          10,789
               Other assets                                                   48,874          37,963
                                                                           ---------       ---------
                                                                          $1,143,715      $1,194,111
                                                                           =========       =========

See notes to consolidated financial statements.

                                    SCOR U.S. CORPORATION
                                   CONSOLIDATED BALANCE SHEETS
                                         (in thousands).

                                                                      Year Ended December 31,
                                                                           1994           1993
Liabilities     Losses and loss expenses                            $   604,787    $   562,209
                Unearned premiums                                       110,082        114,376
                Funds held under reinsurance treaties
                  Affiliates                                              3,654         21,777
                  Other                                                  17,104         17,825
                Reinsurance balances payable
                  Affiliates                                             15,328         18,196
                  Other                                                  28,357         42,037
                Convertible subordinated debentures                      82,350         86,250
                Notes payable                                            20,000         20,000
                Commercial paper                                         11,310         10,721
                Other liabilities                                        11,348         10,031
                                                                        -------        -------
                                                                        904,320        903,422
                                                                        -------        -------

Stockholders'   Preferred stock, no par value, 5,000
Equity           shares authorized; no shares issued                        -0-            -0-
                Common stock, $0.30 par value,
                 50,000 shares authorized;
                 18,356 and 18,299 shares issued                          5,507          5,490
                Additional paid-in capital                              114,556        112,670
                Unrealized appreciation (depreciation)
                 of investments, net of deferred tax effect             (21,640)        16,634
                Foreign currency translation adjustment                    (414)            12
                Retained earnings                                       143,153        157,532
                Treasury stock, at cost (192 and 190 shares)             (1,767)        (1,649)
                                                                        -------        -------
                                                                        239,395        290,689
                                                                      ---------      ---------
                                                                     $1,143,715     $1,194,111
                                                                      =========      =========

See notes to consolidated financial statements.

                                       SCOR U.S. CORPORATION
                              CONSOLIDATED STATEMENTS OF OPERATIONS
                              (in thousands, except per share data)

                                                                       Year Ended December 31,
                                                                      1994       1993        1992

Revenues  Net premiums earned                                     $228,244   $236,051    $192,050
          Net investment income                                     40,990     42,044      42,880
          Net realized investment gains                                984     12,930      15,048
                                                                   -------    -------     -------
                                                                   270,218    291,025     249,978
                                                                   -------    -------     -------

Losses    Losses and loss expenses, net                            191,270    156,292     160,545
And       Commissions, net                                          59,434     61,324      55,960
Expenses  Other underwriting and
           administration expenses                                  26,009     26,420      23,918
          Other expenses                                             4,039      4,073       4,346
          Interest expense                                           8,920      8,005       4,579
                                                                   -------    -------     -------
                                                                   289,672    256,114     249,348
                                                                   -------    -------     -------
          Income (loss) from operations before Federal
           income taxes (benefit)                                  (19,454)    34,911         630
          Federal income taxes (benefit)                           (11,262)     6,983      (3,771)
                                                                   -------    -------     -------
          Income (loss) from operations                             (8,192)    27,928       4,401
          Extraordinary gain on redemption of debentures,
           net of tax                                                  351        -0-         -0-
          Cumulative effect of accounting changes, net of tax          -0-     (2,600)      2,848
                                                                   -------    -------     -------
          Net income (loss)                                        $(7,841)   $25,328      $7,249
                                                                   =======    =======     =======

See notes to consolidated financial statements.

                                       SCOR U.S. CORPORATION
                              CONSOLIDATED STATEMENTS OF OPERATIONS
                              (in thousands, except per share data)

                                                                    Year Ended December 31,
                                                              1994            1993             1992

Per Share Average common and common
Data       equivalent shares outstanding                    18,166          18,395           18,256
Primary                                                    =======         =======          =======
          Income (loss) from operations                    $ (0.45)        $  1.52          $  0.25
          Extraordinary item                                  0.02             -0-              -0-
          Cumulative effect of accounting changes              -0-           (0.14)            0.15
                                                           -------         -------          -------
          Net income (loss)                                $ (0.43)         $ 1.38          $  0.40
                                                           =======         =======          =======


Fully     Average common and common
Diluted    equivalent shares outstanding                    18,166          20,916           18,256
                                                           =======         =======          =======
          Income (loss) from operations                    $ (0.45)        $  1.45          $  0.25
          Extraordinary item                                  0.02             -0-              -0-
          Cumulative effect of accounting changes              -0-           (0.12)            0.15
                                                           -------         -------          -------
          Net income (loss)                                $ (0.43)        $  1.33          $  0.40
                                                           =======         =======          =======

                                       SCOR U.S. CORPORATION
                              CONSOLIDATED STATEMENTS OF OPERATIONS
                              (in thousands, except per share data)

                                                             Year Ended December 31,
                                                             1994         1993         1992

Pro-      Pro-forma amounts assuming
forma       retroactive application of the
            change in the method of accounting
            for multiple-year retrospectively rated
            reinsurance contracts:

          Income (loss) from operations                               $27,928       $1,801
                                                                      =======       ======
          Income (loss) from operations per share

            Primary                                                   $  1.52     $   0.10
                                                                      =======       ======
            Fully diluted                                             $  1.45     $   0.10
                                                                      =======       ======

          Net income (loss)                                           $27,928     $  4,649
                                                                      =======       ======
          Net income (loss) per share

            Primary                                                  $  1.52     $   0.25
                                                                      =======       ======
            Fully diluted                                             $  1.45     $   0.25
                                                                      =======       ======

See notes to consolidated financial statements.

                                       SCOR U.S. CORPORATION
                         CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                              (in thousands, except per share data)

                                                                             Year Ended December 31,
                                                                    1994             1993             1992

Common Stock
 Balance at beginning of year                                     $5,490           $5,453           $5,431
 Issuance of common stock                                             17               37               22
                                                                 -------          -------         --------
 Balance at end of year                                            5,507            5,490            5,453
                                                                 -------          -------         --------
Additional paid-in capital
 Balance at beginning of year                                    112,670          112,068          111,361
 Issuance of common stock                                            700            1,428              938
 Change in unpaid stock options exercised
  (shares of 55, 87 and 97)                                        1,175             (768)            (346)
 Deferred compensation                                                11              (58)             115
                                                                 -------          -------         --------
 Balance at end of year                                          114,556          112,670          112,068
                                                                 -------          -------         --------
Unrealized appreciation (depreciation)
 of investments
 Balance at beginning of year                                     16,634           11,416            5,826
 Change in unrealized appreciation                               (38,274)           5,218            5,590
                                                                 -------          -------         --------
  Balance at end of year                                         (21,640)          16,634           11,416
                                                                 -------          -------         --------
Foreign currency translation adjustment
 Balance at beginning of year                                         12              254            1,646
 Change in foreign currency translation adjustment                  (426)            (242)          (1,392)
                                                                 -------          -------         --------
 Balance at end of year                                          $  (414)         $    12         $    254
                                                                 -------          -------         --------


See notes to consolidated financial statements.

                                       SCOR U.S. CORPORATION
                         CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                               (in thousands, except per share data)

                                                                          Year Ended December 31,
                                                                    1994             1993         1992

Retained earnings
 Balance at beginning of year                                   $157,532         $138,002     $135,786
 Net income (loss)                                                (7,841)          25,328        7,249
 Dividends ($.36, $.32 and $.28 per share)                        (6,538)          (5,798)      (5,033)
                                                                 -------          -------      -------
 Balance at end of year                                          143,153          157,532      138,002
                                                                 -------          -------      -------
Treasury stock
 Balance at beginning of year                                     (1,649)          (1,077)      (1,305)
 Net (purchases) reissuance of treasury stock                       (118)            (572)         228
                                                                 -------          -------      -------
Balance at end of year                                            (1,767)          (1,649)      (1,077)
                                                                 -------          -------      -------

Total stockholders' equity at end of year                       $239,395         $290,689     $266,116
                                                                ========         ========     ========


Common stock shares
 Balance at beginning of year                                     18,299           18,176       18,105
 Issuance of common stock                                             57              123           71
                                                                 -------          -------      -------
  Balance at end of year                                          18,356           18,299       18,176
                                                                 =======          =======      =======
Treasury stock shares
 Balance at beginning of year                                        190              153          179
 Net purchases (reissuance) of treasury stock                          2               37          (26)
                                                                 -------          -------      -------
  Balance at end of year                                             192              190          153
                                                                 =======          =======      =======

See notes to consolidated financial statements.

                                       SCOR U.S. CORPORATION
                              CONSOLIDATED STATEMENTS OF CASH FLOWS
                                          (in thousands)

                                                                             Year Ended December 31,
                                                                     1994           1993             1992
Cash flows       Net income (loss)                               $(7,841)        $25,328           $7,249
from             Adjustments to reconcile net income
operating         (loss) to net cash provided by (used in)
activities        operating activities:
                   Cumulative effect of accounting
                    changes                                          -0-           2,600           (2,848)
                   Realized investment gains                        (984)        (12,930)         (15,048)
                   Changes in assets and liabilities net
                    of effects of acquisitions:
                    Accrued investment income                       (170)            403              203
                    Premium balances, net                         (8,247)        (13,732)           9,779
                    Prepaid reinsurance premiums                   7,110            (188)           (8,517)
                    Reinsurance recoverable on paid
                     losses                                       13,072           5,528           (23,302)
                    Deferred policy acquisition costs              1,296          (1,969)           (5,367)
                    Losses and loss expenses                      42,578             396           101,583
                    Unearned premiums                             (4,294)          9,552            22,010
                    Reinsurance recoverable on unpaid
                     losses                                         (829)         (1,192)          (84,538)
                    Funds held under reinsurance
                     treaties                                    (18,844)            967             7,663
                    Federal income taxes                         (11,174)         11,219           (11,769)
                    Other                                        (10,403)          1,794            (5,172)
                                                                 -------         -------           -------
                 Net cash provided by (used in)
                   operating activities                          $ 1,270         $27,776           $(8,074)
                                                                 -------         -------           -------

See notes to consolidated financial statements.

                                       SCOR U.S. CORPORATION
                              CONSOLIDATED STATEMENTS OF CASH FLOWS
                                          (in thousands)

                                                               Year Ended December 31,
                                                                    1994                     1993                       1992

Cash flows          Sales, maturities or redemptions of
from                 fixed maturities                           $246,868                 $349,423                   $464,094
investing           Sales of equity securities                    19,920                   12,105                     15,279
activities          Net sales (purchases) of short-term
                     investments                                   9,899                  (73,940)                    15,181
                    Investments in fixed maturities             (266,174)                (375,024)                  (436,138)
                    Investments in equity securities             (16,161)                  (6,999)                   (25,316)
                    Acquisitions, net of cash acquired               -0-                      -0-                     (8,153)
                    Investment in affiliate                          -0-                      -0-                     (9,900)
                    Other                                         (4,138)                  (9,422)                    (3,400)
                                                                --------                  -------                    -------

                    Net cash provided by (used in)
                     investing activities                         (9,786)                (103,857)                    11,647
                                                                --------                  -------                    -------

Cash flows          Dividends paid                                (6,538)                  (5,798)                    (5,033)
from                Proceeds from issuance of convertible
financing            subordinated debentures                         -0-                   85,172                        -0-
activities          Proceeds from issuance of commercial
                     paper - net                                      30                       96                     10,247
                    Repayment of notes payable                       -0-                   (8,000)                       -0-
                    Proceeds from stock options exercised          1,533                      967                        364
                    Other                                          1,158                      362                        (17)
                                                                --------                  -------                    -------
                    Net cash provided by (used in)
                     financing activities                         (3,817)                  72,799                      5,561
                                                                --------                  -------                    -------

                    Net increase (decrease) in cash              (12,333)                  (3,282)                     9,134
                    Cash at beginning of year                     17,096                   20,378                     11,244
                                                                --------                  -------                    -------
                    Cash at end of year                         $  4,763                  $17,096                    $20,378
                                                                ========                  =======                    =======

See notes to consolidated financial statements.

                            SCOR U.S. CORPORATION
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) ORGANIZATION

        SCOR U.S. Corporation ("SCOR U.S.") is a Delaware corporation that was formed in December 1981. Prior to the offering of 4,000,000 shares to the public on September 25, 1986, SCOR U.S. was owned by Societe Commerciale de Reassurance ("SCOR Paris"), a French reinsurance company, and by Caisse Centrale de Reassurance ("CCR"), a reinsurer wholly owned by the French government which also owned approximately 30% of SCOR Paris. As a result of a corporate reorganization completed in France in November 1989, SCOR Paris became a wholly owned subsidiary of SCOR S.A. In December 1990, SCOR Paris and another subsidiary of SCOR S.A., UAP Reassurances ("UAP Re") were merged into SCOR S.A.

        In June 1990, Rockleigh Management Corporation ("Rockleigh"), a wholly owned subsidiary of UAP Re, was merged into SCOR U.S.
Rockleigh owned 100% of both The Unity Fire and General Insurance Company ("Unity Fire") and General Security Assurance Corporation of New York ("General Security"), each of which was a professional reinsurance company. On January 1, 1994, General Security was merged into SCOR Reinsurance Company ("SCOR Re"), the Company's principal operating subsidiary.

        As a result of the issuance of common shares of SCOR U.S. to UAP Re in the Rockleigh merger, SCOR Paris' participation in SCOR U.S.
stock repurchase programs and various other purchases, as well as SCOR Paris' purchase of CCR's shares of SCOR U.S., SCOR S.A. owned approximately 80% of the outstanding common stock of SCOR U.S. at December 31, 1994. The remaining 20% is held publicly and represents 3,616,864 shares of the outstanding shares of SCOR U.S. common stock.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

        The accompanying consolidated financial statements are presented in conformity with generally accepted accounting principles ("GAAP"). The consolidated financial statements of SCOR U.S. Corporation and subsidiaries (the "Company") include the accounts of SCOR U.S. and its wholly owned subsidiaries, SCOR Re, Unity Fire, General Security Indemnity Company ("GSIND") (formerly Southwest International Reinsurance Company), Morgard, Inc. ("Morgard"), General Security Insurance Company ("GSIC") (formerly The International Insurance
Company of Takoma Park, Maryland ("IIC")), SCOR Services, Inc., and BIND, Inc., and its majority owned subsidiary, California Reinsurance Management Corporation ("Cal Re") and its equity affiliate Commercial Risk Partners Limited ("Commercial Risk"). The Company operates primarily in one significant industry segment; property and casualty reinsurance. Substantially all of the Company's gross premiums written are assumed from domestic ceding companies. All significant intercompany transactions have been eliminated in consolidation.

(b) Premium Income

         Premium income is recognized as earned on a pro rata basis over the terms of the policies. Unearned premiums are calculated primarily on a pro rata basis on facultative business and as reported by ceding reinsureds on treaty business.

(c) Policy Acquisition Costs

         Costs applicable to the acquisition of new business, principally commissions, are deferred when paid and expensed as the related premiums are earned. Deferred policy acquisition costs considers anticipated losses and loss expenses and maintenance expenses that will be incurred as those premiums are earned. Deferred policy acquisition costs are reviewed periodically to determine that they do not exceed recoverable amounts after allowing for anticipated investment income. Amortization of acquisition costs for 1994, 1993 and 1992 was $59,434,000, $61,324,000 and $55,960,000, respectively.

(d) Loss Reserves

         The reserve for losses and loss expenses is based upon estimates received from ceding reinsureds on treaty contracts, accumulation of case estimates for losses and loss expenses on claims reported on facultative contracts and estimates of losses and loss expenses incurred but not reported ("IBNR") based upon the Company's expectations of what may have been incurred. Such provisions are necessarily based on estimates and, accordingly, there can be no assurance that the ultimate liability will not exceed such estimates.
The reserves are reviewed continually during the year and changes in estimates are reflected in operating results currently.

(e) Property and Equipment

         Depreciation and amortization of property and equipment have been provided principally on the straight-line method with estimated useful lives of fifteen years for property and five to ten years for equipment. Leasehold improvements are amortized on a straight-line basis over the term of the corresponding lease. Depreciation and amortization amounted to $1,651,000, $765,000 and $603,000 for the years ended December 31, 1994, 1993 and 1992, respectively.

(f) Investments

         The Company has categorized substantially all of its investments in fixed maturities as securities "available for sale" and, in conformity with Financial Accounting Standards Board Statement No. 115 "Accounting for Certain Investments in Debt and Equity Securities", which was adopted December 31, 1993, carries such investments at fair value. Fixed maturities purchased with the intent to hold to maturity are categorized as securities "held to maturity" and are carried at amortized cost. Equity securities are carried at fair value. Short-term investments are carried at cost, which approximates fair value.

         The Company's policy is to determine realized gains and losses on investments sold on the specific identification method. The Company includes unrealized gains and losses on equity securities and fixed maturities categorized as available for sale in stockholders' equity, net of any tax effect. For cash flows statement purposes, the Company does not consider any of its investments to be cash equivalents.

(g) Earnings per Share

         Primary earnings per share data are based on the weighted average number of common shares outstanding during the period and, if dilutive, common shares assumed to be outstanding which are issuable under stock option plans. Fully diluted earnings per share are based on the additional assumption that the Debentures (as defined in Note
6) are converted into common shares, if dilutive.

(h) Reclassification of Certain Amounts

         Certain amounts from prior financial statements have been reclassified to conform with current classifications.

(i) Intangibles

     (1) Goodwill

         The Company has classified as goodwill the cost in excess of net assets of companies acquired in purchase transactions. Goodwill is amortized on a straight-line basis over a period of 10 years.
Amortization charged to operations amounted to $596,000, $542,000 and $499,000 for the years ended December 31, 1994, 1993 and 1992, respectively.

     (2) Insurance Licenses

         In conjunction with its acquisition of IIC, the Company acquired licenses for approximately $3,200,000, which are amortized on a straight-line basis over 10 years. Amortization charged to operations amounted to $317,000 and $343,000 for the years ended December 31, 1994 and 1993, respectively. No amount was charged to operations for 1992.

(j) Foreign Currency Transactions

         Revenues and expenses denominated in foreign currencies are translated at the rate of exchange at the transaction date. Assets and liabilities denominated in foreign currencies are translated at the rate of exchange at the end of a reporting period. Gains or losses resulting from foreign currency transactions are included in the Company's results from operations.

         Net gains (losses) resulting from foreign currency transactions during 1994, 1993 and 1992 were $(156,000), $(929,000) and $555,000, respectively.

(k) Accounting Changes

         In the first quarter of 1993, the Company adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 113 "Accounting and Reporting for Reinsurance of Short-
Duration and Long-Duration Contracts" ("SFAS 113").    The adoption of
SFAS 113 did not have a material effect on the Company's financial position or its results from operations.

         The FASB's Emerging Issues Task Force ("EITF") reached a consensus on July 22, 1993 regarding Issue No. 93-6, "Accounting for Multiple-Year Retrospectively Rated Contracts by Ceding and Assuming Enterprises" ("EITF 93-6"). EITF 93-6 had an impact on certain of the Company's retrocessional agreements. As a result of the Company's implementation of the change in accounting method, as of January 1, 1993, a charge of $2,600,000 (after an income tax benefit of $1,400,000), or $0.14 per share, is included as a reduction to income as a cumulative adjustment. The effect of this change, excluding the cumulative adjustment, for the year ended December 31, 1993 was to increase net income by $2,600,000, or $0.14 per share.

         The pro-forma amounts shown in the statements of operations have been adjusted for the effect of retroactive application of the adoption of EITF 93-6, net of related income taxes.

         Effective as of December 31, 1993, SCOR U.S. adopted Statement of Financial Accounting Standards No. 115 "Accounting for Certain
Investments in Debt and Equity Securities" ("SFAS 115"). SFAS 115 addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. The adoption of SFAS 115 did not have any effect on the Company's financial position or its results of operations.

         During 1992, the Company adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("SFAS 109"), which changes the method of accounting for income taxes under GAAP. As a result of adopting SFAS 109, the Company recognized a cumulative benefit of the change in accounting principle of $2,367,000, or $0.13 per share, as of January 1, 1992. The effect of this change, excluding the cumulative benefit, for the year ended December 31, 1992 was to decrease net income by $480,000.

         During 1992, the Company also changed its accounting method for deferred policy acquisition costs to consider anticipated investment income in evaluating the recoverability of such costs. This new method is preferable because it is the prevalent method used in the insurance industry. The newly adopted accounting method also allows for a more appropriate matching of the income statement amounts of commissions expense with the related earned premiums and the balance sheet amounts of deferred policy acquisition costs with the related unearned premiums. This change resulted in the recognition of a cumulative benefit of the change in accounting principle of $481,000 (after reduction for income taxes of $248,000), or $0.02 per share, as of January 1, 1992. This change had no effect on net income, excluding the cumulative benefit, for the year ended December 31, 1992.

(3) ACQUISITIONS

(a) Purchase of Morgard

         On March 10, 1992, SCOR U.S. acquired 100% of the stock of Morgard, a developer, marketer and administrator of an insurance product that indemnifies monthly mortgage payments after involuntary unemployment. The purchase price was approximately $2,549,000 and the transaction was accounted for using the purchase method of accounting and, accordingly, Morgard's purchased assets and liabilities have been recorded at their estimated fair values at the date of acquisition. The acquisition did not have a material pro forma impact on operations. In March 1994, the Company issued 31,500 shares of its common stock at an approximate market value of $360,000 as additional consideration pursuant to the Morgard purchase agreements.

(b) Investment in Commercial Risk

         During January 1992, SCOR U.S. acquired 19.8% of the stock of Commercial Risk, a Bermuda holding company for two insurance subsidiaries engaged in writing shared-risk products. The majority shareholder of Commercial Risk is SCOR S.A. The purchase price was approximately $9,900,000, which included equity and debt. As a result of a recapitalization of Commercial Risk in 1994, all of SCOR U.S.'s investment was converted to equity, with SCOR U.S. owning approximately 13% of Commercial Risk. The investment in Commercial Risk is accounted for using the equity method of accounting and, accordingly, the accompanying consolidated financial statements reflect the Company's proportionate share of Commercial Risk's stockholders' equity and operating income. SCOR U.S. accounts for its proportionate share of Commercial Risk's income in its statements of operations under the caption "other expenses (income)". Income (loss) from Commercial Risk amounted to $743,000, $678,000 and ($110,000) in 1994, 1993 and 1992, respectively.

(c)   Purchase of The International Insurance Company of Takoma Park,
      Maryland

         On December 4, 1992, SCOR U.S. acquired 100% of the stock of IIC. The purchase price was approximately $8,200,000 and the transaction was accounted for using the purchase method of accounting and, accordingly, IIC's purchased assets and liabilities have been recorded at their estimated fair values at the date of acquisition. The acquisition did not have a material pro forma impact on operations.
During 1993, IIC's name was changed to GSIC.

(4) REINSURANCE

         SCOR U.S.'s operating subsidiaries assume reinsurance from SCOR S.A. and other affiliated companies primarily on a quota share or surplus share basis. Written premiums assumed from these companies
(and the percentage of gross written premiums) were approximately $7,845,000 (2.6%), $8,375,000 (2.5%) and $6,699,000 (2.2%) for the
years ended December 31, 1994, 1993 and 1992, respectively. Of these amounts, approximately $6,959,000, $7,925,000 and $6,278,000 for 1994,
1993 and 1992, respectively, were assumed from SCOR S.A.

         SCOR U.S.'s operating subsidiaries also retrocede reinsurance to SCOR S.A. and other affiliated companies, primarily on a quota share or surplus share basis.

         The effects of ceded reinsurance on the Statement of Operations for the years ended December 31, 1994, 1993 and 1992 are as follows:

                                                                                      Loss
                                                                                  and Loss
                                Premiums                  Premiums                Expenses
                                Written                     Earned                Incurred

                                                         (in thousands)

                                                       December 31, 1994

Direct                           $13,667                   $13,927                $  9,554
Assumed                          293,125                   297,159                 260,073
Ceded - affiliate                (35,644)                  (39,718)                (37,651)
Ceded - other                    (40,088)                  (43,124)                (40,706)
                                 -------                   -------                 -------
Net                             $231,060                  $228,244                $191,270
                                 =======                   =======                 =======

                                                       December 31, 1993

Direct                          $ 11,972                  $  8,677                $  6,944
Assumed                          322,547                   316,292                 206,603
Ceded - affiliate                (51,453)                  (49,778)                (37,986)
Ceded - other                    (37,653)                  (39,140)                (19,269)
                                 -------                   -------                 -------
Net                             $245,413                  $236,051                $156,292
                                 =======                   =======                 =======

                                                       December 31, 1992

Direct                          $  4,922                  $  2,682                $  1,645
Assumed                          299,906                   280,136                 335,954
Ceded - affiliate                (43,523)                  (39,134)                (59,473)
Ceded - other                    (55,762)                  (51,634)               (117,581)
                                 -------                   -------                 -------
Net                             $205,543                  $192,050                $160,545
                                 =======                   =======                 =======

         For the years ended December 31, 1994, 1993 and 1992 the percentage of assumed premiums written to net premiums written was 126.9%, 131.4% and 145.9%, respectively.

         Reinsurance does not discharge or diminish the primary liability to insureds of the Company on risks reinsured; however, it does permit the Company to recover the applicable portion of any loss from its retrocessionaires. Retrocessionaires of SCOR U.S. are subject to an initial review of financial condition before final acceptability is confirmed and subsequent reviews on an annual basis. The Company, like most reinsurance companies, enters into retrocession arrangements for many of the same reasons primary insurers seek reinsurance, including increasing their premium writing and risk capacity without requiring additional capital and reducing the effect of individual or aggregate losses. Historically, SCOR Re has retroceded risks to retro-cessionaires on both a proportional and excess of loss basis. Under its 1994 retrocessional program, SCOR Re retained a maximum of $2.0 million as to any one ceding company program for treaty business and a maximum of $3.3 million and $1.1 million per risk for facultative property and facultative casualty business, respectively.

         Paid losses, outstanding losses and IBNR recoverable from retrocessionaires which are determined to be uncollectible are charged to operations. There were no such amounts charged to operations for the years ended December 31, 1994, 1993 and 1992.

         Pursuant to a Net Aggregate Excess of Loss Retrocessional Agreement dated as of July 1, 1986 ("the 1986 Retrocessional Agreement"), SCOR S.A. reinsured SCOR Re for adverse loss development from pre-1986 business that exceeded the total of loss reserves established as of June 30, 1986, and premiums earned after June 30, 1986, from such pre-1986 business. The 1986 Retrocessional Agreement provided protection to the Company for business underwritten by SCOR Re only and did not provide coverage for pre-1986 business underwritten by any other subsidiary. However, business underwritten by General Security and Unity Fire is protected against adverse development by a separate net aggregate excess of loss retrocessional agreement, as described below. The 1986 Retrocessional Agreement terminated on December 31, 1993, at which time SCOR S.A.'s liability to SCOR Re was $16,224,000. This amount is the actuarially determined expected ultimate loss from the pre-1986 business in excess of the "aggregate deductible" (which is defined as the total of net outstanding loss and loss expense reserves, net incurred but not reported loss reserves and net unearned premium reserves established as of June 30, 1986 for the pre-1986 business, plus all net premiums and future net premium adjustments earned after June 30, 1986 under retrospectively rated treaties for such business). During the first quarter of 1994, SCOR Re received $16,224,000 from SCOR S.A. in settlement of its liability under this agreement.

         SCOR Re and SCOR S.A. entered into a new Net Aggregate Excess of Loss Agreement ("the 1994 Retrocessional Agreement") effective January
1, 1994, which protects the same business covered under the 1986 Retrocessional Agreement. Under this Agreement, SCOR Re is responsible for any further adverse development up to $8,800,000, at which point the 1994 Retrocessional Agreement attaches and provides coverage for up to $10,000,000 of any additional adverse development. SCOR Re paid a premium of $2,000,000 for this coverage, which expires on December 31, 2004. At December 31, 1994, no recovery was recog-nized under this agreement. In addition, based on the experience of the 1994 Retrocessional Agreement, SCOR Re is eligible to receive a contingent commission of up to 27.75% of the premium.

         SCOR S.A. entered into a Net Aggregate Excess of Loss Retrocessional Agreement ("the 1990 Retrocessional Agreement") with each of Unity Fire and General Security, pursuant to which SCOR S.A. agreed to reinsure those companies to the extent that their net ultimate incurred losses (as defined in the agreements) arising in 1989 and prior accident years exceed an aggregate deductible. As a result of the January 1, 1991 assumption by General Security of the rights, liabilities and obligations of Unity Fire, the Net Aggregate Excess of Loss Retrocessional Agreement with Unity Fire was terminated and the Net Aggregate Excess of Loss Retrocessional Agreement with General Security was amended (as so amended, the "Agreement") to include the protection formerly provided to Unity Fire by its retrocessional agreement with SCOR S.A. As a result of the merger of

General Security into SCOR Re, the protection under the Agreement is now for the benefit of SCOR Re. The aggregate deductible is defined as the sum of net outstanding loss and loss expense reserves and net incurred but not reported loss reserves as of December 31, 1989, for 1989 and prior accident years, as documented in the 1989 statutory financial statements of Unity Fire and General Security. This amount has been established at a combined aggregate of $93,830,000. The annual premium for this protection is $210,000 through 2004. The Agreement continues in force until all covered losses are settled. At December 31, 1994, SCOR S.A.'s estimated liability under the Agreement was approximately $11,700,000.

         SCOR S.A. provides letters of credit in amounts equal to its estimated liability under its reinsurance agreements (as reestimated on a quarterly basis). The amount of letters of credit provided by SCOR S.A. at December 31, 1994 was approximately $134,500,000.

         The amounts recoverable under the Net Aggregate Excess of Loss Retrocessional Agreements are included in "Retrocessions to Affiliates" above and have the effect of reducing the Company's net losses and loss expenses incurred.

         The Company withholds funds from retrocessionaires in accordance with the retrocessional agreements. Under the terms of the agreements, the Company pays interest on the principal sums of amounts withheld at annual rates of 6% to 7.5% computed and rendered quarterly. The Company incurred interest expense (income) of $1,882,000, $2,191,000 and $1,755,000 in 1994, 1993 and 1992,
respectively, of which $(2,000), $1,161,000 and $1,003,000,
respectively, relates to SCOR S.A.

(5) INVESTMENTS

         Net investment income of the Company, comprised primarily of interest and dividends, was derived from the following sources:

                                        Year Ended December 31,
                                          1994            1993                1992
                                                  (in thousands)

Fixed maturities                    $38,555             $39,859              $41,736
Equity securities                       776                 999                1,036
Short-term investments                2,855               2,120                1,485
Other                                   175                 428                  196
                                    -------             -------              -------
                                     42,361              43,406               44,453
Investment expense                   (1,371)             (1,362)              (1,573)
                                    -------             -------              -------
Net investment income               $40,990             $42,044              $42,880
                                    =======             =======              =======

                                              A-18

         Net realized investment gains (losses) of the Company were derived from the following sources:

                                                      Year Ended December 31,
                                            1994                 1993                 1992
                                                        (in thousands)
Net realized investment gains (losses):
Fixed maturities                          $ (814)             $10,921              $13,245
Equity securities                          1,497                1,791                1,642
Other                                        301                  218                  161
                                           -----              -------              -------
                                          $  984              $12,930              $15,048
                                          ======              =======              =======

         Proceeds from sales of available for sale securities during 1994, 1993 and 1992 were $260,902,000, $358,168,000 and $480,864,000, respectively. Gross gains of $7,162,000, $14,722,000 and $19,212,000, and gross losses of $6,479,000, $2,016,000 and $4,325,000 during 1994,
1993 and 1992, respectively, were realized on those sales.

         The changes in net unrealized gains (losses) on investments of the Company (including unrealized gains and losses on fixed maturities held to maturity that are not reflected in stockholders' equity) are derived from the following sources:

                                                      Year Ended December 31,
                                                   1994                 1993                 1992
                                                            (in thousands)
Decrease during period
  in difference between fair value
  and cost of investments in equity
  securities                                 $(3,529)                 $(722)               $(651)

Deferred income tax benefit                    1,235                    212                  221
                                             -------                -------              -------

Decrease in net unrealized
  losses on equity securities                 (2,294)                  (510)                (430)
                                             -------                -------              -------

Increase (decrease) during period
  in difference between fair value
  and cost of investments in fixed
  maturities                                 (58,187)                 9,758              (15,165)

Deferred income tax benefit (expense)         20,365                 (3,562)               5,156
                                             -------                -------              -------

Increase (decrease) in net
  unrealized gains (losses)
  on fixed maturities (1)                    (37,822)                 6,196              (10,009)
                                             -------                -------               ------

Total increase (decrease) in
  net unrealized gains (losses)
  on equity securities and
  fixed maturities                          $(40,116)              $  5,686             $(10,439)
                                             =======                =======             ========

(1) Includes changes in net unrealized gains (losses) of ($55,357,000), $9,017,000 and $9,118,000, and deferred tax expense
(benefit) of ($19,377,000), $3,288,000 and $3,100,000 on fixed maturities carried at market value for 1994, 1993 and 1992, respectively, which is reflected in stockholders' equity.

          At December 31, 1994 and 1993, approximately $22,871,000 and $24,876,000, respectively, of bonds carried at amortized cost were on deposit with various regulatory authorities as required by law.

          The following table presents gross unrealized gains and losses and the related deferred taxes on equity securities and fixed maturities carried at fair value.

                                         Year Ended December 31,
                                               1994         1993
                                                 (in thousands)

Equity securities:

Gross unrealized gains                        $251            $3,987

Gross unrealized losses                       (410)            (617)
                                             ------          -------
Net unrealized gains (losses)                 (159)            3,370
                                             ------          -------

Fixed maturities, at fair value:

Gross unrealized gains                       1,112            25,937

Gross unrealized losses                    (34,247)           (3,715)
                                           -------           -------
Net unrealized gains (losses)              (33,135)           22,222
                                           -------           -------
Total net unrealized gains (losses)        (33,294)           25,592

Deferred tax asset (liability)              11,654            (8,958)
                                           -------           -------
Unrealized appreciation
(depreciation) of investments             $(21,640)          $16,634
                                          ========           =======

         The amortized cost and estimated fair values of investments by major security type at December 31, 1994 and 1993 are as follows:

Held to Maturity

                                                         December 31, 1994
                                                                                                    Estimated
                                Amortized               Unrealized            Unrealized               Fair
                                  Cost                    Gains                  Losses               Value

                                                                   (in thousands)

U.S. Treasury securities
 and obligations of
 U.S. government corpor-
 ations and agencies             $14,199                      $53             $(824)              $13,428

Debt securities issued
 by foreign governments            8,672                      226               (52)                8,846

Total fixed maturities
 held to maturity                $22,871                     $279             $(876)              $22,274
                                 =======                  =======           =======              ========

Available for Sale

                                                         December 31, 1994
                                                                                                    Estimated
                                Amortized               Unrealized            Unrealized               Fair
                                  Cost                    Gains                  Losses               Value
                                                                 (in thousands)
U.S. Treasury securities
 and obligations of
 U.S. government corpor-
 ations and agencies              $96,097                      $272          $(4,556)                $91,813
Obligations of
 states and political
 subdivisions                     254,196                       135          (12,549)                241,782
Debt securities issued
 by foreign governments             5,992                        77             (106)                  5,963
Corporate securities              114,321                       474           (6,363)                108,432
Mortgage-backed
 securities                        91,439                       148           (7,875)                 83,712
Redeemable preferred
 stocks                            34,746                         6           (2,798)                 31,954
                                  -------                   -------           -------                -------
Total fixed maturities
 available for sale               596,791                     1,112          (34,247)                563,656
Equity securities                   1,897                       251             (410)                  1,738
                                  -------                   -------           -------                -------

Total investments
 carried at fair value           $598,688                    $1,363         $(34,657)               $565,394
                                  =======                   =======           =======               ========

Held to Maturity

                                                         December 31, 1993
                                                                                                    Estimated
                                Amortized               Unrealized            Unrealized               Fair
                                  Cost                    Gains                  Losses               Value

                                                                  (in thousands)

U.S. Treasury securities
 and obligations of
 U.S. government corpor-
 ations and agencies                $15,792                $    976         $        (6)          $ 16,762
Obligations of
 states and political
 subdivisions                           499                      21                  -0-               520
Debt securities issued
 by foreign governments               8,459                   1,242                  -0-             9,701
Corporate securities                    126                     -0-                  -0-               126
                                   --------                 -------         ------------           -------
Total fixed maturities
 held to maturity                  $ 24,876                 $ 2,239         $        (6)          $ 27,109

                                   ========                 =======         ============          ========

Available for Sale

                                                         December 31, 1993
                                                                                                    Estimated
                                Amortized               Unrealized            Unrealized               Fair
                                  Cost                    Gains                  Losses               Value

                                                                  (in thousands)

U.S. Treasury securities
 and obligations of
 U.S. government corpor-
 ations and agencies           $  64,362                $  3,780              $  (2,035)          $  66,107
Obligations of
 states and political
 subdivisions                    265,111                  12,677                   (396)            277,392
Debt securities issued
 by foreign governments            3,985                     503                     -0-              4,488
Corporate securities             132,494                   7,243                   (538)            139,199
Mortgage-backed
 securities                       59,353                   1,116                   (457)             60,012
Redeemable preferred
 stocks                           33,577                     618                   (289)             33,906
                                 -------                 -------                --------            -------

Total fixed maturities
 available for sale              558,882                  25,937                 (3,715)            581,104
Equity securities                 15,581                   3,987                   (617)             18,951
                                 -------                 -------                --------            -------

Total investments
 carried at fair value          $574,463                $ 29,924                $(4,332)           $600,055
                                ========                ========                ========           ========

           The amortized cost and estimated fair value of fixed maturities at December 31, 1994, by contractual maturity, are shown below (expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties):

                                          Available for Sale                                 Held to Maturity
                                          ------------------                                 ----------------
                                         Amortized               Fair             Amortized              Fair
                                           Cost                 Value               Cost                Value
                                                                     (in thousands)

Due in one year or less                   $13,212             $13,126                  $228              $222
Due after one year - five years           136,872             133,061                10,461            10,521
Due after five year - ten years           302,681             284,758                12,022            11,392
Due after ten years                        17,841              17,045                   160               139
                                          -------             -------               -------           -------
                                          470,606             447,990                22,871            22,274
Mortgage-backed securities                 91,439              83,712                   -0-               -0-
Redeemable preferred stocks                34,746              31,954                   -0-               -0-
                                          -------             -------               -------           -------
Total                                    $596,791            $563,656               $22,871           $22,274
                                         ========            ========              ========          ========

 (6) NOTES PAYABLE AND CREDIT ARRANGEMENTS

         On March 29, 1993, SCOR U.S. sold at par $86,250,000 of 5.25%
Convertible Subordinated Debentures due April 1, 2000 ("Debentures") through a private offering. The Debentures are not redeemable by the Company prior to April 3, 1996 and are convertible into approximately
3.4 million shares of SCOR U.S. common stock at a conversion price of $25.375 per share. Expenses incurred in the offering of approximately $1,800,000 were deferred and are being amortized over the life of the Debentures. The Company contributed $50,000,000 of the net proceeds to SCOR Re. Interest expense incurred on the Debentures during 1994 and 1993 was $4,465,000 and $3,484,000, respectively.

         On October 1, 1990 SCOR U.S. renewed a $20,000,000 note which was payable on that date. The new note is due and payable on October 3, 1995 and bears interest at a fixed annual rate of 9.575%. On March
12, 1993, the Company entered into an intermediate-term interest rate swap agreement with a commercial bank related to this note. The swap agreement has a maturity date of October 1, 1995 and provides for the Company to make floating rate payments in exchange for fixed rate payments due on the loan. The floating rate, which is reset every six months and is capped at 12.375%, was 11.068% as of December 31, 1994, and 8.693% as of December 31, 1993. In addition, SCOR U.S. had an $8,000,000 note at market interest rates which was repaid on May 10, 1993. Interest expense incurred for these notes, including the effect of the interest rate swap, during 1994, 1993 and 1992 was $2,072,000, $1,953,000 and $2,261,000, respectively.

         In 1990, SCOR U.S. established a commercial paper program that allows the Company to raise up to $50,000,000. The weighted average interest rate of commercial paper outstanding at December 31, 1994 was 6.29%. The maximum outstanding at any month end during 1994 was

$11,310,000, and the average outstanding during 1994 was $10,269,000. The weighted average interest rate during 1994 was 5.68%. Interest expense incurred on commercial paper during 1994, 1993 and 1992 was approximately $501,000, $378,000, $450,000, respectively.

         Interest paid including interest paid on reinsurance funds withheld, during 1994, 1993 and 1992 was $8,647,000, $6,928,000 and
$4,250,000, respectively.

(7) RETIREMENT OF DEBENTURES

         During 1994 the Company repurchased in the open market $3.9 million in principal amount of the Debentures and recognized an extraordinary gain of $351,000 (after deduction for income taxes of $189,000), or $0.02 per share. Funding for the repurchased Debentures which settled in January 1995, was achieved through the issuance of the Company's commercial paper.

(8) FINANCIAL INSTRUMENTS

Off-Balance-Sheet Risk

         On March 12, 1993, the Company entered into an interest rate swap agreement to effectively convert underlying fixed-rate debt into variable-rate debt based on LIBOR (See Note 6). The notional principal amount of this agreement, which matures in October 1995, is $20,000,000. The Company has entered into this agreement with a creditworthy international financial institution and considers the risk of nonperformance to be remote. The Company is exposed to market risk due to the possibility of exchanging a lower interest rate for a higher interest rate. The net interest effect of this swap transaction is reported as an adjustment of interest income as incurred.

Concentration of Credit Risk

         At December 31, 1994 the Company did not have a material concentration of financial instruments in any single investee, industry or geographic location. All of the Company's investments in fixed maturities are investment grade securities and virtually all are rated A or better.

         The Company's client base and their dispersion throughout the United States limits the concentration of credit risk on amounts due from clients.

         At December 31, 1994, the Company had no significant concentrations of credit risk.

Fair Value of Financial Instruments

         The following methods and assumptions were used by the Company to estimate the fair value disclosures for its assets and liabilities as of December 31, 1994 and 1993:

Fixed maturities and equity securities: Fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Cash and short-term investments: The carrying amount is a reasonable estimate of fair value.

Convertible subordinated debentures: Fair value is based on the prevailing market bid.

Notes payable: Fair value is based on the discounted amount of future cash flows using the Company's current estimated borrowing rate for a similar liability.

Commercial paper: The carrying amount is a reasonable estimate of fair value due to the short-term variable market rate nature of this liability.

Interest rate swap: Fair value is based on the estimated amount that the Company would pay or (receive) to terminate the swap agreement at the reporting date, taking into account current interest rates and current creditworthiness of the counterparty.

The estimated fair values of the Company's financial instruments are as follows:

                                                                            December 31,
                                           1994                                     1993
                                       Carrying                Fair             Carrying              Fair
                                         Amount               Value               Amount             Value
                                                                   (in thousands)

Assets
Fixed maturities at fair value         $563,656            $563,656             $581,104          $581,104
Fixed maturities at
 amortized cost                          22,871              22,274               24,876            27,109
Equity securities                         1,738               1,738               18,951            18,951
Short-term investments                   83,303              83,303               90,642            90,642
Cash                                      4,763               4,763               17,096            17,096
Liabilities
Convertible subordinated
 debentures                              82,350              69,998               86,250            81,075
Notes payable                            20,000              20,000               20,000            21,897
Commercial paper                         11,310              11,310               10,721            10,721
Interest rate swap                          -0-                 341                  -0-              (266)

(9) FEDERAL INCOME TAXES

         SCOR U.S. and its subsidiaries file a consolidated Federal income tax return.

         The components of the provision for Federal income taxes attributed to income from operations were as follows:

                                       Year Ended December 31,
                                   1994         1993         1992
                                           (in thousands)

Current tax expense (benefit)   $ (9,171)     $7,882        $(1,853)
Deferred tax benefit              (2,091)       (899)        (1,918)
                                --------      ------        -------

                                $(11,262)     $6,983        $(3,771)
                                ========      ======        =======

Income taxes paid               $ 1,800(1)    $3,546 (1)     $8,001
                                ========      ======        =======

(1) Excludes refunds received in 1994 and 1993 of $1,700,000 and $7,782,000, respectively.

         Total income tax expense (benefit) for the years ended December 31, 1994, 1993 and 1992 was allocated as follows:

                                            Year Ended December 31,
                                        1994         1993         1992
                                                (in thousands)
Income (loss) from continuing
 operations                            $(11,262)   $6,983       $(3,771)
Extraordinary item                          189       -0-           -0-
Cummulative effect of accounting
 changes                                    -0-    (1,400)        2,119
Stockholders' equity:
  Unrealized appreciation (depre-
   ciation) of investments              (20,611)    3,077         2,877
  Foreign currency translation             (229)     (125)         (717)
                                        -------     -----         -----

                                       $(31,913)   $8,535          $508
                                       ========    ======          ====

         The components of the net deferred Federal income tax benefits recognized in the Company's consolidated balance sheet at December 31, 1994 and 1993 were as follows:

                                                      Deferred Tax
                                                   Asset (Liability)
                                                      (in thousands)

                                                 1994               1993

Deferred policy acquisition costs             $(7,995)             $(8,449)
Unearned premium reserve                        6,354                6,157
Loss reserves                                  25,052               23,352
Other                                            (469)                (214)
                                              -------              -------
Tax effect of temporary differences            22,942               20,846
Unrealized (appreciation) depreciation
 of investments                                11,653               (8,958)
Foreign currency translation                      223                    6
                                              -------              -------
                                              $34,818             $ 11,894
                                              =======              =======

     SFAS 109 requires the establishment of a valuation allowance for deferred income tax benefits where it is more likely than not that some portion of the deferred income tax benefits will not be realized. Management believes, based on the Company's historical record of generating taxable income and its expectations of future earnings, that the Company's taxable income in future years will be sufficient to realize the net deferred income tax benefits which are reflected on its consolidated balance sheet as of December 31, 1994. In addition, management believes certain tax planning strategies exist, including its ability to alter the mix of its investment portfolio to taxable investments from tax-exempt investments, which could be implemented if necessary to ensure sufficient taxable income to realize fully its net deferred income tax benefits. Management also believes that the Company's net deferred income tax benefits related to unrealized depreciation of fixed maturity investments is recoverable through its ability to hold these investments to maturity. Accordingly, SCOR U.S. has not established a valuation allowance with respect to its net deferred income tax benefits.

                   The Omnibus Budget Reconciliation Act of 1993 (the "Act") was signed into law in August 1993. The Act provided for an increase in the corporate tax rate to 35% from the previous 34% rate. As a result of the revaluation of the Company's net deferred tax assets to reflect the change in tax rates, the Company recognized a net benefit of $472,000, or $0.03 per share, in 1993. This benefit is included in the provision for Federal income taxes attributable to income from operations.

         A reconciliation of income tax expense (benefit) computed by applying the United States Federal income tax rate of 35% in 1994 and 1993 and 34% in 1992 to income (loss) from operations before Federal income taxes (benefit) to the provision for Federal income taxes (benefit) is as follows:

                                            Year Ended December 31,
                                       1994         1993         1992

                                                        (in thousands)
Computed tax expense (benefit) at
 U.S. Federal rate                    $(6,809)   $12,219      $   214
Tax-exempt interest                    (4,282)    (4,262)      (3,587)
Dividends received deduction             (638)      (672)        (605)
Tax rate change                           -0-       (472)         -0-
Other                                     467        170          207
                                      -------    -------      -------

                                     $(11,262)    $6,983      $(3,771)
                                      =======    =======      =======

 (10) RESERVES FOR LOSSES AND LOSS EXPENSES

         Changes in the Company's reserves for losses and loss expenses for each year in the three year period ended December 31, 1994 is summarized as follows:

                                                                         December 31,
                                                  1994            1993           1992
                                                                        (in thousands)

Reserve for losses and loss expenses
 at beginning of year, net                    $340,366          $341,162       $324,117
                                              --------          --------       --------
Provision for losses and loss expenses:
  Occuring in current year                     193,587           160,695        165,468
  Occuring in prior years                       (2,317)           (4,403)        (4,923)
                                              --------          --------       --------
Total                                          191,270           156,292        160,545
                                              --------          --------       --------
Payment for losses and loss expenses,
 net of amounts recoverable
  Occuring in current year                      55,155            36,018         51,514
  Occuring in prior years                       94,366           121,070         91,986
                                              --------          --------       --------
Total                                          149,521           157,088        143,500
                                              --------          --------       --------
Reserve for losses and loss expenses
 at end of year, net                           382,115           340,366        341,162
Reinsurance recoverable on
 unpaid losses                                 222,672           221,843        220,651
                                              --------          --------       --------
Reserve for losses and loss expenses
 at end of year, gross                        $604,787          $562,209       $561,813
                                              ========          ========       ========

         The operating companies of SCOR U.S. have not underwritten significant amounts of business in those classes or with those insurers that are known to be exposed to asbestos and environmental-related claims. During the years ended December 31, 1994, 1993 and 1992, the Company has not experienced any significant amount of net loss reporting or development on claims related to these exposures.
In addition, the Company is significantly protected from adverse development under the SCOR S.A. Retrocessional Agreements (see Note
4). Any recoveries under such agreements are considered to be fully realizable. Based on the above information, the Company believes that its exposure to asbestos and environmental-related claims is not material to the Company's financial position or results of operations.

 (11) STATUTORY REQUIREMENTS

         The Insurance Department of the State of New York ("Department"), in which SCOR Re, GSIND and Unity Fire are domiciled, and the Maryland Insurance Administration, in which GSIC is domiciled, recognizes as net income and surplus (stockholder's equity) those amounts determined in conformity with statutory accounting practices prescribed or permitted by the respective jurisdiction, which differ in certain respects from GAAP.

         Reconciliations of statutory surplus and net income, as
determined using statutory accounting principles, to the amounts included in the accompanying financial statements are as follows:
                                                           December 31,
                                                  1994             1993
                                                          (in thousands)

Statutory surplus
  of insurance subsidiaries                     $243,416       $271,895

Deferred policy acquisition costs                22,844          24,140
Unauthorized reinsurance                         12,931           7,076
Non-admitted assets                               4,589           3,052
Unrealized appreciation (depreciation)
  on fixed maturities carried
   at fair value                                (33,135)         22,222
Deferred Federal income taxes                    34,818          11,894
Parent company and non-insurance
  subsidiaries' net assets                       56,282          56,660
Long-term debt                                 (102,350)       (106,250)
                                              ---------        --------
GAAP stockholders' equity                      $239,395        $290,689
                                               ========        ========

                                             Year Ended December 31,
                                         1994        1993         1992

                                                  (in thousands)

Statutory net income (loss) of
 insurance subsidiaries                $(1,109)    $ 34,735     $ 5,164

Deferred policy acquisition costs       (1,296)       1,969       5,367
Deferred Federal income taxes            2,091          899       1,918
Cumulative effect of
 accounting changes                        -0-          -0-       2,848
Parent company operations               (5,018)      (8,128)     (7,377)
Non-insurance subsidiary
 operations                             (2,509)      (4,147)       (671)
                                       -------      -------     -------

GAAP net income (loss)                 $(7,841)     $25,328      $7,249
                                       =======      =======     =======


     Cash dividends of the Company's reinsurance subsidiaries may be paid only out of their statutory earned surplus. For the operating subsidiaries domiciled in New York (which represents approximately 89% of the Company's statutory surplus), the payment of dividends is subject to statutory restrictions imposed by New York insurance law. Generally the maximum amount of dividends that may be paid in any twelve-month period without the prior approval of the Department is the lesser of net investment income or 10% of statutory surplus, as such terms are defined in the New York insurance law. During the year ending December 31, 1994, $11,900,000 of dividends were declared and paid to SCOR U.S.

     Based on 1994 year-end statutory surplus, the maximum dividend distribution that may be made by the Company's reinsurance subsidiaries during 1995 without prior approval is approximately $24,342,000. The amount of the Company's reinsurance subsidiaries' net assets (stockholders' equity) restricted from payment of dividends to SCOR U.S. without prior approval is approximately $219,074,000, which is 92% of total consolidated net assets.

SCOR Re Voting Trust

     As a result of New York Insurance Department licensing requirements regarding government financial control and ownership of insurers, all of the capital stock of SCOR Re is held in an irrevocable voting trust. The voting trust, which was to expire during 1994, was renewed for an additional three years. The five voting trustees, four of whom are directors of SCOR U.S., are entitled to exercise all of the rights and powers of absolute owners of the capital stock of SCOR Re, subject to certain limitations specified in the voting trust agreement.

General Security Voting Trust

     The Insurance Laws of the State of California generally prohibit the issuance or renewal of a license to a company owned, operated or controlled, in whole or in part, by a government. In connection with the continuation of General Security's California license, on February 1, 1993, with the approval of the New York Insurance Department, a voting trust was established by SCOR U.S. for its holdings of capital stock in General Security. This voting trust was terminated upon the merger of General Security into SCOR Re, effective January 1, 1994.

(12) EMPLOYEE BENEFITS

Pension Plans:

         SCOR U.S. has a qualified defined benefit pension plan ("SCOR U.S. Group Pension Plan") covering substantially all employees of SCOR U.S. and its affiliates. Benefits under the SCOR U.S. Group Pension
Plan are based on an employee's years of service and compensation.
SCOR U.S.'s funding policy is to contribute at least the minimum amount required by ERISA but not more than the maximum amount that can be deducted for Federal income tax purposes. The SCOR U.S. Group
Pension Plan excludes expatriates who are temporarily assigned to the U.S. and covered by other plans sponsored or funded by the Company or a member of the SCOR S.A. Group. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future. In 1994, 1993 and 1992, there were no contributions required.

         The following table sets forth the SCOR U.S. Group Pension Plan funded status and amounts recognized in the SCOR U.S. consolidated balance sheet at December 31, 1994 and 1993 (in thousands):

                                                  1994               1993

Actuarial present value of
 benefit obligations:
 Accumulated benefit obligation,
 including vested benefits of
 $2,892 and $2,391 in 1994 and 1993,
 respectively                                     $(3,295)           $(3,312)
                                                  =======            =======

Projected benefit obligation for service
 rendered to date                                 $(4,678)           $(5,656)
Plan assets at fair value                           5,912              5,560
                                                  -------            -------
Plan assets in excess of projected benefit          1,234                (96)
 obligation
Unrecognized transition asset                        (885)            (1,033)
Unrecognized net loss from past experience            184              1,495
Unrecognized prior service costs                     (293)               150
                                                  -------            -------
Prepaid pension cost included in other assets      $  240            $   516
                                                  =======            =======

Net pension expense for 1994, 1993 and 1992 included the following components (in thousands):

                                                 1994      1993       1992

Service cost-benefits earned during the period   $534      $592       $406
Interest cost on projected benefit obligation     325       333        230
Actual return on plan assets                     (413)     (412)      (250)
Net amortization and deferral                    (170)     (100)      (279)
                                                 -----    -----     ------

Net pension expense                              $276      $413       $107
                                                 ====     =====     ======

The weighted-average discount rate and the average rate of compensation increase used in determining the actuarial present value of the projected benefit obligation were 8% and 5.5% in 1994, 7.5% and 6.0% in 1993, 8.0% and 6.0% in 1992, respectively. The expected long-term rate of return on assets was 7.5% in 1994 and 8% in 1993.

Savings Plans:

         The SCOR U.S. Group Savings Plan ("SCOR U.S. Savings Plan") is qualified under Sections 401 (a) and 401 (k) of the United States Internal Revenue Code of 1986 as amended. Substantially all employees of SCOR U.S. and affiliates are eligible to participate in the savings plan. The SCOR U.S. Savings Plan excludes expatriates who are temporarily assigned to the U.S. and covered by other plans sponsored or funded by the Company or a member of the SCOR S.A. Group. Contributions to the savings plan are determined by the Board of Directors and are made from the net profits of the current taxable year or the accumulated net profits of SCOR U.S. Contributions for the years ended December 31, 1994, 1993 and 1992 were $575,000, $585,000 and $556,000, respectively.

         The pension and savings plans may be terminated at any time by the Board of Directors of SCOR U.S.

Supplemental Retirement Plan:

         SCOR U.S. also sponsors the SCOR U.S. Group Supplemental Retirement Plan ("Supplemental Retirement Plan"), an unfunded nonqualified plan established in 1989 which covers a select group of management employees. This plan enables participants in the pension plan and savings plan to earn pension benefits and tax-deferred savings benefits on the same percentage of pay basis without regard to current IRS restrictions. The Supplemental Retirement Plan incurred expenses of approximately $226,000, $133,000 and $143,000 for the years ended 1994, 1993 and 1992, respectively.

Employment Contracts:

         The Company has entered into employment contracts that provide minimum pension benefits to four executives. The benefits under these contracts are unfunded, and expenses of approximately $70,000, $53,000 and $45,000 were accrued in 1994, 1993 and 1992, respectively.

(13) INCENTIVE AND STOCK OPTION PLANS

         In July 1986, the Company adopted a Stock Incentive Plan for Key Executives ("Incentive Plan"), pursuant to which 786,000 shares of the common stock were reserved for issuance through options for all key executives of the Company, defined to include officers and employees of the Company and those employees of SCOR S.A. who serve on the Executive Committee of the Board of Directors of SCOR U.S. In March
1994, the number of shares available for issuance under the Incentive Plan was increased to 856,740. Nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock awards and stock bonus awards were available under the Incentive Plan. Certain of these awards may result in future compensation expense to the Company. Incentive stock options were available to be granted at not less than fair market value of the Company's common stock on the date of grant. Non-qualified options were available to be granted at not less than 85% of fair market value of the Company's common stock on the date of grant. Options become exercisable as specified at the date of grant and expire ten years and one month from the date of grant.

         On September 19, 1990 the shareholders of SCOR U.S. approved a Stock Option Plan for Directors. Under this plan 220,000 shares of the common stock of SCOR U.S. have been reserved for issuance. Grants of options to purchase 3,000 shares will be made to each Director, except Directors employed by the Company, three business days following each SCOR U.S. Annual Meeting. Each option granted becomes exercisable with respect to one-half the shares of SCOR U.S. common stock covered thereby on the first anniversary of the date upon which it was granted and with respect to the balance of the shares on the second anniversary thereof.

         Under the Stock Option Plan for Key Employees ("SOP") approved by the shareholders of SCOR U.S. at the Annual Meeting in June 1991, 1,426,000 shares of common stock have been reserved for issuance through options for all key employees of SCOR U.S. Corporation and its subsidiaries. In March 1994, the number of shares available for issuance under the SOP was increased to 1,554,340. The per share option price shall never be less than 100% of the fair market value of the shares at the time of the grant. Unless otherwise provided by the Board of Directors, each option granted would become exercisable to the extent of one-third of the total number of the shares of common stock subject to the option on each anniversary of the grant and expire ten years from the date the option is granted.

 Information regarding the above option plans is summarized below:

                                          Number of          Option Price
                                           Shares          Per Share Range
                                          ---------        ---------------
Outstanding at December 31, 1991          1,045,605      $ 8.00 -- $15.50
  Options granted                            21,000      $16.75 -- $16.75
  Options exercised                         (71,296)     $ 8.00 -- $14.25
  Options cancelled                         (19,535)     $12.25 -- $14.25
                                          ---------        ---------------

Outstanding at December 31, 1992            975,774      $ 8.00 -- $16.75
 Options granted                            552,693      $15.50 -- $17.00
 Options exercised                         (123,418)     $ 8.00 -- $14.25
 Options cancelled                          (30,284)     $14.25 -- $17.00
                                          ---------        ---------------

Outstanding at December 31, 1993          1,374,765      $ 8.00 -- $17.00
 Options granted                            458,175      $ 9.00 -- $11.125
 Options exercised                          (57,100)     $ 8.00 -- $ 9.99
 Options cancelled                         (198,889)     $ 9.00 -- $17.00
                                          ---------        ---------------

Outstanding at December 31, 1994          1,576,951      $ 8.00 -- $17.00
                                          =========        ===============

         The number of options exercisable at December 31, 1994 was 856,000. The number of shares available for future grant at December 31, 1994 was 552,000.

         As indicated above, the Incentive Plan allows for the granting of restricted stock awards. The following table summarizes information regarding stock awards, for each year in the three-year period ended December 31, 1994.

                                            1994      1993        1992
Non vested restricted stock grants
 at the beginning of the year              4,552       -0-      19,263
Restricted stock awards granted              -0-     4,552         -0-
Restricted stock awards vested               -0-       -0-     (19,263)
                                           -----     -----      ------

Non-vested restricted stock awards
 at the end of the year                    4,552     4,552         -0-
                                           =====     =====      ======

           The Company recognized compensation expense of $11,000, $-0- and $115,000 in 1994, 1993 and 1992, respectively, in connection with these awards. At December 31, 1994, the amount of deferred compensation relating to these grants which will be recognized over the remaining vesting period is $47,000 which is included in additional paid-in capital.

         During 1993 and 1992 the Company issued 44,000 shares and 40,000 shares of its common stock in exchange for notes receivable from various officers of $523,000 and $358,000, respectively. These shares were issued as a result of stock options exercised under the Company's stock option plans. The balance of unpaid stock options exercised at

 December 31, 1994 and 1993 was $27,000 and $1,202,000, respectively, and is recorded as a reduction to additional paid-in capital. The Company has outstanding loans with various officers related to stock options exercised and restricted stock grants. These loans bear interest at rates ranging from 4% to 10%. The aggregate unpaid principal balance at December 31, 1994 and 1993 was $27,000 and $1,202,000, respectively.

 (14) COMMITMENTS

          The Company conducts its operations in leased premises. The Company also leases data processing equipment and automobiles. Total rental expense for the years ended December 31, 1994, 1993 and 1992, amounted to $2,412,000, $2,438,000 and $2,088,000, respectively.

 At December 31, 1994, future minimum rental commitments are as follows (in thousands):

                              Year Ending December 31,

                      1995                                 $2,246
                      1996                                  1,437
                      1997                                    848
                      1998                                    776
                      1999                                    526
                      Thereafter                               68
                                                           ------
                                                           $5,901
                                                           ======

 (15) CONTINGENCIES

         SCOR Re, GSIC, GSIND and Unity Fire are each party to various lawsuits arising in the normal course of their business. SCOR U.S. does not believe that any of the litigation to which SCOR Re, General Security, GSIC, GSIND or Unity Fire is currently a party will have a material adverse effect on the operating results or financial condition of SCOR U.S. and its subsidiaries.

         At December 31, 1994 and 1993, the Company's reinsurance subsidiaries had letters of credit outstanding aggregating approximately $1,731,000 and $16,352,000, respectively, in favor of certain insurance companies under terms of reinsurance agreements.

         The Company guarantees to a commercial bank payment when due of three mortgage loans, with original principal amounts aggregating approximately $2.8 million, issued to former excecutive officers of the Company. The guarantees are secured by the residential premises.

(16) FOREIGN OPERATIONS

         The Company conducts reinsurance business in Canada through branches established for that purpose. The functional currency of such branches is the Canadian dollar. The assets and liabilities of such branches included herein have been translated into United States dollars at exchange rates in effect at the balance sheet dates, and operations at average exchange rates in effect during the relevant periods.

         Foreign currency translation adjustments have been recorded as follows:

                              Translation     Income
                               Adjustment      Taxes        Net
                              -----------     ------       ----
                                     (in thousands)

Balance, December 31, 1991       $2,494       $ 848      $1,646
Change during the year           (2,109)       (717)     (1,392)
                                 -------      ------     -------

Balance, December 31, 1992          385         131         254
Change during the year             (367)       (125)       (242)
                                 -------      ------     -------

Balance, December 31, 1993           18           6          12
Change during the year             (655)       (229)       (426)
                                 -------      ------     -------

Balance, December 31, 1994        $(637)      $(223)     $ (414)
                                 =======      ======     =======

(17) QUARTERLY FINANCIAL INFORMATION
     (UNAUDITED)

                                                                 Three Months Ended,
                                           March 31,       June 30,      September 30,       December 31,
                                             1994            1994            1994               1994
                                                         (in thousands, except per share data)

Net premiums earned                        $62,685          $54,983          $55,542           $55,034
Net investment income                        9,998           10,208           10,157            10,627
Net realized investment gains (losses)         323              413              323               (75)
Total revenues                              73,006           65,604           66,022            65,586
Total expenses                              97,570           66,593           64,047            61,462
Income (loss) from operations              (14,418)             603            2,447             3,176
Extraordinary gain on redemption of
     debentures                                -0-              -0-              -0-               351
Net income (loss)                         $(14,418)           $ 603           $2,447           $ 3,527
                                          ==========      ==========       ==========        ==========
Per share data:
Primary
     Average common and common
      equivalent shares outstanding         18,221           18,191           18,212            18,214
                                          ==========      ==========       ==========        ==========
    Income (loss) from operations           $(0.79)           $0.03            $0.13             $0.17
    Extraordinary item                         -0-              -0-              -0-              0.02
                                          ----------      ----------       ----------        ----------
    Net income (loss)                       $(0.79)           $0.03            $0.13             $0.19
                                          ==========      ==========       ==========        ==========
Fully diluted
     Average common and common
      equivalent shares outstanding         18,221           18,191           18,212            18,214
                                          ==========      ==========       ==========        ==========
     Income (loss) from operations          $(0.79)           $0.03           $ 0.13            $ 0.17
     Extraordinary item                        -0-              -0-              -0-              0.02
                                          ----------      ----------       ----------        ----------
     Net income (loss)                      $(0.79)          $ 0.03           $ 0.13            $ 0.19
                                          ==========      ==========       ==========        ==========
Dividends declared                          $ 0.09           $ 0.09           $ 0.09            $ 0.09
                                          ==========      ==========       ==========        ==========
Stock prices (a)
     High                                  $ 13             $12 1/4          $12 1/4           $11 3/8
     Low                                     10 1/4          10 1/8           11                 7 1/2
     Close                                   10 3/8          11               11 1/4             8 3/8


                                                                 Three Months Ended,
                                           March 31,       June 30,      September 30,       December 31,
                                             1993            1993            1993               1993
                                                         (in thousands, except per share data)

Net premiums earned                              53,760         $ 56,722         $ 59,847          $ 65,722
Net investment income                            10,032           10,866           10,893            10,253
Net realized investment gains                     3,328            2,029            2,068             5,505
Total revenues                                   67,120           69,617           72,808            81,480
Total expenses                                   55,516           62,452           66,428            71,718
Income from operations                            8,773            5,873            5,808             7,474
Cumulative effect of accounting changes          (2,600)             -0-              -0-               -0-
Net income                                      $ 6,173          $ 5,873          $ 5,808           $ 7,474
                                               ==========       ==========       ==========        ==========
Per share data:
Primary
     Average common and common
      equivalent shares outstanding              18,494           18,472           18,425            18,309
                                               ==========       ==========       ==========        ==========
    Income from operations                       $ 0.47           $ 0.32           $ 0.32            $ 0.41
    Cumulative effect of accounting changes       (0.14)             -0-              -0-               -0-
                                               ----------       ----------       ----------        ----------
    Net income                                   $ 0.33           $ 0.32           $ 0.32            $ 0.41
                                               ==========       ==========       ==========        ==========
Fully diluted
     Average common and common
      equivalent shares outstanding              18,494           18,472           21,819            21,679
                                               ==========       ==========       ==========        ==========
     Income from operations                      $ 0.47           $ 0.32           $ 0.30            $ 0.38
     Cumulative effect of accounting changes      (0.14)             -0-              -0-               -0-
                                               ----------       ----------       ----------        ----------
     Net income                                  $ 0.33           $ 0.32           $ 0.30            $ 0.38
                                               ==========       ==========       ==========        ==========
Dividends declared                               $ 0.08           $ 0.08           $ 0.08            $ 0.08
                                               ==========       ==========       ==========        ==========
Stock prices (a)
     High                                       $20 3/4          $19 3/4          $16 7/8           $16 3/4
     Low                                         17               16 1/8           14 7/8            12 3/8
     Close                                       19 3/4           16 3/4           16 3/4            13


(a) High, low and closing sales price per share per NYSE composite tape.

(18) SUBSEQUENT EVENTS

        The Company believes that its potential for losses from January 17, 1995 Nambu-Jishin earthquake in Kobe, Japan is limited since foreign writings represent an insignificant portion of its portfolio.

        On March 3, 1995 the Company entered into a lease for office space for its New York headquarters. The term of the lease is approximately 16 years with aggregate minimum rental payments of approximately $30 million.

                             SCOR U.S. CORPORATION
                        FINANCIAL HIGHLIGHTS (UNAUDITED)
                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

                                              THREE MONTHS ENDED          NINE MONTHS ENDED
                                                SEPTEMBER 30,               SEPTEMBER 30,
                                              ------------------    -----------------------------
                                               1995       1994          1995             1994
                                              -------    -------    -------------    ------------
OPERATIONS
Gross premiums written.....................   $69,001    $75,325     $   281,988      $  239,266
Net premiums written.......................    54,574     55,791         181,599         184,593
Net premiums earned........................    53,536     55,542         182,340         175,210
Net investment income......................    10,579     10,157          31,751          30,363
Revenues...................................    64,336     66,022         214,804         204,632

Income (loss) from operations excluding
  net realized investment gains............   $ 4,748    $ 2,237     $    13,038      $  (12,056)
After-tax realized investment gains                78        210             463             688
Extraordinary gain on redemption of
  debentures, net of tax                          -0-        -0-             552             -0-
                                              -------    -------    -------------    ------------
NET INCOME (LOSS)                             $ 4,826    $ 2,447     $    14,053      $  (11,368)
                                              -------    -------    -------------    ------------
                                              -------    -------    -------------    ------------
PER SHARE DATA--PRIMARY
Average common shares outstanding..........    18,372     18,212          18,255          18,146
Income (loss) from operations excluding
  net realized investment gains............   $  0.26    $  0.12     $      0.71      $    (0.67)
After-tax realized investment gains........       -0-       0.01            0.03            0.04
Extraordinary gain on redemption of
  debentures, net of tax...................       -0-        -0-            0.03             -0-
                                              -------    -------    -------------    ------------
NET INCOME (LOSS)..........................   $  0.25    $  0.13     $      0.77      $    (0.63)
                                              -------    -------    -------------    ------------
                                              -------    -------    -------------    ------------
GAAP RATIOS
Loss ratio                                       68.1%      70.3%           66.9%           88.1%
Expense ratio..............................      35.4%      40.6%           37.7%           39.7%
Combined ratio.............................     103.5%     110.9%          104.6%          127.8%

STATUTORY RATIOS
Loss ratio.................................      68.2%      70.8%           67.2%           87.3%
Expense ratio..............................      32.5%      36.4%           37.0%           35.0%
Combined ratio.............................     100.7%     107.2%          104.2%          122.8%
Net premiums written to surplus (1)........     .85:1      .93:1           .94:1          1.05:1
Loss reserves to capital and surplus (2)...     1.6:1      1.6:1           1.6:1           1.6:1


                                                                    SEPTEMBER 30,    DECEMBER 31,
                                                                        1995             1994
                                                                    -------------    ------------
                                                                     (UNAUDITED)
FINANCIAL POSITION
Cash and investments.......................                          $   723,360      $  677,556
Total assets...............................                            1,181,172       1,143,715
Combined statutory capital and surplus
  of operating subsidiaries (3)............                              256,823         243,416
GAAP stockholders' equity..................                              277,386         239,395
Book value per share.......................                          $     15.27      $    13.18

------------

(1) Annualized net premiums written for the period divided by ending capital and surplus.

(2) Statutory basis.

(3) Estimated at September 30, 1995.

                             SCOR U.S. CORPORATION
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                    THREE MONTHS ENDED      NINE MONTHS ENDED
                                                      SEPTEMBER 30,           SEPTEMBER 30,
                                                   --------------------    --------------------
                                                     1995        1994        1995        1994
                                                   --------    --------    --------    --------
REVENUES
Premiums written, gross.........................   $ 69,001    $ 75,325    $231,988    $239,266
Premiums ceded..................................    (14,427)    (19,534)    (50,389)    (54,573)
                                                   --------    --------    --------    --------
Premiums written, net...........................     54,574      55,791     181,599     184,693
Charge in unearned premiums.....................     (1,038)       (249)        741     (11,483)
                                                   --------    --------    --------    --------
Net premiums earned.............................     53,536      55,542     182,340     173,210
Net investment income...........................     10,679      10,157      31,751      30,363
Net realized investment gains...................        121         323         713       1,059
                                                   --------    --------    --------    --------
                                                     64,336      66,022     214,804     204,632
                                                   --------    --------    --------    --------
LOSSES AND EXPENSES
Losses and loss expenses, gross.................     45,276      44,787     172,151     213,468
Reinsurance recoverable.........................     (8,824)     (5,727)    (50,199)    (60,910)
                                                   --------    --------    --------    --------
Losses and loss expenses, net...................     36,452      39,060     121,952     152,558
Commissions, net................................     10,345      14,144      46,896      46,019
Other underwriting and administration expenses..      7,616       6,799      20,783      19,586
Other expenses..................................      1,016       1,590       1,040       3,065
Interest expense................................      2,596       2,454       6,906       6,982
                                                   --------    --------    --------    --------
                                                     58,025      64,047     197,577     228,210
                                                   --------    --------    --------    --------
Income (loss) from operations before Federal
income taxes (benefit)..........................      6,311       1,975      17,227     (23,578)
Federal income taxes (benefit)..................      1,485        (472)      3,726     (12,210)
                                                   --------    --------    --------    --------
Income (loss) from operations...................      4,826       2,447      13,501     (11,368)
Extraordinary gain on redemption of debentures,
  net of tax....................................      --          --            552       --
                                                   --------    --------    --------    --------
Net income (loss)...............................   $  4,826    $  2,447    $ 14,053    $(11,368)
                                                   --------    --------    --------    --------
                                                   --------    --------    --------    --------
PER SHARE DATA PRIMARY
Average common and common equivalent shares
  outstanding...................................     18,372      18,212      18,255      18,146
                                                   --------    --------    --------    --------
                                                   --------    --------    --------    --------
Income (loss) from operations...................   $   0.26    $   0.13    $   0.74    $  (0.63)
Extraordinary item..............................      --          --           0.03       --
                                                   --------    --------    --------    --------
Net income (loss)...............................   $   0.26    $   0.13    $   0.77    $  (0.63)
                                                   --------    --------    --------    --------
                                                   --------    --------    --------    --------
FULLY DILUTED
Average common and common equivalent shares
  outstanding...................................     21,513      18,212      21,317      18,146
                                                   --------    --------    --------    --------
Income (loss) from operations...................   $   0.26    $   0.13    $   0.73    $  (0.63)
Extraordinary item..............................      --          --           0.03       --
                                                   --------    --------    --------    --------
Net income (loss)...............................   $   0.26    $   0.13    $   0.76    $  (0.63)
                                                   --------    --------    --------    --------
                                                   --------    --------    --------    --------

                             SCOR U.S. CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                   SEPTEMBER 30,    DECEMBER 31,
                                                                       1995             1994
                                                                   -------------    ------------
                                                                    (UNAUDITED)
ASSETS
Investments:
  Fixed maturities:
    Available for sale, at fair value (amortized cost:
      $556,300 and $596,791)...................................    $   563,515      $  563,656
    Hold to maturity, at amortized cost (net value: $22,609
      and $22,274).............................................         22,155          22,871
  Equity securities, at fair value (cost: $108 and $1,897)......            204           1,738
  Short-term investments, at cost...............................        122,794          83,303
  Other long-term investments...................................          1,374           1,225
                                                                   -------------    ------------
                                                                        710,042         672,793
Cash............................................................         13,318           4,763
Accrued investment income.......................................          9,608          10,339
Premiums receivable.............................................         80,996          72,018
Reinsurance recoverable on paid losses..........................         19,939          23,755
Reinsurance recoverable on unpaid losses........................        226,544         222,672
Prepaid reinsurance premiums....................................          9,921          19,307
Deferred policy acquisition costs...............................         22,471          22,844
Deferred Federal income tax benefits............................         22,542          34,818
Investment in affiliate.........................................         12,360          11,232
Other assets....................................................         53,431          49,174
                                                                   -------------    ------------
                                                                    $ 1,181,172      $1,143,715
                                                                   -------------    ------------
                                                                   -------------    ------------
LIABILITIES
Losses and loss expenses........................................    $   618,738      $  604,787
Unearned premiums...............................................         99,955         110,082
Funds held under reinsurance treaties...........................         18,571          20,758
Reinsurance balances payable....................................         27,000          43,685
Convertible subordinated debentures.............................         75,950          82,350
Notes payable...................................................         25,000          20,000
Commercial paper................................................         20,639          11,310
Other liabilities...............................................         17,933          11,348
                                                                   -------------    ------------
                                                                        903,786         904,320
                                                                   -------------    ------------
STOCKHOLDERS' EQUITY
Preferred stock, no par value, 5,000 shares authorized;
  no shares issued..............................................        --              --
Common stock, $.30 par value, 50,000 shares authorized;
  18,364 and 18,356 shares issued...............................          5,509           5,507
Additional paid-in capital......................................        114,669         114,556
Unrealized appreciation (depreciation) of investments, net of
  deferred tax effect...........................................          4,752         (21,640)
Foreign currency translation adjustment.........................           (252)           (414)
Retained earnings...............................................        154,482         143,153
Treasury stock, at cost (193 and 192 shares)....................         (1,774)         (1,767)
                                                                   -------------    ------------
                                                                        277,386         239,395
                                                                   -------------    ------------
                                                                    $ 1,181,172      $1,143,715
                                                                   -------------    ------------
                                                                   -------------    ------------

                             SCOR U.S. CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                  THREE MONTHS ENDED       NINE MONTHS ENDED
                                                    SEPTEMBER 30,            SEPTEMBER 30,
                                                 --------------------    ----------------------
                                                   1995        1994        1995         1994
                                                 --------    --------    ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss).............................   $  4,826    $  2,447    $  14,053    $ (11,368)
Adjustments to reconcile net income (loss) to
  net cash provided by (owed to) operating
  activities:
  Extraordinary gain on redemption of
    debentures................................        -0-         -0-         (522)         -0-
  Realized investment gains...................       (121)       (321)        (713)      (1,059)
  Changes in assets and liabilities:
    Accrued investment gains..................        538        (154)         731         (260)
    Premium balances, net.....................      6,869      29,185      (25,665)       9,019
    Prepaid issuance premiums.................      1,218         797        9,336        4,774
    Reinsurance recoverable on paid losses....     (8,118)    (10,827)       8,816      (29,881)
    Deferred policy acquisition costs.........        257         (36)         379       (1,905)
    Losses and loss expenses..................    (14,577)    (15,879)      13,051       44,741
    Unearned premiums.........................       (179)       (348)     (10,127)       6,709
    Reinsurance recoverable on unpaid losses..     10,516       7,052       (3,872)       4,827
    Funds held under reinsurance treaties.....        714        (321)      (2,187)     (16,719)
    Federal income taxes......................     (4,715)       (472)      (3,475)     (14,010)
    Other.....................................      7,477      (3,967)       9,270       (3,766)
                                                 --------    --------    ---------    ---------
Net cash provided by (used in) operating
  activities..................................      4,705       6,961        2,999       (2,496)
                                                 --------    --------    ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Sales, maturities or redemptions of fixed
  maturities..................................     44,922      54,168      140,362      192,056
Sales of equity securities....................        (38)        207        1,157        4,723
Net sales (purchases) of short-term
  investments.................................     (2,070)      1,792      (35,105)      38,526
Investment in fixed maturities................    (42,971)    (66,279)    (102,762)    (225,947)
Investments in equity securities..............        -0-      (1,685)         -0-       (3,500)
Other.........................................     (4,935)       (381)      (5,430)      (3,361)
                                                 --------    --------    ---------    ---------
Net cash provided by (used in) investing
  activities..................................     (3,112)    (12,178)      (1,778)       2,997
                                                 --------    --------    ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES..........
Dividends paid................................       (906)     (1,638)      (2,724)      (4,908)
Redemption of convertible subordinated
  debentures..................................        -0-         -0-       (8,907)         -0-
Proceeds of notes payable.....................        -0-         -0-        5,000          -0-
Proceeds from issuance of commercial paper--
  net.........................................       (461)          3        3,473           30
Proceeds from stock options exercised.........         12         565           19          610
Other.........................................      3,570       1,372        5,479        1,747
                                                 --------    --------    ---------    ---------
                                                 --------    --------    ---------    ---------
Net cash provided by (used in) financing
  activities..................................      2,213         302        7,340       (2,516)
                                                 --------    --------    ---------    ---------
Net increase (decrease) in cash...............      1,806      (4,915)       8,555       (8,017)
Cash at beginning of period...................     11,512      13,994        4,763       17,096
                                                 --------    --------    ---------    ---------
Cash at end of period.........................   $ 13,318    $  9,079    $  13,318    $   9,079
                                                 --------    --------    ---------    ---------
                                                 --------    --------    ---------    ---------

    Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal, certificates for the Shares and any other required documents should be sent by each stockholder of the Company or such stockholder's broker-dealer, commercial bank, trust company or other nominee to the Depositary as follows:

                        The Depositary for the Offer is:

                              THE BANK OF NEW YORK

           By Mail:               By Facsimile Transmission     By Hand or Overnight Delivery:
                                  (for Eligible Institutions
 Tender & Exchange Department               only):               Tender & Exchange Department
        P.O. Box 11248                  (212) 815-6213                101 Barclay Street
    Church Street Station                                         Receive and Deliver Window
New York, New York 10286-1248       Confirm by telephone:          New York, New York 10286
                                        (800) 507-9357

    Questions or requests for assistance may be directed to the Information Agent or the Dealer Managers at their respective telephone numbers and locations listed below. Requests for additional copies of the Offer to Purchase, the Letter of Transmittal and the other tender offer materials may be directed to the Information Agent, the Dealer Managers or to brokers, dealers, commercial banks or trust companies or other nominees, and copies will be furnished promptly at the Purchaser's Expense.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                             D.F. KING & CO., INC.

         United States                                     Europe
        77 Water Street                       Royex House, Aldermonbury Square
   New York, New York 10005                        London, England ECZV7H

       CALL TOLL-FREE: 1-800-714-3313              (44) 171-600-5005 (collect)


                     THE DEALER MANAGERS FOR THE OFFER ARE:


                              GOLDMAN, SACHS & CO.

                                85 Broad Street
                            New York, New York 10004
                           (800) 323-5678 (Toll Free)